SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 28 , 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
STANDARD FINANCIAL STATEMENTS (DFP)
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Period-ended: December 31, 2005

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 – CNPJ - TAXPAYER REGISTER 02.570.688/0001-70
4 – NIRE 5.330.000.581.8

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - ASP – LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 061	7 - TELEPHONE NUMBER 3415-1010	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3415-1119	10 - TELEX
11 - AREA CODE 061	12 - FAX 3415-1593	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME CHARLES LAGANÁ PUTZ
2 - FULL ADDRESS SIA/SUL - ASP - LOTE D- BL A – 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 – MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 061	8 - TELEPHONE NUMBER 3415-1010	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 061	13 - FAX 3415-1593	14 - FAX -	15 - FAX -
15 - E-MAIL cputz@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

YEAR	1 – DATE OF THE FISCAL YEAR BEGINNING	2 – DATE OF THE FISCAL YEAR END
1 – Last	01/01/2005	12/31/2005
2 – Next to last	01/01/2004	12/31/2004
3 – Last but two	01/01/2003	12/31/2003
4 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES		5 - CVM CODE 00418-9
6 - NAME TECHNICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA		7 - TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 783.840.017-15

01.05 - COMPOSITION OF ISSUED CAPITAL

QUANTITY OF SHARES (IN THOUSAND)	1 09/30/2005	2 06/30/2005	3 12/31/2003
ISSUED CAPITAL
1 – COMMON	134,031,688	134,031,688	134,031,688
2 – PREFERRED	229,937,526	226,007,753	222,670,188
3 – TOTAL	363,969,214	360,039,441	356,701,876
TREASURY STOCKS
4 – COMMON	1,480,800	1,480,800	1,480,800
5 – PREFERRED	0	0	0
6 – TOTAL	1,480,800	1,480,800	1,480,800

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
2 – SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL HOLDING
4 - ACTIVITY CODE 1130 – TELECOMMUNICATIONS
5 – MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 – CASH DIVIDENDS

1 – ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	04/20/2005	Interest on Shareholders’ Equity	05/16/2005	ON	0.0005079059
02	RCA	04/20/2005	Interest on Shareholders’ Equity	05/16/2005	PN	0.0005079059
03	AGO	04/29/2005	Dividends	05/23/2005	ON	0.0008276127
04	AGO	04/29/2005	Dividends	05/23/2005	PN	0.0008276127
05	RCA	12/30/2005	Interest on Shareholders’ Equity	01/14/2006	ON	0.0008263437
06	RCA	12/30/2005	Interest on Shareholders’ Equity	01/14/2006	PN	0.0008263437

01.09 - INVESTOR RELATIONS OFFICER

1 - DATE 03/27/2006	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
1	TOTAL ASSETS	6,031,612	6,947,801	7,061,015
1.01	CURRENT ASSETS	1,263,826	1,190,986	834,187
1.01.01	CASH AND CASH EQUIVALENTS	883,690	828,783	490,891
1.01.02	CREDITS	0	0	0
1.01.03	INVENTORIES	0	0	0
1.01.04	OTHERS	380,136	362,203	343,296
1.01.04.01	LOANS AND FINANCING	0	0	0
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	154,167	105,745	199,725
1.01.04.03	DIVIDENDS RECEIVABLE	220,708	250,236	138,062
1.01.04.04	OTHER ASSETS	5,261	6,222	5,509
1.02	LONG-TERM ASSETS	1,021,480	1,390,544	1,752,673
1.02.01	SUNDRY CREDITS	0	0	0
1.02.02	INTERCOMPANY RECEIVABLES	619,257	1,046,529	1,497,843
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0	0
1.02.02.02	FROM SUBSIDIARIES	619,257	1,046,529	1,497,843
1.02.02.02.01	LOANS AND FINANCING	619,257	1,046,529	1,497,843
1.02.02.02.02	ADVANCES FOR FUTURE CAPITAL INCREASE	0	0	0
1.02.02.03	OTHER RELATED PARTIES	0	0	0
1.02.03	OTHERS	402,223	344,015	254,830
1.02.03.01	LOANS AND FINANCING	101,098	118,273	125,044
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	284,595	223,492	125,608
1.02.03.03	JUDICIAL DEPOSITS	16,530	2	2
1.02.03.04	OTHER ASSETS	0	2,248	4,176
1.03	PERMANENT ASSETS	3,746,306	4,366,271	4,474,155
1.03.01	INVESTMENTS	3,745,018	4,364,939	4,470,474
1.03.01.01	ASSOCIATED COMPANIES	0	0	0
1.03.01.02	SUBSIDIARIES	3,737,948	4,356,174	4,458,242
1.03.01.03	OTHER INVESTMENTS	7,070	8,765	12,232
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,229	1,244	2,600
1.03.03	DEFERRED ASSETS	59	88	1,081

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
2	TOTAL LIABILITIES	6,031,612	6,947,801	7,061,015
2.01	CURRENT LIABILITIES	738,414	516,007	435,300
2.01.01	LOANS AND FINANCING	143	162	91
2.01.02	DEBENTURES	279,902	213,670	213,899
2.01.03	SUPPLIERS	1,367	296	454
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	59,617	22,843	4,217
2.01.04.01	INDIRECT TAXES	26,959	16,353	4,133
2.01.04.02	TAXES ON INCOME	32,658	6,490	84
2.01.05	DIVIDENDS PAYABLE	343,939	275,230	213,514
2.01.06	PROVISIONS	11	0	0
2.01.07	DEBTS WITH RELATED PARTIES	0	0	0
2.01.08	OTHER	53,435	3,806	3,125
2.01.08.01	PAYROLL, SOCIAL CHARGES AND BENEFITS	74	423	356
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	52,921	160	145
2.01.08.03	EMPLOYEE PROFIT SHARING	0	2,960	2,420
2.01.08.04	OTHER	440	263	204
2.02	LONG-TERM LIABILITIES	43,103	295,737	477,328
2.02.01	LOANS AND FINANCING	69	234	423
2.02.02	DEBENTURES	0	259,193	437,593
2.02.03	PROVISIONS	4,444	3,380	233
2.02.03.01	PROVISION FOR CONTINGENCIES	4,444	3,380	233
2.02.04	DEBTS WITH RELATED PARTIES	0	0	0
2.02.05	OTHER	38,590	32,930	39,079
2.02.05.01	INDIRECT TAXES	14,924	0	0
2.02.05.02	TAXES ON INCOME	23,666	32,930	39,079
2.03	DEFERRED INCOME	0	0	0
2.05	SHAREHOLDERS’ EQUITY	5,250,095	6,136,057	6,148,387
2.05.01	PAID-UP CAPITAL	2,596,272	2,568,240	2,544,432
2.05.02	CAPITAL RESERVES	309,178	337,210	361,018
2.05.02.01	PREMIUM ON SHARE SUBSCRIPTION	306,961	263,235	215,286
2.05.02.02	SPECIAL GOODWILL IN THE MERGER	0	71,758	143,515
2.05.02.03	OTHER CAPITAL RESERVES	2,217	2,217	2,217
2.05.03	REVALUATION RESERVES	0	0	0
2.05.03.01	COMPANY ASSETS	0	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0	0
2.05.04	PROFIT RESERVES	282,667	879,550	898,043
2.05.04.01	LEGAL	208,487	208,487	195,073
2.05.04.02	STATUTORY	0	0	0
2.05.04.03	CONTINGENCIES	0	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	74,180	671,063	702,970

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
2.05.04.05	PROFIT RETENTION	0	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED LOSSES	2,061,978	2,351,057	2,344,894

03.01 STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0
3.05	GROSS INCOME	0	0	0
3.06	OPERATING INCOME/EXPENSES	(585,178)	112,466	(14,351)
3.06.01	SELLING EXPENSES	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(28,047)	(19,068)	(20,302)
3.06.02.01	MANAGEMENT COMPENSATION	(2,943)	(2,389)	(1,816)
3.06.02.02	OTHER GENERAL AND ADMINISTRATIVE EXPENSES	(25,104)	(16,679)	(18,486)
3.06.03	FINANCIAL	(358,937)	(63,419)	13,333
3.06.03.01	FINANCIAL INCOME	332,885	311,509	405,128
3.06.03.02	FINANCIAL EXPENSES	(691,822)	(374,928)	(391,795)
3.06.04	OTHER OPERATING INCOME	5,546	3,563	8,826
3.06.05	OTHER OPERATING EXPENSES	(4,246)	(8,011)	(2,856)
3.06.06	EQUITY ACCOUNTING RESULT	(199,494)	199,401	(13,352)
3.07	OPERATING INCOME	(585,178)	112,466	(14,351)
3.08	NON-OPERATING INCOME	2,465	(7,957)	(4,389)
3.08.01	REVENUES	2,685	40	83
3.08.02	EXPENSES	(220)	(7,997)	(4,472)
3.09	INCOME BEFORE TAXES AND INTEREST	(582,713)	104,509	(18,740)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(14,170)	(75,466)	(54,860)
3.11	DEFERRED INCOME TAX	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	(4,275)	(2,434)
3.12.01	INTEREST	0	(4,275)	(2,434)
3.12.02	CONTRIBUTIONS	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	569,000	243,500	220,200
3.15	INCOME (LOSS) FOR THE PERIOD	(27,883)	268,268	144,166
	NO. SHARES, EX-TREASURY (IN THOUSANDS)	362,488,414	358,558,641	355,221,076
	EARNINGS PER SHARE		0.00075	0.00041
	LOSS PER SHARE	(0.00008)

04.01 STATEMENT OF CHANGES IN FINANCIAL POSITION (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003
4.01	SOURCES	1,036,611	852,802	515,611
4.01.01	OF OPERATIONS	182,388	102,879	222,403
4.01.01.01	INCOME/LOSS FOR THE YEAR	(27,883)	268,268	144,166
4.01.01.02	AMOUNTS NOT AFFECTING WORKING CAPITAL	210,271	(165,389)	78,237
4.01.01.02.01	DEPRECIATION AND AMORTIZATION	2,085	3,742	4,475
4.01.01.02.02	MONETARY VARIATION AND LONG-TERM INTEREST	19,857	19,166	55,787
4.01.01.02.03	EQUITY IN SUBSIDIARIES	199,494	(199,401)	13,352
4.01.01.02.04	TAXES, FEES AND CONTRIBUTIONS - LT	(9,767)	0	0
4.01.01.02.05	INCOME/LOSS IN PERMANENT ASSETS WRITE-OFF	(77)	1,587	136
4.01.01.02.06	INVESTMENT GAIN/LOSS	(2,387)	6,370	4,253
4.01.01.02.07	PROVISION FOR CONTINGENCIES	1,066	3,147	234
4.01.02	FROM SHAREHOLDERS	0	0	0
4.01.03	FROM THIRD PARTIES	854,223	749,923	293,208
4.01.03.01	TRANSFER FROM LONG-TERM ASSETS TO CURRENT ASSETS	422,122	447,651	116,263
4.01.03.02	DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY DECLARED OUTSTANDING	357,851	250,236	138,062
4.01.03.03	OTHERS	74,250	52,036	38,883
4.02	USES	1,186,178	576,710	425,061
4.02.01	INCREASE IN PERMANENT ASSETS	331	514	1,382
4.02.02	REDUCTION IN SHAREHOLDERS’ EQUITY (DIVIDENDS)	869,000	286,761	224,208
4.02.03	INCREASE IN LONG-TERM ASSETS	67,865	97,890	38
4.02.04	TRANSFER FROM LONG-TERM LIABILITIES TO CURRENT LIABILITIES	248,982	191,545	187,762
4.02.05	OTHER USES	0	0	11,671
4.03	INCREASE/DECREASE IN WORKING CAPITAL	(149,567)	276,092	90,550
4.04	CHANGES IN CURRENT ASSETS	72,840	356,799	371,661
4.04.01	CURRENT ASSETS AT THE BEGINNING OF THE YEAR	1,190,986	834,187	462,526
4.04.02	CURRENT ASSETS AT THE END OF THE YEAR	1,263,826	1,190,986	834,187
4.05	CHANGES IN CURRENT LIABILITIES	267,407	80,707	281,111
4.05.01	CURRENT LIABILITIES AT THE BEGINNING OF THE YEAR	516,007	435,300	154,189
4.05.02	CURRENT LIABILITIES AT THE END OF THE YEAR	783,414	516,007	435,300

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005 (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5–REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	OPENING BALANCE	2,568,240	337,210	0	879,550	2,351,057	6,136,057
5.02	ADJUSTMENTS OF PREVIOUS YEARS	0	0	0	0	0	0
5.03	INCREASE/DECREASE IN CAPITAL STOCK	28,032	(28,032)	0	0	0	0
5.03.01	TAX BENEFIT ON AMORTIZATION OF GOODWILL FROM MERGER	28,032	(28,032)	0	0	0	0
5.04	REALIZATION OF RESERVES	0	0	0	(596,883)	596,883	0
5.04.01	REALIZABLE PROFIT RESERVES	0	0	0	0	0	0
5.05	TREASURY STOCKS	0	0	0	0	0	0
5.06	INCOME/LOSS FOR THE YEAR	0	0	0	0	(27,883)	(27,883)
5.07	ALLOCATIONS	0	0	0	0	(869,000)	(869,000)
5.07.01	ADDITIONAL DIVIDENDS – AGO (4/29/05)	0	0	0	0	(300,000)	(300,000)
5.07.02	PROPOSED DIVIDENDS/ INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0	(569,000)	(569,000)
5.08	OTHER	0	0	0	0	10,921	10,921
5.08.01	DIVIDENDS PRESCRIBED	0	0	0	0	10,921	10,921
5.09	ENDING BALANCE	2,596,272	309,178	0	282,667	2,061,978	5,250,095

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2004 TO 12/31/2004 (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5–REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	OPENING BALANCE	2,544,432	361,018	0	898,043	2,344,894	6,148,387
5.02	ADJUSTMENTS OF PREVIOUS YEARS	0	0	0	0	0	0
5.03	INCREASE/DECREASE IN CAPITAL STOCK	23,808	(23,808)	0	0	0	0
5.03.01	TAX BENEFIT ON AMORTIZATION OF GOODWILL FROM MERGER	23,808	(23,808)	0	0	0	0
5.04	REALIZATION OF RESERVES	0	0	0	(31,907)	31,907	0
5.04.01	REALIZABLE PROFIT RESERVES	0	0	0	(31,907)	31,907	0
5.05	TREASURY STOCKS	0	0	0	0	0	0
5.06	INCOME/LOSS FOR THE YEAR	0	0	0	0	268,268	268,268
5.07	ALLOCATIONS	0	0	0	13,414	(300,175)	(286,761)
5.07.01	LEGAL RESERVE	0	0	0	13,414	(13,414)	0
5.07.02	PROPOSED DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0	(286,761)	(286,761)
5.08	OTHERS	0	0	0	0	6,163	6,163
5.08.01	DIVIDENDS PRESCRIBED	0	0	0	0	6,163	6,163
5.09	ENDING BALANCE	2,568,240	337,210	0	879,550	2,351,057	6,136,057

05.03 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2003 TO 12/31/2003 (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5–REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	OPENING BALANCE	2,257,611	389,751	0	978,085	2,614,653	6,240,100
5.02	ADJUSTMENTS OF PREVIOUS YEARS	0	0	0	0	0	0
5.03	INCREASE/DECREASE IN CAPITAL STOCK	286,821	(28,733)	0	0	(258,088)	0
5.03.01	RESERVES AND PROFITS	258,088	0	0	0	(258,088)	0
5.03.02	TAX BENEFIT ON AMORTIZATION OF GOODWILL FROM MERGER	28,733	(28,733)	0	0	0	0
5.04	REALIZATION OF RESERVES	0	0	0	(87,250)	87,250	0
5.04.01	REALIZABLE PROFIT RESERVES	0	0	0	(87,250)	87,250	0
5.05	TREASURY STOCKS	0	0	0	0	(11,671)	(11,671)
5.06	INCOME/LOSS FOR THE YEAR	0	0	0	0	144,166	144,166
5.07	ALLOCATIONS	0	0	0	7,208	(231,416)	(224,208)
5.07.01	LEGAL RESERVE	0	0	0	7,208	(7,208)	0
5.07.02	PROPOSED DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0	(224,208)	(224,208)
5.08	OTHERS	0	0	0	0	0	0
5.09	ENDING BALANCE	2,544,432	361,018	0	898,043	2,344,894	6,148,387

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
1	TOTAL ASSETS	18,202,788	18,721,897	16,321,176
1.01	CURRENT ASSETS	6,431,006	6,742,077	4,681,106
1.01.01	CASH AND CASH EQUIVALENTS	2,613,773	3,226,593	1,956,656
1.01.02	CREDITS	2,152,813	2,111,579	1,859,713
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,152,813	2,111,579	1,859,713
1.01.03	INVENTORIES	83,035	174,033	8,042
1.01.04	OTHER	1,581,385	1,229,872	856,695
1.01.04.01	LOANS AND FINANCING	3,962	2,540	2,446
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	1,276,740	841,466	701,025
1.01.04.03	JUDICIAL DEPOSITS	148,469	144,770	40,367
1.01.04.04	OTHER ASSETS	152,214	241,096	112,857
1.02	LONG-TERM ASSETS	2,346,253	1,647,390	1,623,588
1.02.01	OTHER CREDITS	0	0	0
1.02.02	INTERCOMPANY RECEIVABLES	0	0	6,965
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0	6,965
1.02.02.02	FROM SUBSIDIARIES	0	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0	0
1.02.03	OTHER	2,346,253	1,647,390	1,616,623
1.02.03.01	LOANS AND FINANCING	106,309	126,477	132,557
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	1,512,325	957,085	867,673
1.02.03.03	INCOME SECURITIES	2,604	0	0
1.02.03.04	JUDICIAL DEPOSITS	657,797	476,230	417,613
1.02.03.05	INVENTORIES	0	0	19,053
1.02.03.06	OTHER ASSETS	67,218	87,598	179,727
1.03	PERMANENT ASSETS	9,425,529	10,332,430	10,016,482
1.03.01	INVESTMENTS	423,411	519,156	338,559
1.03.01.01	ASSOCIATED COMPANIES	4	4	97,485
1.03.01.02	SUBSIDIARIES	0	0	0
1.03.01.03	OTHER INVESTMENTS	423,407	519,152	241,074
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,220,004	8,887,003	9,031,797
1.03.03	DEFERRED ASSETS	782,114	926,271	646,126

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
2	TOTAL LIABILITIES	18,202,788	18,721,897	16,321,176
2.01	CURRENT LIABILITIES	5,429,430	4,613,446	3,747,173
2.01.01	LOANS AND FINANCING	874,012	601,261	563,112
2.01.02	DEBENTURES	327,669	255,377	1,133,846
2.01.03	SUPPLIERS	1,787,858	1,769,776	936,110
2.01.04	TAXES, FEES AND CONTRIBUTIONS	1,035,272	821,566	466,095
2.01.04.01	INDIRECT TAXES	803,486	767,112	443,348
2.01.04.02	TAXES ON INCOME	231,786	54,454	22,747
2.01.05	DIVIDENDS PAYABLE	499,809	436,227	322,694
2.01.06	PROVISIONS	382,149	357,140	76,531
2.01.06.01	PROVISION FOR CONTINGENCIES	336,654	327,643	48,509
2.01.06.02	PROVISION FOR PENSION PLAN	45,495	29,497	28,022
2.01.07	RELATED PARTY DEBTS	0	0	0
2.01.08	OTHER	522,661	372,099	248,785
2.01.08.01	PAYROLL, SOCIAL CHARGES AND BENEFITS	78,288	73,662	61,907
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	207,617	114,379	51,893
2.01.08.03	EMPLOYEE PROFIT SHARING	64,445	63,799	51,426
2.01.08.04	AUTHORIZATIONS TO EXPLORE TELECOM. SERV.	55,516	44,056	0
2.01.08.05	OTHER LIABILITIES	116,795	76,203	83,559
2.02	LONG-TERM LIABILITIES	5,641,538	5,717,709	4,180,708
2.02.01	LOANS AND FINANCING	2,867,400	3,092,397	1,655,451
2.02.02	DEBENTURES	500,000	759,194	437,593
2.02.03	PROVISIONS	1,354,754	886,531	1,128,537
2.02.03.01	PROVISION FOR CONTINGENCIES	672,160	414,582	650,469
2.02.03.02	PROVISION FOR PENSION PLAN	682,594	471,949	478,068
2.02.04	RELATED PARTY DEBTS	0	0	0
2.02.05	OTHER	919,384	979,587	959,127
2.02.05.01	PAYROLL, SOCIAL CHARGES AND BENEFITS	0	4,834	7,871
2.02.05.02	MATERIAL AND SERVICES SUPPLIERS	21,357	3,504	860
2.02.05.03	INDIRECT TAXES	575,001	604,942	583,194
2.02.05.04	TAXES ON INCOME	33,079	68,135	66,083
2.02.05.05	AUTHORIZATIONS TO EXPLORE TELECOM. SERV	252,274	261,548	211,847
2.02.05.06	OTHER LIABILITIES	29,699	28,650	81,298
2.02.05.07	FUNDS FOR CAPITALIZATION	7,974	7,974	7,974
2.03	DEFERRED INCOME	84,587	73,978	11,431
2.04	MINORITY INTEREST	1,801,213	2,188,274	2,244,537
2.05	SHAREHOLDERS’ EQUITY	5,246,020	6,128,490	6,137,327
2.05.01	PAID-UP CAPITAL	2,596,272	2,568,240	2,544,432
2.05.02	CAPITAL RESERVES	309,178	337,210	361,018
2.05.02.01	PREMIUM ON SHARE SUBSCRIPTION	306,961	263,235	215,286
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	0	71,758	143,515

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2005	4 - 12/31/2004	5 - 12/31/2003
2.05.02.03	OTHER CAPITAL RESERVES	2,217	2,217	2,217
2.05.03	REVALUATION RESERVES	0	0	0
2.05.03.01	COMPANY ASSETS	0	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0	0
2.05.04	PROFIT RESERVES	282,667	879,550	898,043
2.05.04.01	LEGAL	208,487	208,487	195,073
2.05.04.02	STATUTORY	0	0	0
2.05.04.03	CONTINGENCIES	0	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	74,180	671,063	702,970
2.05.04.05	PROFIT RETENTION	0	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED LOSSES	2,057,903	2,343,490	2,333,834

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	14,687,239	12,763,442	11,077,381
3.02	DEDUCTIONS FROM GROSS REVENUE	(4,548,555)	(3,698,586)	(3,162,187)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	10,138,684	9,064,856	7,915,194
3.04	COST OF GOODS AND/OR SERVICES SOLD	(6,518,211)	(5,822,720)	(4,848,081)
3.05	GROSS INCOME	3,620,473	3,242,136	3,067,113
3.06	OPERATING INCOME/EXPENSES	(4,744,924)	(2,934,082)	(2,758,717)
3.06.01	SELLING EXPENSES	(1,655,749)	(1,085,777)	(819,937)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(1,291,385)	(985,719)	(813,338)
3.06.02.01	MANAGEMENT COMPENSATION	(14,637)	(10,387)	(8,910)
3.06.02.02	OTHER GENERAL AND ADMINISTRATIVE EXPENSES	(1,276,748)	(975,332)	(804,428)
3.06.03	FINANCIAL	(1,161,887)	(793,445)	(914,135)
3.06.03.01	FINANCIAL INCOME	850,525	616,872	395,784
3.06.03.02	FINANCIAL EXPENSES	(2,012,412)	(1,410,317)	(1,309,919)
3.06.04	OTHER OPERATING INCOME	415,917	578,270	276,878
3.06.05	OTHER OPERATING EXPENSES	(1,051,820)	(647,411)	(488,185)
3.06.06	EQUITY ACCOUNTING RESULT	0	0	0
3.07	OPERATING INCOME	(1,124,451)	308,054	308,396
3.08	NON-OPERATING INCOME	(146,560)	(168,025)	(473,434)
3.08.01	REVENUES	47,646	105,357	55,500
3.08.02	EXPENSES	(194,206)	(273,382)	(528,934)
3.09	INCOME BEFORE TAXES AND INTEREST	(1,271,011)	140,029	(165,038)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	373,097	(120,937)	1,357
3.11	DEFERRED INCOME TAX	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	(58,058)	(3,510)
3.12.01	INTEREST	0	(58,058)	(3,510)
3.12.02	CONTRIBUTIONS	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	774,499	393,605	303,975
3.14	MINORITY INTEREST	93,860	(102,417)	8,355
3.15	INCOME (LOSS) FOR THE PERIOD	(29,555)	252,222	145,139
	NO. SHARES, EX-TREASURY (IN THOUSANDS)	362,488,414	358,558,641	355,221,076
	EARNINGS PER SHARE		0.00070	0.00041
	LOSS PER SHARE	(0.00008)

08.01 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2005 to 12/31/2005	4 - 01/01/2004 to 12/31/2004	5 - 01/01/2003 to 12/31/2003
4.01	SOURCES	3,976,325	6,073,057	3,596,466
4.01.01	OF OPERATIONS	3,277,241	3,353,171	3,335,012
4.01.01.01	INCOME/LOSS FOR THE YEAR	(29,555)	252,222	145,139
4.01.01.02	AMOUNTS NOT AFFECTING WORKING CAPITAL	3,306,796	3,100,949	3,189,873
4.01.01.02.01	DEPRECIATION AND AMORTIZATION	2,797,945	2,588,655	2,205,606
4.01.01.02.02	MONETARY VARIATION, FOREIGN EXCHANGE VARIATION AND LONG-TERM INTEREST	77,578	74,030	160,933
4.01.01.02.03	PROVISION FOR CONTINGENCIES	409,741	100,546	299,375
4.01.01.02.04	INCOME IN PERMANENT ASSETS WRITE-OFF	27,880	55,976	348,020
4.01.01.02.05	TAXES, CHARGES AND LONG-TERM CONTRIBUTIONS	(199,404)	156,801	179,538
4.01.01.02.06	INVESTMENT LOSSES	43,336	30,542	8,330
4.01.01.02.07	MINORITY INTEREST	(93,860)	102,417	(8,355)
4.01.01.02.08	PROVISION FOR PENSION PLANS	253,767	(1,895)	1,686
4.01.01.02.09	OTHER	(10,187)	(6,123)	(5,260)
4.01.02	FROM SHAREHOLDERS	0	0	0
4.01.03	FROM THIRD PARTIES	699,084	2,719,886	261,454
4.01.03.01	INCREASE IN LONG-TERM LIABILITIES	535,999	2,478,532	23,731
4.01.03.02	TRANSFER FROM LONG-TERM ASSETS TO CURRENT ASSETS	105,402	197,284	154,611
4.01.03.03	TRANSFER FROM PERMANENT ASSETS TO CURRENT ASSETS	15,558	0	0
4.01.03.04	INCORPORATED NET WORKING CAPITAL	0	0	39,300
4.01.03.05	OTHER	42,125	44,070	43,812
4.02	USES	5,103,380	4,878,359	3,933,151
4.02.01	INCREASE IN LONG-TERM ASSETS	553,837	425,073	209,364
4.02.02	INCREASE IN PERMANENT ASSETS	1,975,860	2,819,334	1,758,505
4.02.03	SHAREHOLDERS’ EQUITY REDUCTION - DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY	1,074,499	436,866	307,982
4.02.04	TRANSFER FROM LONG-TERM LIABILITIES TO CURRENT LIABILITIES	1,436,912	1,156,548	1,619,720
4.02.05	INCORPORATED NET WORKING CAPITAL	0	2,988	0
4.02.06	OTHER	62,272	37,550	37,580
4.03	INCREASE/DECREASE IN WORKING CAPITAL	(1,127,055)	1,194,698	(336,685)
4.04	CHANGES IN CURRENT ASSETS	(311,071)	2,060,971	931,780
4.04.01	CURRENT ASSETS AT THE BEGINNING OF THE YEAR	6,742,077	4,681,106	3,749,326
4.04.02	CURRENT ASSETS AT THE END OF THE YEAR	6,431,006	6,742,077	4,681,106
4.05	CHANGES IN CURRENT LIABILITIES	815,984	866,273	1,268,465
4.05.01	CURRENT LIABILITIES AT THE BEGINNING OF THE YEAR	4,613,446	3,747,173	2,478,708
4.05.02	CURRENT LIABILITIES AT THE END OF THE YEAR	5,429,430	4,613,446	3,747,173

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
STANDARD FINANCIAL STATEMENTS (DFP)
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Period-ended: December 31, 2005

01768-0	BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

09.01 – REPORT OF INDEPENDENT ACCOUNTANTS – UNQUALIFIED OPINION

The Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the balance sheets of Brasil Telecom Participações S.A. and the consolidated balance sheets of the Company and its subsidiaries, drawn up on December 31, 2005 and 2004, and respective statements of income, statements of changes in shareholders’ equity and statements of changes in financial position, corresponding to the years ended on that date, prepared under the responsibility of its management. Our responsibility is to express an opinion about these financial statements.

Our review was performed in accordance with auditing standards applicable in Brazil and they comprise: (a) the planning of works, taking into account the relevance of balances, the volume of transactions, accounting systems and internal controls of the Company and its subsidiaries; (b) the verification, based on tests, of evidence and records supporting amounts and financial information disclosed; and (c) the evaluation of most representative accounting practices and estimates adopted by the Company’s management and its subsidiaries, as well as the presentation of financial statements taken as a whole.

In our opinion, the financial statements referred to above properly represent in all their relevant aspects the equity and financial condition of Brasil Telecom Participações S.A., as well as the consolidated equity and financial condition of this Company and its subsidiaries on December 31, 2005 and 2004, the results of its operations, changes in shareholders’ equity and changes in financial position, corresponding to the years ended on that dates, in accordance with accounting practices adopted in Brazil.

Our examination was performed for the purpose of issuing an opinion about the financial statements, taken as a whole. The statements of value added and cash flow represent supplementary information to those statements and are presented to provide an additional analysis. This supplementary information was submitted to the same audit procedures, applied to the financial statements and in our opinion, this is properly presented in all its relevant aspects in relation to the financial statements, taken as a whole.

As disclosed in Note 5 (i), on April 28, 2005, an agreement foreseeing the merger of the indirect subsidiary 14 Brasil Telecom Celular S.A. into Tim Brasil Serviços e Participações S.A. was entered into. The effectiveness of this agreement has been the subject-matter of discussions through various injunctions and, at this moment, it is not possible to forecast possible effects on the financial statements of the Company and its subsidiaries, stemming from the realization or not of such agreement.

March 27, 2006

KPMG Auditores Independentes
CRC-SP-014.428 -“S”-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O -“S”-DF

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
STANDARD FINANCIAL STATEMENTS (DFP)
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Period-ended: December 31, 2005

01768-0	BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

10.01 – MANAGEMENT REPORT

Management Report

Dear Sirs and Madams Shareholders:

In compliance with the provisions provided for in the law and in the By-Laws, Brasil Telecom Participações S.A.’s management submits to your analysis the Management Report, the Company’s Consolidated Financial Statements and the Independent Auditors Report, related to the fiscal year ended on December 31st, 2005.

Economic Scenario

In 2005, the Brazilian economy grew by 2.3%, mainly sustained by substantial international demand, which resulted in record trade surpluses.

Inflation as measured by the IPCA index reached to 5.69% in 2005 and the exchange-rate ended the year at R$ 2.34 to the dollar, up 13.4% compared to 2004. Interest rates remained high throughout the year, ending 2005 at 18% p.a., peaking at 19.75% p.a. in the third quarter.

In the domestic context, Brasil Telecom considers an environment of continuing moderate economic growth, controlled inflation and falling interest rates. In the international environment, the global economy remains in a sustained growth trend, independently of the uncertainties associated with the Middle East and the upward revision of US interest rates.

Regulatory Environment

The concession contracts for Public Switched Telephone Network (PSTN) were extended in December 2005. These will remain in force to the end of 2025 and will be subject to review every five years, from December 31, 2010.

One of the changes introduced by the new contracts was the charging of local calls on a per minute basis, replacing the old pulse measuring system. The new contracts have guaranteed a subscriber the right to request a detailed breakdown of local calls on their monthly bill. Concessionaires would have had until the end of August 2006 to make the investment necessary for the implementation of this ease. However, a decision by the National Telecommunications Agency (Anatel) in February 2006 postponed the implementation deadline to the end of August 2007.

Another item established under the new contracts refers to the parameters which will serve as the basis for tariff readjustments. From 2006, the Telecommunications Sector Index, created by Anatel and referenced to a basket of public price indices, became the official index for the correction of tariffs in the sector. For 2006 and 2007, Anatel also formulated a calculation model for the transfer factor – or X factor – whose function is to transfer part of the productivity gains achieved by the concessionaires to end-users.

In 2005, the Regulations for the Separation and Allocation of Accounts were published. This expands the base of physical and financial information that the operator must make available to Anatel, which will be used to set the adjustment to public tariffs, as well as determining the value of the interconnection tariffs from 2008 on. Fixed-line concessionaires will be obliged to provide the first set of expanded information in April 2006.

Published in March 2005, the General Interconnection Regulations defined new rules for the interconnection of networks and the relationship among telecommunications service providers.

Furthermore, in December, Anatel published the Regulations for Individual Special Class Access, whose goal is to facilitate progressive universalization of individual fixed-line telephone access.

For mobile telephone services, the "bill and keep" system was suspended by a ruling from Anatel. It was originally expected that this system would come into force from July 2005, establishing rules for the payment of interconnection charges on calls between mobile telephone operators. Once the "bill and keep" system is implemented, mobile operators would cease to pay the Mobile Network Use Tariff on mobile-mobile calls.

Three themes related to the telecommunications sector, which are currently the subject of ongoing debate in the National Congress, are worth mentioning: the proposal to abolish the fixed monthly basic subscription fee, the project which aims to restructure the Brazilian System for the Defense of Competition and the proposal to alter the General Telecommunications Law, establishing the basis for the creation of a “social telephone service”.

Another important subject, which is present in the discussions about technology convergence, covers the offering of audiovisual content by telecommunications companies. As part of its agenda, the Executive Power is seeking to draw up a law covering mass electronic communication which should, among other things, review the legislation on pay TV and the admittance of foreign capital as a competitive factor, as well as allow the use of funds from the Telecommunications Services Universalization Fund for digital inclusion projects.

Changes in Management

On July 27, 2005 at an Extraordinary General Shareholders’ Meeting, members of the Board of Directors of Brasil Telecom Participações S.A. who were linked to the former manager Opportunity, were dismissed from the Board. At a Board meeting held on August 25, 2005, a new Senior Management was elected, with the Technical Director remaining in place.

At an Extraordinary General Shareholders’ Meeting held on September 30, 2005, the members of the Board of Directors of Brasil Telecom S.A. were also dismissed, with new members being elected in their place. On the same date, at a meeting of the Board of Directors, it was decided to dismiss the Chairman then presiding, and to elect new members to the Senior Management, the Network Officer being reelected. These decisions were ratified by the Board of Directors of Brasil Telecom S.A. at a meeting held on October 5, 2005.

The process of replacing the directors and officers of Brasil Telecom Participações S.A. and Brasil Telecom S.A. was litigious, as demonstrated by the several material facts released by the companies during 2005 and the various lawsuits filed by the former manager aiming at taking back the management of the Companies, which are still ongoing.

Agreements of April 28, 2005 under Opportunity’s Management

On April 28, 2005, while still under the management of the then CEO Carla Cico and Opportunity, Brasil Telecom Participações S.A. and Brasil Telecom S.A. celebrated several agreements involving the Opportunity and Telecom Italia groups (“Agreements of April 28”).

Among these agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. (“BTC”) entered into an agreement with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) entitled “Merger Agreement” and a “Protocol” document related to it.

According to material facts released, the merger was prohibited by injunctions issued by courts in Brazil and the US. And this is also the subject of an arbitration involving the controlling shareholders.

The new management of Brasil Telecom Participações S.A. and Brasil Telecom S.A. believes that the Merger Agreement, the respective Protocol and the other Agreements of April 28, which include the withdrawal and settlement of various court actions involving the Companies, were entered into while a conflict of interests existed, in violation of the Law and the Companies’ Bylaws, as well as being contrary to shareholders’ agreements, and furthermore, lacking the necessary shareholder and corporate approvals. In addition, the new management considers that these agreements are contrary to Companies’ best interests, particularly with regard to the mobile telephone business.

With regard to the Merger Agreement, on March 16, 2006, Brasil Telecom S.A. and BTC entered into arbitration against TIMI and TIMB in order to obtain annulment of this agreement or have it declared null and void. Such arbitration will be carried out according to the rules of the International Chamber of Commerce (“ICC”).

Assessment of the Actions by the Former Managers under the Management of Opportunity

In observance of their fiduciary duties, under the terms of the applicable legislation, the current management of Brasil Telecom Participações S.A. and Brasil Telecom S.A. have carried out internal investigations on the businesses and operations of the former management appointed by Opportunity, having identified management acts indicating abuse of controlling power, breach of fiduciary duties, conflict of interest, as well as violation of the law and the Company Bylaws.

To this end, and in accordance with a notice to shareholders released on December 12, 2005, Brasil Telecom Participações S.A. and Brasil Telecom S.A. filed a formal complaint with the CVM - the Brazilian Securities and Exchange Commission, against its former management, Opportunity Fund and other individuals and companies, both national and foreign, linked in any way to the former, who have been involved with, or participated in any way, or benefited from the actions which are the object of the formal complaint. On March 21, 2006, a further formal complaint, as an amendment to the first complaint, was submitted to CVM, in light of new management actions identified.

Brasil Telecom Participações S.A. and Brasil Telecom S.A. are adopting all necessary legal measures to recover the losses and damages suffered.

The Group

Brasil Telecom Group is comprised of companies which operate in the telecommunications sector, offering a full range services, particularly local fixed-line telecommunications, domestic and international long distance fixed-line telecommunications, mobile telecommunications, data transmission, besides data center and internet services.

Below you may find the group’s corporate structure in a simplified version:

Corporate Structure as of 12/31/2005

Brasil Telecom S.A.

Brasil Telecom S.A. is the company responsible for the providing of fixed-line telephone services – voice and data, both on a local basis as well as long-distance. The public concession covers the states of Rondônia, Acre, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, as well as the Federal District. This concession area, which corresponds to Region II in the General Concession Plan, runs along the frontier with Peru, Bolivia, Paraguay, Argentina and Uruguay, and can thus be considered a corridor to Mercosur.

In the last few years, Brasil Telecom S.A. has made some important acquisitions in the telecommunications sector, with the main objective of becoming a complete telecommunications service multi-provider, where convergence is the basic premise. In this manner, Brasil Telecom S.A. is present throughout the entire value chain in this sector.

Brasil Telecom operates outside its concession area, particularly in the three main Brazilian metropolitan areas (São Paulo, Rio de Janeiro and Belo Horizonte), through Brasil Telecom Comunicação Multimídia Ltda. This allows it to serve the corporate market, and so increase its market share in the growing data transmission market.

The Company also acquired a system of sub-sea fiber optic cables which connects Brazil, Venezuela, Bermuda and United States, which guarantees the Company the autonomy to carry international voice and data traffic.

The 3.2 million active users served by the internet service providers iG, iBest and BrTurbo mean that Brasil Telecom is the largest internet access provider in Latin America and one of the 15 largest internet providers in the world, in terms of number of clients. In October 2005, the new management of Brasil Telecom began the process of integrating these three providers, with the object of consolidating the leadership of the Group in the Brazilian internet market. Just as important, or even more important than the traffic generated by these providers and the revenues provided by access and other products, is the exploitation of this relationship channel with clients spread throughout the country.

To complete its strategy of being a complete telecommunications service multi-provider, Brasil Telecom launched its mobile operation in September 2004, developing a combination of innovative promotions focused initially on fixed-line users and broadband access subscribers.

BrT Serviços de Internet S.A.

Through BrTurbo, iBest and iG, Brasil Telecom is able to compete throughout the Brazilian territory in the various segments of the internet, providing a range of converging services with a unified vision and mutual synergy. BrTurbo is the broadband leader in Region II of the General Concession Plan. iBest is the largest dial-up access provider in Region II, while iG - the first in dial-up access in Brazil - is one of the largest content providers with a broadband presence outside Region II.

BrTurbo

To consolidate its brand and strengthen its leadership in the broadband market in Region II, BrTurbo redesigned its portal in 2005, creating a new games channel, starting to use a new platform for the distribution of multimedia content and developing commercial and content partnerships. The company also launched BrTurbo Educa, Gigamail and a photo album, among other things, with the objective of adding value to the portfolio of products and services and, consequently, increasing average revenue per client.

BrTurbo Empresas, focused on small and medium-size enterprises, was reformulated and gained several new functions, which resulted in growth of 30%, in relation to the previous year.

BrTurbo Asas, which uses Wi-Fi, saw its own hotspot network expand by 22%, as a result of partnerships signed with Brazil's main airports. The number of accesses and the utilization time doubled, compared to the previous year.

As a result of these initiatives, BrTurbo’s client base expanded to 548,000 in 2005, 106% larger than the previous year. Thus, for the second year running, BrTurbo doubled the size of its client base.

iBest

iBest consolidated its position as the largest dial-up access provider in Region II, achieving a market share estimated at 50%, at the end of 2005.

iBest has a presence in more than 1,800 towns and cities and has approximately 10 million registered customers and 1.5 million active users. During 2005, it generated 19 billion minutes, an increase of 14% compared to 2004, due to its relationship initiatives and the expansion in the number of points of presence.

During 2005, iBest began to review its portal strategy, internalizing its news channel and improving its navigability. As a result, the frequency of portal use increased by 21%, in terms of single users in the period January to December, according to research from Ibope Net Ratings.

The 2005 edition of the iBest Awards was cause for a double celebration: 10 years of awards and 10 years of commercial internet in Brazil. Approximately 25,000 sites registered, 4 million votes and the traditional cash prizes – all made the edition a success, maintaining the iBest Awards as the world’s top internet award ceremony.

iG

On July 26, 2005, Brasil Telecom Subsea Cable Systems (Bermuda) Ltd., a subsidiary of BrT, completed the acquisition of 3,750,500 Voting Class A shares and 6,249,848 Ordinary Class B shares, issued by iG, due to the exercising of an option granted to shareholders: Global Investments and Consulting Inc., Opportunity Fund and Vicência Participações Ltda.

The purchase took place in accordance with the decisions taken by the Boards of Brasil Telecom Participações S.A. and Brasil Telecom S.A. on December 18, 2003 and under the same conditions as those for the extension of the purchase offer, referred to in the material fact, published on November 24, 2004.

The shares purchased for US$ 27.8 million, represented 25.6% of the total capital of iG. As a result of this purchase, BrT Bermuda together with Brasil Telecom Participações S.A., ended up with 98.2% of the total paid-in capital of iG.

iG was the first free Iinternet access provider in Brazil and it currently has a presence in over 1,200 towns and cities. It has 18 million clients registered and two2 million active users. During 2005, the 20 billion minutes generated, positioned iG as the leader in traffic generation terms in Regions I and III and the largest Iinternet access provider in Brazil, both in terms of traffic and number of users. In addition, its base of broadband access subscribers totaled 180,000 at the end of 2005, up 65% compared to 2004.

iG’s pioneering stance is not limited to free access. The provider created the concept of exclusive web journalism with Último Segundo (up to the last second) built the largest cellular portal – Selig –, was the first company to launch a blog tool in Brazil – Blig – and introduced TV Flash on the homepage of its portal. Today, iG is one of the leaders in advertising sales on the internet. During 2005, in another innovative mood, iG created the largest video center on the Brazilian Internet, Megaplayer, and the music site iG Pop - as well as enlarging its games portal Arena iG, resulting in an increase of 11% in its audience, compared to the previous year, according to Ibope Net Ratings. As well as the distribution of content via computer, iG maintains its strategy of expanding its distribution channels. In addition to offering its content through Selig, iG also distributed content in cinemas, airports and elevators.

Grupo BrT Cabos Submarinos

BrT's sub-sea cable system consists of the following companies: Brasil Telecom Cabos Submarinos (Holding) Ltda., Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom of America Inc., Brasil Telecom Subsea Cable Systems (Bermudas) Ltd. and Brasil Telecom Venezuela S.A. - all either direct or indirect subsidiaries of Brasil Telecom S.A.

The Grupo BrT Cabos Submarinos comprises a network of 22,000 km of leading-edge technology sub-sea fiber-optic cable and an installed capacity of 80 Gbps, which can be expanded up to 1.36 Tbps, connecting the US, Bermuda, Venezuela and Brasil.

During 2005, Brasil Telecom continued its efforts to optimize its costs and expenses, as well as increasing its client base in Brazil, the US, Venezuela and Mercosur. Important strategic alliances were established which allowed the Company to expand the geographical reach of its sub-sea cable system. As a result, the Company started to provide services in Venezuela, today holding approximately 40% of the international IP traffic in that country and also in Uruguay. In this latter country, international traffic through Brasil Telecom is already significant.

The reliability of more than 99.99% of operations in this system results in a higher-quality service for its clients, among them being BrT itself, which thus has managed to guarantee the autonomy necessary to carry international voice, data and particularly, IP traffic. This autonomy has direct impact on reducing interconnection and transport costs. In 2005, Brasil Telecom saved US$ 16 million, as a result of its reduced need to rent international capacity.

BrT Comunicação Multimídia

The brand MetroRED was replaced by the brand Brasil Telecom Comunicação Multimídia, in March 2005, with the aim of further strengthening the Brasil Telecom brand throughout Brazil, and optimizing expenditure on marketing and advertising.

Brasil Telecom Comunicação Multimídia provides services in the data center, internet and data transmission segments and is the first Brazilian company to introduce the high-quality, high performance and security of fiber optic cables for operation within offices. Brasil Telecom Comunicação Multimídia’s infrastructure includes 1,600 km of inter-city cable which connects São Paulo, Rio de Janeiro and Belo Horizonte, and 343 km of metropolitan network within the cities, which as well as reaching 636 buildings, has the potential to reach a further 5,000.

Brasil Telecom Comunicação Multimídia offers direct access to the main corporate clients in the country, thus being able to offer a differentiated service with a national and international reach, through partnerships with Grupo BrT Cabos Submarinos. Brasil Telecom Comunicação Multimídia has a technologically advanced infrastructure which complements that of Brasil Telecom S.A., with data networks and IP totally integrated and interlinked through a high-speed transport backbone.

Vant

Vant was the first operator in Brazil to offer services with a network directly based on IP technology – Internet Protocol. With a presence in Brazil's main capital cities, Vant operates throughout Brazilian territory and offers a wide-ranging portfolio of voice and data products.

Vant is undergoing a process of shutting down its activities as part of efforts to achieve greater synergy between the companies in the Group, the rationalization of operational costs and expenses, and the use of tax benefits. Its client base is being switched to other companies within the Group, together with its assets.

Brasil Telecom GSM

To be the fourth entrant into the mobile telephone segment never appeared to be an easy task for Brasil Telecom GSM, principally in the Region in which it operates, where the penetration rate in the cell-phone segment is the largest in Brazil: 58.5% in December. Challenges are being overcome day after day and the success of Brasil Telecom GSM can be seen in its substantial portfolio of clients won by the end of 2005: 2.2 million accesses.

With the launching of its mobile operation, Brasil Telecom has become the largest integrated telecommunications network in Region II, providing converging and innovative products and the use of the one-stop-shop concept at its sales outlets.

As a result of its pioneering stance in the providing of converging and innovative services, Brasil Telecom GSM has become a founding partner of the Fixed-Mobile Convergence Alliance (FMCA), which in December had the participation of 22 operating companies. This association has the objective of developing new products and technologies, to better meet the needs and demands of its members’ customers. Brasil Telecom GSM is the only operator in Latin America which participates in FMCA.

Sales outlets

To exceed the 2 million client mark, Brasil Telecom GSM used the wide reach of its 3,258 sales outlets, distributed through 20 own stores, 54 kiosks, 1,129 authorized agents and 1,979 re-sellers in the main retail chains, as well as 76 outlets for the sale of telephone card credits.

Coverage

During 2005, Brasil Telecom GSM increased its coverage in 156 new locations. At the end of the year, the company was serving 85.9% of the population in Region II, in 782 locations.

National and international roaming agreement

In 2005, Brasil Telecom GSM entered into data roaming agreements with the mobile telephone companies Claro and Oi, so extending its data network service to every state in Brazil.

According to the voice roaming agreement signed with Oi, our clients do not have to pay an additional charge when using this operator in the states of Region I. In cities and towns not covered by Oi, roaming is carried out by Claro or TIM, with an additional displacement charge.

By the end of 2005, 103 agreements had been signed with international operators in 59 countries. With this, the main tourist routes within Mercosur, North America, Europe and Japan, are now covered by roaming agreements.

Risk factors

Regulatory Risk

Brasil Telecom operates in accordance with the concession contracts and terms of authorizations signed with Anatel and under the general and specific legal terms and regulations that govern the sector. Any alteration in these rules initially established may affect the business. As a result of this, Brasil Telecom monitors the changes taking place in the regulatory framework, taking a proactive stance with the aim of reducing regulatory risk.

Market Risk

34.1% of Brasil Telecom's gross revenues come from local services. The trend of partial replacement of the fixed-network traffic to the mobile-network traffic, is a reality which is being dealt with and faced by Brasil Telecom. To this end, a number of initiatives have been developed, such as the creation of new products and services, with a view to maintaining local traffic. In addition, Brasil Telecom launched its own mobile operation, to ensure that part of the traffic from the fixed-network that is being replaced by mobile network traffic, goes through Brasil Telecom's network.

Competition Risk

Every year, the telecommunications sector becomes increasingly competitive, particularly in the long distance, mobile and data communications segments. Brasil Telecom has a substantial market share in the local and long-distance fixed-line segments. In the area of mobile telecommunications, the Company launched its mobile telephone operations at the end of September 2004 and, after one year and three months of operations, managed to achieve a market share of 8.7% in Region II, the result of a strategy based on convergence and the launching of revolutionary products.

Technological development, notably the introduction of voice services based on IP protocol (voice over IP, or VoIP), also results in increased competition, with new agents entering the market. However Brasil Telecom offers services and solutions based on IP technology such as PABX Virtual Net and Vetor to the corporate market. Additionally, investment in infrastructure carried out by the Company in the last few years has given Brasil Telecom the ability to provide more sophisticated services for all client segments.

The Company constantly strives for operational efficiency and excellence in its customer relationship, factors that are fundamental in order to guarantee its leadership position in Region II.

Financial Risk

Brasil Telecom's consolidated debt amounted to R$ 4,569.1 million at the end of December, of which 73.7% was long term. The Company adopts a conservative policy in the use of funding, principally in foreign currency. Of its total debt, R$ 1,278 million has been contracted in dollars, yen and a basket of currencies, while Brasil Telecom holds exchange-rate hedging protection for 59.8% of this amount.

For the interest rate on its loans, Brasil Telecom was in a privileged position, considering that the average cost in 2005 of its debt was the equivalent to 67% of the Domestic Interbank rate.

Operational Risk

With the aim of protecting its assets, Brasil Telecom holds specific insurance, such as Operational Risk and Business Interruption Insurance. The Operational Risk Insurance covers all assets against material damage, caused by fire, lightning, explosion, storms, theft, water damage and flooding, among others. To guarantee complete replacement of its assets, the Company updates the quantity of lines installed in its respective branches, on a monthly basis, and their respective values.

Losses resulting from interruption or interference with the running of the business, caused by possible material damage, are covered under its Business Interruption Insurance.

The responsibility of directors and officers of the Brasil Telecom Group is insured under a Directors and Officers (D & O) policy contracted by Brasil Telecom Participações S.A., which indemnifies third parties up to the maximum limit of the amount insured, in the event of proven management failure.

Policy	Insured Assets	Insured amount (millions)
Operational risks	Buildings, machinery, equipment, facilities, call centers, towers, infrastructure, information technology equipment	R$ 11,923
Business Interruption	Fixed expenses and net income	R$ 8,163
Surety	Compliance with the concession agreements	R$ 214
D&O – Directors & Officers	Management liability	US$ 30
General Civil Responsibility	Physical damage and personal injury to third parties	R$ 10
General Civil Responsibility	Moral Damages to Third Parties	R$ 2

Competition

After the privatization of the Brazilian telecommunications sector, the number of lines in service doubled and the competition for the most attractive clients became fiercer, particularly in the corporate and business segments. In this scenario, in which companies operate in a similar manner, the competitive differential is based on the capacity to propose complete solutions to clients. Brasil Telecom's position as a provider of complete telecommunications solutions turns it into the only operator, in its area of operation, that is able to offer converging solutions. This strategy not only guarantees its competitive edge in the market, but also helps to build a solid base for the future.

Local Fixed Service

Brasil Telecom's leadership position in the fixed telephone market is impressive: the Company has more than 94.6% of the fixed local accesses in Region II, due to the extension of its network, the quality of products and services provided and the practice of competitive prices. The expansion of the mobile plant and ADSL accesses, both markets in which Brasil Telecom has achieved impressive growth, has directly affected local fixed-line traffic. The presence of competitors was a secondary factor in this movement.

Fixed Domestic Long-Distance Service

Currently, Brasil Telecom is the leader in intra-region long-distance telecommunications services. In the last quarter of 2005, the Company achieved an average market share of 90.6% and 84.1%, respectively, in the intra-sector and intra-region segments.

After its entry into the domestic and international long-distance markets on January 19, 2004, Brasil Telecom has been continuously increasing its market share as a result of the publicity made for its carrier selection code, the strength of its brand and its competitive prices. Therefore, in the last quarter of the year, the Company achieved an average market share of 58.7% in the inter-region segment and 33.8% in the international segment. The competition in the long-distance segment is extremely fierce, mainly due to the various authorizations and licenses granted by Anatel to new competitors.

Data Transmission

The data transmission market has shown itself to be vigorous, increasingly provoking interest from companies. Brasil Telecom's market share in this segment has increased mainly due to the expansion in ADSL accesses and the growth in sales of network formation services. Brasil Telecom has been increasing its leadership in both of these markets.

Mobile Telephone Services

Despite being the last to enter this segment in Region II, Brasil Telecom's mobile operation has achieved impressive expansion in its subscriber base. This growth, by the end of December 2005, represented an 8.7% market share in its area of operations – almost three times 2004’s market share. Considering the period between October 2004 and September 2005, Brasil Telecom GSM became the company to enter fourth in the market with the largest market share in its first year of operations.

This success can be attributed to the success of its launch promotion (Pula-Pula), to the benefits of the convergence offered (Bônus Todo Mês, Bumerangue 14, Amigos Toda Hora and Cartão Único), the strength of the Brasil Telecom brand and the experience of the team responsible for the operation.

Strategic Priorities

As its strategic priorities for 2005, Brasil Telecom has decided to push forward with the expansion of its mobile telephone business, increase of its broadband subscribers’ base, growth of its range of alternative plans offered and increase of its market share in the inter-regional and international segments.

Brasil Telecom GSM achieved a market share of 8.7% at the end of 2005, an impressive result due to the fact that Region II had a penetration rate of 41% when the mobile operations were launched. Also worth noting is the percentage of monthly paying (post-paid) customers in Brasil Telecom GSM's client base, the best in its region.

Brasil Telecom ended the year with a total of 1,013,900 broadband subscribers, up 89.3% in comparison to the previous year. This figure meant that the Company maintained its leadership, with the best ratio of broadband accesses to lines in service.

Various different alternative plans were launched by Brasil Telecom to adapt its service to the socioeconomic profile of the population in the region where it operates, reducing the amount of fixed-line terminals disconnected. At the end of the year, 8.2% of lines in service were represented by these plans.

In the data transmission market, Brasil Telecom created solutions focused on various sectors of the economy, such as the automotive and agribusiness segments, as well as municipal authorities. Based on analysis and understanding of the inter-relationship of Brasil Telecom's clients with their suppliers, customers and external agents, it was possible to launch a number of segmented promotions, adding security, efficiency, leading-edge technology and greater value to all the participants of these chains.

Perspectives

In 2006 the telecommunications sector is likely to undergo significant transformation, with repercussions on the business model of all the operating companies. New technologies are making the use of broadband accessible, both for fixed-line, as well as mobile telephones, as well as enlarging the range of converging solutions, based principally on internet protocol.

It is already possible to see a trend of replacing fixed-lines by mobile accesses, with an immediate impact on traffic generated by the former and the switching over, still incipient, from conventional voice traffic to VoIP (Voice over Internet Protocol). The result of this process is a reduction in revenue from fixed-line voice traffic.

This reduction would have already been evident in the past few years, if it had not been for tariff increases. Adding to the complexity of this scenario is that the new revenues coming from IP world, for example, are still low and therefore do not compensate for the loss which is being seen in fixed-line voice revenues.

To align its planning with the realities of the market, Brasil Telecom has selected the following priorities for 2006:

   1. To defend its main business, that of fixed-line voice traffic;
   2. To expand the mobile telephone service, seeking to achieve a satisfactory balance between scale and profitability;
   3. To exploit growth opportunities in data and internet, ensuring profitability;
   4. To build a portfolio of converging promotions in the customer environment – voice, data and images – to reduce client turnover and increase the average revenue per user;

   5. To increase operational efficiency, applying the necessary rigorous controls in terms of cash allocation; and
   6. To create value for the shareholder, in an ethical and transparent manner, in its relationships with all its partners.

Network

Brasil Telecom has a network infrastructure which is a model of operational efficiency. Using state-of-the-art technology, it ensures flexibility and quality in the services it provides.

The direction in which the infrastructure network has evolved was based on a converging pattern of services and applications, using the unique network concept, with the flexibility needed to provide different services – in voice, fixed-line or mobile, and data or images segment, to any client, at any place, at any time.

In this picture, in 2005 Brasil Telecom entered a new era of providing telecommunications services, with the Service Creation Environment – a final element which complements the Company’s Next Generation Network - NGN. In this new structure, the services are implemented in a centralized manner and made available in an evenly distributed and efficient way to any network user. Furthermore, since this structure operates under open-market standards, the services may be developed and implemented by a larger number of suppliers.

Also based on the NGN, Brasil Telecom has introduced a new call center infrastructure, a solution that is totally integrated with the client relationship systems, using all the technological resources available, thus reducing the need for investment. This infrastructure allows centralized management, changing the concept of sites to the concept of available resources, reducing the time necessary to launch new services. In addition, the implementation of virtual agents, known as home workers, is made possible.

In 2005, Brasil Telecom carried out the expansion of its Dense Wavelength Division Multiplexing (DWDM) backbone and continued to expand its core data network, which enables services that require a broader bandwidth to be launched. Network access was made available through the Company's own satellite platform, which makes it possible to offer voice and data services in remote or non-accessible locations through conventional networks within and outside Region II.

Still in 2005, Brasil Telecom continued with the introduction of DSLAMs IP/Ethernet (Digital Subscriber Line Access Multiplexer Internet Protocol/Ethernet) equipment, which prepares the network to support technologies such as ADSL 2+ (Asymmetric Digital Subscriber Line) and allows services to be offered at higher speeds. To meet the new demands with high-speed services, the company began to install the Metro-Ethernet access network.

Throughout the year, Brasil Telecom played an active role within various international standardization organizations - The European Telecommunications Standards Institute (ETSI), 3rd Generation Partnership Project (3GPP), Telecoms & Internet Converged Services & Protocols for Advanced Networks (TISPAN) and the Fixed-Mobile Convergence Alliance (FMCA) – following through and influencing the definition of standards which directly affect the development of its networks, as well as reinforcing its strategy to fully exploit the investments made.

Universalization Targets

Brasil Telecom fulfilled its universalization targets for 2005, receiving a favorable opinion from PricewaterhouseCoopers, as can be seen in the next page.

The fulfillment of these targets included the availability of individual and collective services for the Public Switched Telephone Network (PSTN) in more than 619 locations with a population between 300 and 600 inhabitants and the installation of public telephones in 776 locations with population between 100 and 300 inhabitants, all in Region II.

Universalization Targets

Target	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Quantity of lines installed (target: 7,889 x Millions of lines)	10,790	10,776	10,787	10,793	10,809	10,806	10,797	10,798	10,796	10,794	10,816	10,815
Quantity of locations with more than 600 inhabitants not served by PSTN with individual lines	0	0	0	0	0	0	0	0	0	0	0	0
Number of requests of installation of individual lines, fulfilled in more than 2 weeks (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Number of requests of installation of individual lines made by regular education and health institutions, fulfilled in more than one (1) week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Number of requests of installation of individual lines made by speech or hearing impaired individuals, fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of pay phones in service (target: 216 x Millions of pay phones)	295.9	295.9	295.9	295.9	295.9	295.8	295.8	295.8	295.8	296.0	296.8	296.9
Quantity of locations, covered by PSTN with individual lines, which do not meet the distribution of pay phones per one thousand inhabitants, territorially distributed in a uniform manner (target: 3 pay phones per group of one thousand inhabitants)	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of locations, covered by PSTN with individual lines, with an availability of access to pay phone with a distance greater than the target (target: less than 300 meters)	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of locations that do not meet the percentage of pay phones available 24 hours a day for long-distance calls – with capacity of originating and receiving local and domestic long-distance calls (target: 50% of pay phones)	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of locations that do not meet the percentage of payphones available 24 hours a day for additional international long-distance calls (target: 25% of payphones)	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of requests of payphones in regular education and health institutions fulfilled in more
than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of requests of pay phones made by speech or hearing impaired individuals, and those who use wheelchairs fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Locations with more than 300 inhabitants, without PSTN, without at least one pay phone (target: larger than 300 inhabitants)	0	0	0	0	0	0	0	0	0	0	0	0

Quantity of locations with more than 1,000 inhabitants, not covered by individual lines	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of pay phone requests in regular education and health institutions, fulfilled in more than 2 weeks	0	0	0	0	0	0	0	0	0	0	0	0
Pay phones density per one thousand inhabitants (target: 7.5)	8.30	8.17	8.16	8.16	8.16	8.15	8.15	8.15	8.15	8.15	8.14	8.14
Quantity of pay phone per 100 installed lines (target: 2.5 pay phones)	2.70	2.69	2.69	2.69	2.68	2.68	2.68	2.70	2.68	2.69	2.69	2.69
Quantity of locations with PSTN that do not meet the percentage of 2% of pay phones adapted for speech and hearing impaired individuals and for those who use wheelchair	0	0	0	0	0	0	0	0	0	0	0	0

Quality Targets

Brasil Telecom met and exceeded its targets in 99.5% of quality indicator measurements established by Anatel’s General Target Plan for Quality, as set forth in the following table.

SERVICE QUALITY
Target	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Success dial signal with a maximum waiting period of 3 seconds (target of 98%) – Morning	99.96	99.98	99.98	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Success dial signal with a maximum waiting period of 3 seconds (target of 98%) – Afternoon	99.97	99.98	99.98	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Success dial signal with a maximum waiting period of 3 seconds (target of 98%) – Night	99.97	99.99	99.99	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Rate of completed originated local calls (target of 70%) – Morning	71.45	70.76	70.74	71.15	71.44	71.59	72.39	71.61	71.99	71.55	71.35	71.83
Rate of completed originated local calls (target of 70%) – Afternoon	71.75	71.10	71.16	71.72	72.09	72.07	71.96	72.23	72.23	72.06	72.04	72.14
Rate of completed originated local calls (target of 70%) – Night	70.62	70.46	71.10	71.24	70.97	71.65	71.78	71.42	71.67	71.18	70.81	70.58
Rate of originated local calls not completed due to congestion (target of 4%) – Morning	0.76	0.78	0.80	0.81	0.78	0.94	0.73	0.73	0.80	0.99	0.82	0.69
Rate of originated local calls not completed due to congestion (target of 4%) – Afternoon	0.86	0.76	0.84	0.99	0.78	0.87	0.97	0.79	0.87	0.84	0.72	0.78
Rate of originated local calls not completed due to congestion (target of 4%) – Night	1.27	1.34	1.03	0.82	1.42	1.25	0.85	0.92	1.02	1.18	0.94	1.10
Rate of completed originated DLD calls – consolidated value (target of 70%) – Morning	72.14	71.25	70.86	71.53	72.32	72.46	73.71	72.91	72.92	72.87	72.08	72.73
Rate of completed originated DLD calls – consolidated value (target of 70%) – Afternoon	72.04	71.36	72.05	72.14	72.80	72.97	73.32	73.28	73.24	73.18	72.47	72.75

Rate of completed originated DLD calls – consolidated value (target of 70%) – Night	71.41	70.87	71.08	71.57	71.85	72.68	73.01	72.76	73.20	72.76	71.28	70.27
Rate of originated DLD calls not completed due congestion – consolidated value (target of 4%) – Morning	1.34	1.42	2.05	1.79	1.35	1.40	1.20	1.21	1.24	1.31	1.31	1.19
Rate of originated DLD calls not completed due to congestion – consolidated value (target of 4%) – Afternoon	1.61	1.52	1.28	1.76	1.26	1.17	1.24	1.23	1.26	1.18	1.19	1.27
Rate of originated DLD calls not completed due to congestion – consolidated value (target of 4%) – Night	1.64	1.58	1.46	1.42	1.39	1.26	1.22	1.30	1.31	1.35	1.32	2.20
FULFILLMENT OF REPAIR REQUESTS
Rate of repair requests per 100 PSTN accesses (target of 2%) - Full	1.39	1.16	1.23	1.25	1.20	1.20	1.23	1.28	1.31	1.33	1.29	1.26
Rate of fulfillment of repair requests made by residential users within 24 hours (target of 97%)	99.50	99.46	98.63	99.42	99.52	99.61	99.67	99.79	99.60	99.43	99.64	99.61
Rate of fulfillment of repair requests made by non-residential users within 8 hours (target of 97%)	98.68	98.66	99.09	99.22	99.33	99.36	99.52	99.45	99.01	99.01	99.16	99.45
Rate of fulfillment of repair requests made by users that are providers of public interest services within 2 hours (target of 98%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
FULFILLMENT OF REQUESTS FOR ADDRESS CHANGE
Rate of fulfillment of requests for address change made by residential users within 3 business days (target of 97%)	99.80	99.87	99.87	99.78	99.91	99.84	99.88	99.91	99.86	99.86	99.89	99.84
Rate of fulfillment of requests for address change made by non-residential users within 24 hours (target of 97%)	99.08	99.10	99.01	99.24	99.39	99.13	99.37	99.46	99.42	99.10	99.48	99.42
Rate of fulfillment of requests for address change made by users that are providers of public use services within 6 hours (target of 98%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
TELEPHONE ASSISTANCE PROVIDED TO THE USER
Rate of telephone assistance to the PSTN user within 10 seconds (target of 94%) – Morning	99.51	99.61	98.53	99.12	98.76	99.40	99.51	99.53	99.07	99.07	99.30	97.56

Rate of telephone assistance to the PSTN user within 10 seconds (target of 94%) – Afternoon	99.66	99.83	99.58	91.89	99.74	99.57	99.47	99.49	99.26	99.31	99.13	99.30
Rate of telephone assistance to the PSTN user within 10 seconds (target of 94%) – Night	99.74	99.90	99.80	99.83	99.84	99.64	99.53	99.61	98.81	99.28	99.43	99.32
QUALITY FOR PAY TELEPHONES
Number of pay phones repair requests per 100 pay phones in service (target of 10%)	7.97	5.89	6.65	5.65	5.08	4.81	4.37	3.66	3.79	3.90	4.24	4.19
Rate of fulfillment of pay phones repair requests within 8 hours (target of 97%)	99.16	99.06	99.55	99.59	99.67	99.63	99.56	99.67	99.23	99.33	99.50	99.51
USER’S ACCESS CODE INFORMATION
Rate of information of the user’s access code provided within 30 seconds (target of 97%)	99.02	99.08	99.09	98.91	98.91	99.13	99.10	99.16	99.17	99.04	99.02	98.96
REPLY TO USER’S MAIL
Rate of reply to user’s mail within 5 business days (target of 100%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
PERSONAL ASSISTANCE TO THE USER
Rate of personal assistance to the user within 10 minutes (target of 95%)	N.A.	94.16	95.84	95.84	96.88	97.57	97.74	97.83	96.23	97.81	98.46	96.66
BILLING
Number of bills with error complaints. in the local mode. for every 1.000 bills issued (target of 2%)	1.95	1.94	1.97	1.96	1.97	1.97	1.97	1.96	1.95	1.94	1.92	1.99
Number of bills with error complaints. in the Domestic Long-Distance mode. for every 1.000 bills issued (target of 2%)	1.51	1.56	1.66	1.79	1.82	1.82	1.85	1.83	1.74	1.75	1.73	1.77
Rate of challenged bills with credit returned to the user. referring to the local mode (target of 97%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Rate of challenged bills with credit returned to the user. referring to the Domestic Long- Distance mode (target of 97%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
NETWORK’S MODERNIZATION
Local network digitalization rate (target of 95%)	99.72	99.72	99.72	99.72	99.78	99.91	99.94	99.94	99.96	100.0	100.0	100.0
Total number of accomplished targets (target of 35)	35	34	35	34	35	35	35	35	35	35	35	35
NA = Not applicable

Information Technology (IT)

Brasil Telecom works with converging IT solutions which support all the business segments of the Company. Flexibility, agility and availability are strategic directives which guide the search and selection of these solutions.

GSM project

2005 was a year of consolidation for Brasil Telecom GSM, with investments made in technology to guarantee stability within the environment of its systems. More than 200 improvements were implemented in the support systems, in particular the control of multiple balances in the pre-paid platform and the online treatment of returned goods in stores. Furthermore, new systems were developed: commission for the sales force, Business Intelligence in client portfolio composition, national and international roaming and the GSM Virtual Store, the sales channel with the lowest cost of acquisition for Brasil Telecom.

Also worth mentioning is the implementation of anti-fraud initiatives, such as improving security in the registration of clients and control of users in the resale system, as well as the automatic insertion of rules and jamming in the customer care, including the adhesion in the national blacklist system.

Billing Project

The development of management discounts at Brasil Telecom GSM, which involve 36 bands of discount, has improved flexibility in meeting the demand of corporate clients.

In fixed-line operations, improvements were introduced in the system, focused on environment availability and processing performance.

Revenue Guarantee

In 2005, the main focus in the fraud identification environment was increasing functionalities. The inclusion of processes for the detection of fraud in pre-paid accesses allowed Brasil Telecom GSM to obtain analysis of the main fraudsters in this service in terms of receiving calls and recharging credits.

A module for the generation of automatic and selective jamming was included in the Fraud Management System (FMS), which can be configured based on a different combinations of rules. Additionally, the scope of call monitoring under the FMS was expanded, with the inclusion of Brasil Telecom GSM's local calls and on roaming. Thus, the possibility of fraud identification has increased.

Business Intelligence (BI)

BI has an organized, reliable and updated data base which provides support for analysis, decision-making and disseminating knowledge of the business. In order to continue the implementation of BI in Brasil Telecom, the following functionalities were made available in 2005:

  Directing of actions for ADSL products, intelligent services, connected PC and marketing and sales campaigns;
  Segmentation of clients by market, assisting the business analysis;
  Study of local billing behavior for the pulse-minute migration;
  Billing analysis through measurement of performance, traffic, measured service and monthly and periodic services;

  Carrier Selection Code (CSP) 14 market share analysis; and
  Information on client billing by consultant, for the calculation of variable remuneration.

However, the most important aspect of the year regarding BI, was enabling the availability of information related to the mobile operations, in particular:

  Daily sales report, allowing better sales control;
  Incoming revenue, providing financial control for the generation of pre-paid bonuses;
  Cancellation report, seeking to take action to avoid client losses; and
  Fraud report in activations.

Client Relationship Management (CRM)

CRM is used to manage the relationship with the client to generate value for the Company. During the next few years, the dialogue between the parties will be encouraged and will allow Brasil Telecom to acquire a greater understanding of its customers and, above all, those who produce the best results. Hence, the Company will be able to take initiatives and adopt strategies to satisfy its clients and even anticipate their future demands.

Call Centers

In 2005, Brasil Telecom prioritized the modernization and expansion of its call centers. Additionally, it introduced a virtual call center, capable of serving the client in a transparent manner, through any means of access. The investments made allowed the following results:

  A new call center in Goiânia to serve Brasil Telecom GSM, increasing capacity from 1,254 to 1,854 service positions;
  Voice and screen recording resources, seeking to improve monitoring and quality systems; and
  Automatic pre-dialing and interactive advisory system, seeking greater efficiency and productivity in sales and billing/charging campaigns.

IT and Network Security

In 2005 initiatives were implemented to strengthen the security of wireless network access, the standardization and centralization of control over access applications, analysis of the vulnerabilities of the environment and the publication of norms and directives for information security.

The implementation of an operational security center has allowed the monitoring of security events and the permanent combat of spam in the commercialized ADSL services.

Business Management and Regulatory Projects

In 2005, initiatives were developed to improve business management:

  Third parties contract management;
  The implementation of a system which will offer more flexibility in providing information to shareholders.

In compliance with Anatel’s Resolution 86/1998, the 7 to 8 digit migration project was concluded, with repercussions in 25 systems.

Marketing

Entrepreneurial and Residential Market

The retention strategy in the entrepreneurial and high-consumption residential market continues to be the focus of sales and relationship initiatives. At the end of 2005, Brasil Telecom started to use prediction models for purchases and voluntary cancellations, in order to provide direction for segmented offers.

BrT increased its initiatives of offering intelligent services by sending letters along with the telephone bills in 2005. As a result, there was a 27.8% increase in revenues in comparison to 2004. The caller identification service, which had 1.6 million active clients at the end of 2005, 15.7% higher than the previous year and the virtual answering machine service, which had 285,000 active customers at the end of 2005, 122.1% higher than 2004, were the main highlights.

The Company increased its efforts to sell its hybrid plan (LigMix), aimed at lower-income clients. With a different charging system, which uses the post-paid system for monthly subscription and local fixed-fixed calls and pre-paid for long distance and fixed-mobile calls. The LigMix plant almost doubled in one year, totaling 783,000 accesses in 2005. Such performance demonstrated the feasibility for expansion in the potential fixed-line market in classes C and D, which were exclusively served by prepaid mobile accesses and pay phones.

Business Market

Throughout 2005, BrT’s action pillars were to increase the average ticket size and maintain the Company's current corporate client base. The reformulation of the “Sob Medida Local” plan allowed the development of upselling offers, with an increase in the pulses-included (franquia) and in the clients’ plant size, with a low impact on their bill.

Initiatives under “14 Sob Medida DDD” plan also contributed to increase revenue from customers in the corporate market, with offers to fit each company’s profile. Interlan and IP Turbo offers resulted in an increase of 86.5% and 58.6% in their respective accesses, thus expanding the penetration in data communication and professional internet services in the segment.

The certification for authorized agents and qualification of managers programs generated positive results for Brasil Telecom: the average monthly revenue generated by the agents increased 65%.

Public Telephony Market

This is a market that is fundamental in serving the low-income population. In this segment, Brasil Telecom obtained a 3.8% increase in gross revenue. During the year, the Company implemented new card distribution policies and launched campaigns encouraging the use of pay phones.

Corporate and Government Market

In 2005, Brasil Telecom strengthened its methodology for mapping value chains, seeking to develop customized solutions and offers, thus reinforcing its strategy of operating in commercial niches. It also increased its presence in São Paulo, Rio de Janeiro, Minas Gerais, Salvador, Recife and Fortaleza.

The consolidation of the mobile operation allowed Brasil Telecom to position itself in the market as a Company with complete and converging solutions. Furthermore, it expanded its operations in the international market, with data communication services and products.

CyDC (Cyber Data Center)

Within the concept of being a complete provider of corporate solutions, Brasil Telecom maintained its policy of offering data center services through its six CyDCs, located in Porto Alegre, Curitiba, São Paulo, Rio de Janeiro and Brasília.

In 2005, Brasil Telecom intensified the integration of services provided by CyDCs, data communication and internet. This initiative enabled the development of more complete offers, exploiting the Company's coverage, plant extension, and quality of data and voice networks.

The adoption of the Application Service Provider (ASP) enabled greater flexibility and specialization in the development of offers directed to specific segments of the market.

Broadband

Brasil Telecom expanded its broadband subscriber base from 535,500 to 1,013,900. Such performance was achieved as a result of a thorough mapping and market intelligence action in Region II. The Company directed its efforts and promotions to locations with potential for commercialization. Furthermore, Brasil Telecom concentrated its efforts on service quality and client relationships, ensuring high satisfaction rates and, as a consequence, the maintenance of its client base, even in light of more aggressive competition from its peers.

The penetration among broadband users will be the base to offer new products and services. Broadband accounts for 10.6% of lines in service, the highest percentage of all Brazil’s fixed-line operators.

New Products and Services

Vetor IPSec (internet protocol security): In opting for Brasil Telecom’s Vetor service, companies and government organizations may contract just one supplier to provide their solution for the formation of a Virtual Private Network (VPN). Brasil Telecom provides a complete solution, with differentiated treatment for corporate applications, software and equipment for the implementation of information security systems and multiple technologies for internet access, from ADSL to Metro Ethernet.

International Private Line (IPL): International solution for dedicated line which ensures security and efficiency in data, voice or video transmission, at several speeds and for a large volume of information. This solution is directed to the corporate market, government, the business sector and also at the secondary market, supplied under the One-Stop-Shop (OSS) concept, where one contact point provides the solution from start to finish. In 2005, its range was expanded to the main capitals of Latin America.

Multi-Conference: Brasil Telecom's complete solution for video, audio and web, which allows the client to use the benefits of state-of-the-art technology without the need to invest in assets of their own. The service is managed by the client, through a portal, where conferences can schedule and operate in a simple and secure manner. Launched in October, focusing on the corporate, government and business markets.

Telefonia IP Corporativa (Corporate IP Telephony): Brasil Telecom's Corporate IP Telephony was launched in a partnership with NEC and Cisco, providing a complete outsourcing of VoIP solutions for companies, from the rental of IP equipment to the installation and maintenance of the client's IP network, including the management of the entire infra-structure and centralized support.

Turbo Jogos (Turbo Games): Turbo Jogos was launched in October allowing Brasil Telecom's clients to play online games with a better performance, through a broadband access customized for this application. Turbo Jogos’ objective is to encourage the migration of clients who already have fast internet access to greater speeds, increasing the average revenue per user (ARPU).

VoIPFone: Launched in December, VoIPFone uses VoIP technology as a support for voice services of broadband clients, regardless of the service provider. The product allows savings in the long-distance and mobile calls, as well as to protect Brasil Telecom's revenues against attack from competitors.

PABX (Private Automatic Branch Exchange) Virtual Net: Brasil Telecom has developed new functionalities in its PABX Virtual Net, such as the formation of automatic search and call capturing groups. This product uses NGN, which allows the integration of telephones with different technologies, regardless of their geographic location, in an extensive and unique virtual network, with all the functionalities of a PABX. Directed to companies of any size and operational segment, PABX Virtual Net allows the complete subcontracting of telephone services for its users, assuring access to state-of-the-art technologies, flexibility in service and a reduction in investment and telecommunications expenses.

Expansion of the Intelligent Message Service: Voice, fax and e-mail message storage service on one platform, allowing its recovery through just one access point. Message recovery can be made by fixed or mobile telephone or via the internet.

0300 Service: The charging for the access to non-geographic code 0300 started to be divided between the user and the client of the service, instead of the user bearing all the charge. This change was made in compliance with Anatel’s new rules.

Pula-Pula: Unique and revolutionary offer used as a key promotion in the launch of BrT GSM. Under post-paid plans, the client pays the monthly account and receives the same value in credits for the next month. Under pre-paid plans, the client receives credit minutes equivalent to the amount of minutes incoming from calls received, in the following month. The Pula-Pula promotion was extended for the whole year, with a gradual reduction in benefits granted.

Bônus Todo Mês (Bonus Every Month): BrT GSM’s clients receives minutes in Brasil Telecom fixed-line telephone to make local fixed-fixed calls. The client chooses a Brasil Telecom fixed-line telephone to receive free minutes, every month.

Bumerangue 14 (Boomerang 14): Bumerangue 14 was created for clients who make long distance calls using Brasil Telecom’s CSC (Carrier Selection Code). BrT GSM’s clients who use CSC 14 receive free minutes to be used on local calls.

Amigos Toda Hora (Friends All The Time): A promotion where local calls made to a group of previously selected friends uses reduced tariffs. Post-paid customers may register, at their own criteria,

up to 14 destination numbers (at most two fixed lines) where reduced tariffs will be used, while pre-paid clients may register seven numbers (at most two fixed lines).

WAP Show: A product directed to clients who wish to have a personal or corporate WAP site. With WAP Show, the creation and hosting of a WAP site is easy. Furthermore, it is possible to make available, via cell-phone, downloads of sound, applications, photos and even WAP cameras.

Torpedo Rybena: Allows the communication with hearing impaired public by sending messages that are converted to the Língua Brasileira de Sinais (LIBRAS). The hearing impaired person sees messages in LIBRAS on their cell-phone, with animations in flash.

Secretária Virtual Integrada (Integrated Virtual Answering Machine Service): Developed specially for Brasil Telecom’s fixed and mobile users, it allows the integration of the fixed-line voicemail to eight BrT GSM mobile phones’ voice mails.

Tariff Readjustment

On July 1, 2005, Anatel authorized a PSTN tariff adjustment, in compliance with the criteria and conditions established under the Concession Contracts for Local and Domestic Long-distance Services, in effect as of July 3, 2005. The Basic Local Plan had an average readjustment of 7.27%, while the tariffs for Domestic Long Distance Basic Plan had an average increase of 2.94% .

Customer Relationship

Brasil Telecom permanently seeks excellence in its customer relationship with the client. This represents a fundamental factor in differentiating the Company from the competition, guaranteeing its leadership position in the telecommunications market.

In 2005, 214.5 million contacts were carried out through the Company’s several relationship channels. Each of these contacts is viewed as an opportunity to generate value for the customer and for BrT.

Call Centers

Brasil Telecom constantly invests in the modernization and expansion of its call centers, which at the end of December employed 5,300 professionals, responsible for receiving an average of 17.9 million calls per month. There are 5,250 workstations, distributed in five states and the Federal District. In October, a call center was introduced in Goiânia, focused on Brasil Telecom GSM’s clients. Constructed in a space of 14,000 square meters, with state-of-the-art technology, it has 600 workstations. At the end of December, approximately 2,700 professionals, divided between the call centers of Campo Grande and Goiânia, served mobile operations’ clients.

The efforts to train professionals and the improvement in customer care tools led to an evolution of the operational indicators of the call centers, in particular the average index of calls per client, which reached 0.53 in December. This value is equivalent to the best benchmarks in the market.

Sales Centers

Sales centers commercialized 4.9 million products and services during the year, a 40.3% increase as compared to 2004.

In 2005, several actions were developed, such as: revision of the receptive sales processes, revision of the quality-control criteria, improvement of control tools and management systems, intensification of encouragement campaigns, besides training of call center attendants. As a result, ADSL accesses and intelligent services sales, per attendant increased 32% and 40%, respectively, as compared to 2004.

Retention Centers

Approximately 1.2 million products and services were retained by specialized retention centers. This result is a reflex of: training of call attendants, segmentation for higher value clients, the creation of new offers, implementation of an automatic simulator to offer plans that are adequate for each client’s expenditure profile, and intensification of encouragement campaigns.

Tele-charging Centers

Throughout 2005, R$ 118.5 million were collected by the tele-charging centers, a 358% increase as compared to 2004. The monthly average revenue recovered per attendant increased 311%, as compared to the previous year.

Assistance to the Directory (102)

The assistance to the directory provided 65.3 million numbers and items of information in 2005. During this period, 132.2 million calls were received per month, which represents 53% of the total amount of calls received by the call centers.

Cross-selling and Up-selling

416,900 alternative plans were sold as a result of contacts made by clients to request information or clarify doubts. This encouraged local, national and international long-distance traffic. ADSL access speed upgrade offer was a highlight.

Audio Response Unit (URA)

The service provided by the audio response unit was totally reviewed, improving the interface with the client and increasing the retention rate at customer relationship centers: from 43% in January 2005, to 59% in December. The most requested services by clients were solved quick and automatically, without the participation of call attendants: verifying the value of phone bills, modification of the bill's expiration date, request for a second copy of the bill, consulting the Pula-Pula bonus and registration with Brasil Vantagens.

Website

By the end of the year, Brasil Telecom’s online services in its web site had approximately 721,400 registered clients. This represents a 5% increase in relation to 2004. “Sua Conta” (your account) is still the section in the site responsible for most accesses with 170,200 registrations for the receipt of information on telephone bills via e-mail or website. Throughout the year, 432,200 telephone accounts were sent by e-mail, with total security.

On-site customer care

Brasil Telecom ended 2005 with 2,110 personal on-site customer care spots in its concession area, including its own stores, authorized agents, mail offices, lottery shops and alternative spots (drugstores, markets, among others). In the stores, at the authorized agents, at the mail offices and at the alternative spots, an average of 81,800 people were served per month. In lottery shops, there were 946,100 accesses, a 12% increase as compared to the previous year.

E-mail

In 2005, 276,100 e-mails were received and answered by specialists, who are exclusively dedicated to internet services. To improve the quality of service in this channel and manage a flow of e-mails, a tool was implemented which resulted in a productivity increase of 27.3% .

Letters

Throughout the year, 110,200 letters were received. All letters were answered within a period of five working days.

Operational Performance

Fixed-line Telephony

Plant Indicators – Fixed Telecommunications

PLANT	2005	2004	2003

Lines Installed (Thousand)	10,816	10,737	10,687
Additional Lines Installed (Thousand)	79	50	139
Lines in Service - LIS (Thousand)	9,560	9,503	9,851
Additional LIS (Thousand)	57	(348)	386
Average LIS (Thousand)	9,532	9,677	9,658
LIS/100 Inhabitants	22.3	22.4	23.4
Pay phone/1,000 Inhabitants	6.9	7.0	7.0
Pay phone/100 Installed Lines	2.7	2.8	2.8
Utilization Rate	88.4%	88.5%	92.2%
Digitalization Rate	100.0%	99.7%	99.0%

Brasil Telecom’s installed plant reached 10.8 million terminals, an increase of 80,000 lines during the year. The stability of the installed plant is explained by the fact that the demand for fixed-line telephones has been met, considering the income levels of the Brazilian population.

At the end of December, the plant in service reached 9.6 million accesses, a 57,000 increase in 2005. Seeking to avoid cancellations, BrT has been offering alternative plans, such as the hybrid terminal or LigMix - whose main characteristic is a lower subscription fee than the Basic Plan’s.

LigMix offers the client the possibility to control expenses with fixed-line telephony, once long distance and fixed-mobile calls are only made if the client purchases a pre-paid card. For Brasil Telecom, LigMix, besides being more profitable than many alternative plans, also eliminates bad debt. At the end of 2005, the Company had 783,000 hybrid terminals in its plant in service.

Mobile Telephony

By the end of 2005, Brasil Telecom GSM had 2.2 million accesses, an increase of 255.6% compared to its client base in 2004. Another surprise for the market was the post-paid mix , which reached 31.3% at the end of December, exceeding market expectations. The focus on profitable clients is a priority for Brasil Telecom GSM and the results obtained are a reflection of the brand presence in the corporate segment and the perception by clients of the benefits of convergence.

Customer Base Evolution – Mobile Telephony
(Thousand Accesses)

The increase in Brasil Telecom GSM's client base also represented a 5.5% market share increase during the year, reaching 8.7% by the end of December 2005. It is worth highlighting the corporate market, which, according to research carried out in July, Brasil Telecom GSM reached a market share equivalent to 15%.

Data Transmission

One of the main highlights of the year in the data transmission segment was the commercialization of ADSL accesses.

Compared to 2004, the number of ADSL accesses in service increased 89.3%, reaching 1,013,900 accesses at the end of 2005. In the last two years, the increase observed amounted to 260%. ADSL access is fundamental to Brasil Telecom's strategy, once it provides higher average revenue per user and also protects the high value client base from competition.

ADSL Accesses in Service

Consolidated Financial Performance

Gross Revenues

In 2005, consolidated gross operating revenues amounted to R$14,687.2 million, a 15.1% increase in comparison to 2004. This revenue increase of R$ 1,923.8 million was due basically to the following factors:

  Expansion in the ADSL plant;
  An increase in the mobile telephone service subscriber base; and
  Tariff increases authorized by Anatel, both for fixed-mobile calls, as well as local and long- distance basic plans.

Net consolidated revenues amounted to R$ 10,138.7 million, an 11.8% increase in comparison to 2004.

Consolidated revenues from the local service amounted to R$ 5,006.2 million in 2005, a 6.3% increase in relation to 2004. The increase in local service revenues results from the lower traffic levels, compensated by a tariff increase for the local services basket.

Consolidated revenues from long-distance calls amounted to R$ 1,729.4 million in 2005, in line with the previous year. Despite the increase of R$ 87.8 million and R$ 27.4 million in revenues from inter-region and international long distance segments, respectively, in which Brasil Telecom began its operations in January 2004, the long distance revenue stability is explained by the regulation approved by Anatel in September 2004, which established a new division in the fixed-line local areas in Brazil. According to the regulation, calls between close locations (áreas conurbadas) which used to be long distance calls, are now considered local calls.

In inter-network calls, consolidated revenues amounted to R$ 3,360.7 million in 2005, a 8.5% increase in relation to the previous year. The increase of 7.99% in the VC-1 (fixed-mobile) tariff, authorized by Anatel on June 12, 2005, was the main reason for the increase in revenues.

Regarding interconnection, consolidated revenues amounted to R$ 633.6 million in 2005, a 13.4% reduction in comparison to 2004, mainly reflecting the 13.3% reduction in the local network use tariff , in compliance with the concession contracts.

Consolidated revenues from public telephones amounted to R$ 496.8 million, accounting for 3.4% of 2005’s gross revenue . In the year, revenues from pay telephones increased 3.8%, reflecting an increase in the number of credits sold and a tariff increase.

Consolidated revenue from supplementary and value added services, totaled R$ 459.4 million, a 9.1% increase when compared to 2004. At the end of the year, Brasil Telecom had 7.1 million intelligent services in active operation.

The data communications segment and other services of the main activity generated consolidated gross revenues of R$ 1,923.5 million, an increase of 55.4%, in comparison to revenues registered in 2004. This improved performance reflects the 89.3% increase in the number of ADSL accesses in service and demonstrates the correctness of the strategy adopted by BrT in directing its efforts into a market not exploited by the telecommunications industry until 2001.

In 2005, BrT GSM’s gross revenues totaled R$ 732.3 million, a R$ 644.4 million increase in relation to the previous year. BrT GSM’s client mix reflects an average monthly revenue per user equivalent to that of Band A mobile operators present in Region II: R$ 27.8 during 2005.

Operating Costs and Expenses

Operating costs and expenses, excluding depreciation and amortization, amounted to R$ 7,429.3 million in 2005, equivalent to 50.6% of the consolidated gross operating revenue, compared to 43.1% in 2004.

The increase observed is explained by the extraordinary provisions booked, as well as Brasil Telecom GSM’s operation, which has not yet reached maturity, mainly due to a characteristic of the Brazilian mobile telephony market, in which it is a common practice to provide subsidies on the sales of handsets. Although Brasil Telecom GSM has acquired a substantial percentage of post-paid clients during 2005, the average subscriber acquisition cost (SAC) reached R$ 209, below the initial estimate of R$ 220.

Personnel costs and expenses, including the remuneration of managers and employees profit sharing, amounted to R$ 634.5 million, an increase of 30.5% in comparison to 2004, due to an increase in the number of employees at Brasil Telecom, as well as a collective labor agreement. Furthermore, until October 2004, BrT GSM booked its costs and operating expenses as investment, once the company was in a pre-operational phase. Thus, in 2004, BrT GSM's payroll corresponded to two months of salaries, as compared to 12 months in 2005.

Interconnection costs amounted to R$ 2,275.8 million, representing 30.6% of costs and operating expenses in 2005, excluding depreciation and amortization (41.8% in 2004). Despite the 4.5% tariff increase for the use of the mobile network related to the VC-1 tariff, which was in effect as of June 12, 2005, interconnection costs decreased R$ 21.6 million in comparison to 2004, a reflection of the savings made due to BrT GSM’s operation.

In 2005, the costs and expenses of subcontracted services, excluding advertising and marketing, amounted to R$ 2,222.6 million. This is equivalent to 29.9% of costs and operating expenses, excluding depreciation and amortization, compared to 28.8% in 2004.

Costs and expenses with advertising and marketing totaled R$ 232.6 million at the end of 2005, a 74.1% increase as compared to 2004. This increase is basically explained by BrT GSM’s marketing campaigns.

Losses with accounts receivable amounted to R$ 449.3 million in 2005, 9.2% higher than the amount of R$ 411.3 million registered in the previous year. Hence, losses with accounts receivable represented 3.1% of gross revenues in 2005, stable in comparison to 2004. In the last quarter of 2005 BrT booked R$ 73.8 million in doubtful accounts provisions, due to risks of losses in client’s bills subject to co-billing procedures of other fixed and mobile telephone operators.

In 2005, Brasil Telecom booked additional pension fund provisions, which amounted to R$ 254.4 million, being as follows :

  R$ 171.1 million referring to adjustments in the actuarial calculation of retirement plan obligations of Fundação BrT Prev (“Fundação BrT”), by virtue of the adjustment of its mortality table. Fundação BrT will adopt table UP94, segregated by sex and set forward in 2 years, replacing table UP84, based on a recommendation from its independent actuarial consultant; and
  R$ 83.3 million related to the correction of the pension benefits data base, referring to the breakdown of the families and revision of the purchasing power regarding the benefits granted, according to the inflation index from January to September 2004, referred to the last wage readjustment.

Provisions for contingencies amounted to R$ 482.5 million in 2005, compared to R$ 255.3 million in the previous year. From the total contingency provisions, approximately:

  R$ 197.8 million refers to contingencies related to probable risks in 2005 due to labor and social security legal proceedings, in particular regarding BrT’s subsidiary liability, as well as administrative proceedings;
  R$ 76.9 million refers to write-off of tax credits, in particular of the ICMS (Value Added) tax levied on supplies used in the maintenance of BrT’s fixed telephone plant and on electric energy consumption; and
  R$ 39.4 million, due to the deduction of interconnection costs, in compliance with Law 9,998, dated August 17, 2000, Law 10,052, dated November 28, 2000, and the decision rendered on December 15, 2005 by Anatel, in which the calculation basis of the FUST – Fundo de Universalização de Serviços de Telecomunicações (Universalization of Telecommunications Services Fund) was altered.

Thus, considering the provisions for doubtful accounts, pension fund liabilities and contingencies, Brasil Telecom booked extraordinary adjustments in its operating accounts which amounted to R$ 559 million and R$ 83.3 million in the fourth and third quarters of 2005, respectively.

EBITDA

In 2005, Earnings before Interest, Tax, Depreciation and Amortization (EBITDA), amounted to R$2,709.4 million, 24% lower than the R$ 3,565.4 million registered in 2004. Disregarding the extraordinary adjustments of R$ 642.3 million, Brasil Telecom's consolidated EBITDA would have totaled R$ 3,351.7 million, a 6% reduction in comparison to 2004.

EBITDA margin reached 26.7% in 2005, as compared to 39.3% in 2004. This reduction basically reflects the adjustments related to the extraordinary provisions, above mentioned, costs and operating expenses, as well as the impact incurring from the mobile operation, which has not yet reached maturity.

Financial Result

The Company's consolidated net financial result in 2005 amounted to a negative R$ 1,161.9 million, including R$ 850.5 million in income, R$ 1,237.9 million in expenses, and R$ 774.5 million referring to interest on shareholders’ equity. Approximately R$ 60.2 million, refer to monetary correction related to the extraordinary adjustments, which caused a reduction of the Company's financial results in 2005. In 2004, the Company registered a negative financial result which amounted to R$ 793.4 million, including R$ 616.9 million in income, R$ 1,016.7 million in expenses and R$ 393.6 million in interest on shareholders’ equity.

Non-operating result

The Company registered a negative non-operating result, which amounted to R$ 146.6 million, comprised basically of:

  R$ 124 million of goodwill amortized in connection to the acquisition of CRT;
  R$ 18.5 million as a result of the write-off of permanent assets.

Net earnings (loss)

In 2005, Brasil Telecom reported a net loss of R$ 29.6 million, compared to a net earnings of R$ 252.2 million in 2004. This performance was affected by the extraordinary adjustments and the mobile operation, which has not yet reached maturity.

Investments

The Group invested R$ 1,978.1 million in 2005, as compared to R$ 2,867.7 million in 2004. The 31% reduction in relation to 2004 is explained by BrT GSM, which reduced its investments by approximately R$ 734.4 million, once the network has been built in 2004. Investment in mobile telephony totaled R$441.3 million, directed mainly on expanding coverage. Throughout the year, BrT GSM added 156 new locations to its coverage area.

In the fixed line operations, investment increased 22.8% as compared to 2004, amounting to R$ 1,492.5 million in 2005. The highest change can be observed in the Company's data network.

Still during 2005, Brasil Telecom invested R$ 44.3 million in the acquisition of iG shares, increasing its direct and indirect stake in the portal to 98.2% of its social capital.

Indebtedness

R$ Million	2005	2004	Variation 2005/2004

Short-term	1,201.7	856.6	40.3%
In R$	991.3	724.0	36.9%
In US$	36.4	54.4	-33.0%
In Currency Basket	70.7	50.4	40.3%
In Yens	45.8	4.0	N.A.
Hedge Adjustment	57.4	23.8	141.2%
Long-term	3,367.4	3,851.6	-12.6%
In R$	1,950.6	2,335.8	-16.5%
In US$	537.1	626.8	-14.3%
In Currency Basket	201.9	225.2	-10.3%
In Yens	386.1	561.4	N.A.
Hedge Adjustment	291.7	102.3	185.2%
Total Debt	4,569.1	4,708.2	-3.0%
(-) Cash	2,613.8	3,226.6	-19.0%
Net Debt	1,955.3	1,481.6	32.0%

At the end of 2005, consolidated net debt amounted to R$ 1,955.3 million, a R$ 473.7 million increase as compared to 2004. Regarding the total debt, R$ 573.5 million were denominated in dollars, R$ 272.6 million denominated in currency basket and R$ 431.9 million denominated in yens. 59.8% of our debt affected by exchange rate variation was hedged.

At the end of the year, the total debt amounted to R$ 4,569.1 million. The year-to-date cost in 2005 amounted to 12.7% p.a., or 67% of the Domestic Interbank Rate in the same period.

The net debt/shareholders’ equity ratio amounted to 37.3% at the end of 2005, as compared to 24.2% at the end of 2004. In 2005, Brasil Telecom’s net debt was reduced by the distribution of dividends and payment of interest on shareholders’ equity, totaling R$ 869 million.

Corporate Governance

Corporate Governance practiced at Brasil Telecom has the objective of ensuring the quality and transparency of information provided to the market and protecting the interests of investors. In 2005, Brasil Telecom made several improvements to these practices.

In October, Brasil Telecom joined the Brazilian Corporate Governance Institute (IBGC), assuming a commitment to implement the best Corporate Governance practices.

In December, the Company created the Corporate Governance Board, whose principal responsibilities are to facilitate the relationship and communication between the Board of Directors, shareholders and managers; observe the fulfillment of good corporate governance practices; and coordinate efforts for the improvement of governance regulations to which Brasil Telecom has submitted itself.

In addition, an Audit Committee was set up and implemented, whose functions will be exercised by the Company's Fiscal Council, in accordance with the requirements of the Sarbanes-Oxley Act. This law, approved by the United States Congress, has the target of protecting investors from possible accounting fraud within corporations.

Also in December, Brasil Telecom carried out a presentation to the market, explaining the main assumptions with which it developed its 2006 Business Plan. The meeting, held in São Paulo with more than 150 participants, was transmitted live via Internet in two languages, guaranteeing the equal distribution of information provided to the markets in which the Company's shares are traded.

Strengthening internal control processes

The strengthening of Brasil Telecom's internal control processes has always been a common commitment to all areas of the Company. At the same time, internal audit directs its activities to those areas of greatest importance, which have the most impact on operations.

Brasil Telecom has been implementing mechanisms to guarantee the integrity of its main operational processes, having a team to disseminate the main methodologies, thus consolidating an uniform risk management language in the Company.

During the year, the action plans to improve the main controls were finalized and, for the most part, implemented. In this way a basis was built so that, in 2006 the internal control environment can be certified, as required by section 404 of the Sarbanes-Oxley Act.

Independent Auditors

Under the terms of CVM Instruction 381/03, Brasil Telecom Participações S.A. has the procedure of submitting the fees and other types of service to be provided by their independent auditors for approval by the Board of Directors. The contracting policy adopted conforms to principles which preserve the independence of the auditor, according to internationally accepted criteria: the auditor must not audit own work, nor must it exercise management functions for its client or promote its client's interests. On December 1ST, 2005 KPMG Auditores Independentes were contracted by Brasil Telecom S.A. for the providing of a special analysis review service, and the reconciliation of the payments with regard to the obligations and contingencies of Companhia Riograndese de Telecomunicações (CRT). The fees charged by KPMG amounted to R$ 282,000 and the period stipulated for the provision of this service was two months.

General Shareholders’ Meeting

According to the Bylaws, the General Shareholders’ Meeting is the most important body of the Company, with the powers to resolve on all business related to its social object and take measures which it judges appropriate for the defense and development of the business.

The General Shareholders’ Meetings of Brasil Telecom Participações S.A. are summoned by the Chairman of the Board of Directors, with at least 15- day advance notice for the first convening, and 10-day advance notice for the second convening.

The Annual General Shareholders’ Meeting normally meets during the four months following the end of each fiscal year, in order to (i) examine, discuss and vote on the financial statements; (ii) decide on the destination of net profits earned during the year and the distribution of dividends; and (iii) elect the members of the Fiscal Council and, when appropriate, members for the Board of Directors. An Extraordinary General Meeting is summoned, whenever the interests of the Company require it.

Board of Directors

The Board of Directors of the Company must be composed of at least three, and a maximum of 11 effective members and an equal number of alternates. The Board meets on a routine basis every two months, and on an extraordinary basis whenever summoned by its Chairman or two Board Members, with a minimum advance notice of 10 days. Decisions are taken on a majority vote basis, provided that the majority of its members are present. In 2005, the Board of Directors met 12 times.

Fiscal Council

According to the Company Bylaws, the Fiscal Council, the body responsible for auditing the management of the Company, must be composed of three to five effective members and an equal number of alternates. The Fiscal Council meets on a routine basis every quarter, and decisions are taken on a majority vote basis, provided the majority of its members are present. The Fiscal Council met eight times during 2005.

Shareholder Remuneration Policy

Brasil Telecom's shareholders are remunerated through dividends or interest on shareholders’ equity, distributing 25% of the Company's adjusted net earnings, in accordance with the terms established under Law 6.404/76 and the Company Bylaws. The Bylaws ensure priority for preferred shares in the receipt of the minimum dividend, not cumulative, equivalent to 3% of the net equity of each share. This is always when the dividend calculated according to these criteria exceeds the dividend of 6% of the paid up capital per share. The Company has adopted the procedure of remunerating the holders of voting and preferred shares on an equal basis, attributing to each a minimum remuneration equivalent to 3% of the net equity per share.

Dividends and Interest on Shareholders’ Equity (ISE)

Fiscal Year	Type	Credit in the Accounting Records	Record Date	Payment	Gross Amount (R$/1,000 shares)	Net Amount (R$/1,000 shares)
2005	ISE	04/20/2005	05/02/2005	05/16/2005	0.597536340	0.507905889
2005	Dividends	-	05/09/2005	05/23/2005	0.827612659	0.827612659
2005	ISE	12/30/2005	12/12/2005	01/13/2006	0.972169003	0.826343653

Stock Market

The Bovespa Index had a positive performance in 2005, demonstrating a 27.7% appreciation in relation to 2004. The Bovespa Index ended the year at 33,456 points, a new record, reflecting economic growth, calmness on the political front, a better perception of Brazil by foreign investors and increased credibility with the market regarding the Brazilian Central Bank's economic policy. The total trading volume in 2005 registered a 31.9% increase, totaling R$ 401 billion, the highest amount registered by the São Paulo Stock Exchange.

Brasil Telecom Participações S.A.’s ordinary shares (BRTP3) and preferred shares (BRTP4) ended 2005 quoted at R$ 23.76 and R$ 17.20, respectively, per 1000 shares. Total trading volume in the ordinary shares amounted to R$ 1.4 billion, and R$ 2.3 billion for the preferred shares.

The Dow Jones decreased 0.6%, closing 2005 at 10,718 points. Brasil Telecom Participações S.A.’s (BRP) ADRs closed the year quoted at US$37.35. The trading volume for the year in Brasil Telecom’s ADRs amounted to US$2.3 billion.

Evolution of the Shares´ Price

	Closing Price
	12/31/2005	As of December	In 12 months	In 24 months	In 36 months

Voting Shares (BRTP3) (R$/1,000)	23.76	-9.1%	-1.2%	46.6%	113.7%
Preferred Shares (BRTP4) (R$/1,000)	17.20	3.7%	-0.4%	-6.6%	22.7%
ADR (BRP) (US$/ADR)	37.35	0.3%	10.8%	15.0%	78.8%
Ibovespa (points)	33,456	4.8%	27.7%	50.5%	196.9%
Itel (points)	952	4.9%	3.5%	7.2%	78.8%
IGC (points)	3,659	5.0%	43.8%	8.3%	256.3%
Dow Jones (points)	10,718	-0.8%	-0.6%	2.5%	28.5%

Social Report

Brasil Telecom is responsible for providing support for social, cultural and sports projects. Furthermore, it is a way of repaying the country and its citizens for the results achieved. During 2005, R$ 15.4 million were invested in 22 social projects, 60 cultural projects and approximately 100 athletes.

Social Projects

To contribute to the sustainable development of the community, the Company created the Brasil Telecom Program for Social Projects’ Support. Its objective is to encourage social equality and citizenship among children, youngsters and adults.

Brasil Telecom's Program for Social Projects’ Support finances programs focused on the development of the health system and the education of children, youngsters and even teachers, in such a way as to fight against poverty and social exclusion, reducing the level of illiteracy, promoting digital inclusion and recovering of citizenship.

Cultural Projects

Since its inception, the Company has assumed the commitment to support and develop culture in Brazil. For this reason its launched the Brasil Telecom Stimulating Culture Program, based on the valuing and support of cultural projects, which allow not only the expansion of artistic expression, but above all, the strengthening of ties with the community.

The objective of the program is to lead to the discovery of new talent, permitting the decentralization of culture and wider access to art.

Sports Projects

Brasil Telecom is one of the largest private-sector sponsors of Brazilian sport. More than 100 athletes of various Olympic disciplines - triathlon, athletics, volleyball, sailing and swimming - and adventure sports - adventure races and parachuting, carry the Company's brand name. Among those sponsored are award-winning athletes such as Robert Scheidt, eight-time sailing world champion in the laser class; and Alexandre Ribeiro, two-time world Ultraman champion; as well as new talent.

Brasil Telecom also sponsors sports projects: the Brasil Telecom Athletics Team, which trains athletes for the Olympics, based in Presidente Prudente, and the Brasil Telecom Female Volleyball Team, led by two Olympic medalists: William de Carvalho and Renan dal Zotto. The two projects have already produced positive results. In athletics, the 4x100m relay team won the silver medal at the Sydney Olympic Games, the gold medal at the Pan American Games in 2003, as well as being among the finalists at the Athens Olympic Games. In volleyball, the team, champions in 2004 and 2005 in the Brasília championship, came in fourth place in the Super Liga Female Volleyball Championships in the 2004/2005 season.

With respect to the Olympic Games, the Athens Olympics were proof of Brasil Telecom's interest in contributing to the development of national sport, an effort which has been repeating over the last four years. The Company sponsored 25 of the 245 athletes from the Brazilian delegation – more than 10% of the participants. The Company also sponsors three para-athletes, among them being André Ramos, an athlete with impaired vision who has won two athletics medals (one gold and the other, silver), and Rivaldo Martins, an athlete who achieved 6th place in cycling, competing in the category of “amputee with prosthesis”.

Brasil Telecom also sponsored Ironman Brasil Telecom for the fourth year running, a long-distance triathlon race. The only Latin American phase takes place in Florianópolis. Every year the event gathers an increasing number of participants: in 2005, 41 countries were represented by 1,173 athletes.

Brasil Telecom has been reaping the fruits of these initiatives. The Company was classified, for two years running, in third place in the Ranking of Concept and Image, sponsored by the magazine Running Br, as the Brazilian company that most encouraged and sponsored athletics, triathlon and adventure races. In 2005, Ironman Brasil Telecom was considered, by the same ranking, as the best triathlon event in the country.

Program for the Quality of Life – Live More

Brasil Telecom's Program for the Quality of Life - Viva Mais (Live More), is based on sport, health and leisure. The program which has the object of encouraging employees to improve their physical, mental and emotional health, was improved during 2005, based on suggestions sent in by the employees themselves. The program stimulates the adopting of a healthier lifestyle, through the practice of sport, better time management and aligning personal and professional satisfaction.

Viva Mais Sport

To encourage the practice of sporting activities, BrT promotes programs such as Breakfast Run, Running and Walking and Maratonistas Daqui (Marathon Runners from Here). The Breakfast Run promotes sporting and recreational activities in open spaces such as parks, followed by a healthy breakfast. In 2005, Breakfast Run had approximately 9,000 participants in various locations. As well as promoting the health of employees, the initiative promotes integration between employees and their families and the Company.

The Running and Walking Program permanently maintains, two or three times a week, a physical education professional to provide orientation to employees on running and walking activities.

Maratonistas Daqui was designed to support employees of Brasil Telecom in national and international marathon races. In 2005, 31 employee-athletes participated in this project.

Also in 2005, was the third edition of the Brasil Telecom Internal Games, which encouraged integration between employees and encouraged the practice of various types of physical activity.

Viva Mais Leisure

Viva Mais Leisure has established partnerships for the benefit of employees and their dependents. Agreements have been signed with cinemas, inns, country hotels, water parks, boat rental companies, dance houses and beauty salons, among others. In addition, Viva Mais Leisure raffles tickets for facilitating and promoting employee access to cultural activities. This initiative is responsible for the already traditional Brasil Telecom Choir Competition and the Christmas Party.

Volunteer Program

Brasil Telecom's volunteer program, Viva Mais Citizenship, encourages the involvement of employees and their families in projects, campaigns and voluntary initiatives. Brasil Telecom's objective with Viva Mais Citizenship is to increase the social responsibility of the Company's professionals, transforming them into more aware citizens.

Currently, Viva Mais Citizenship serves 130 registered institutions, helping a public of 1,451 needy minors, 445 senior citizens, 488 children and adults with multiple handicaps, 70 pregnant adolescents and 47 needy families.

Quality in Human Resources

Brasil Telecom has developed acknowledgement programs to reward success and support result achievement, being aware that people are responsible for victories and overcoming of challenges, especially in a constant changing sector where quality of service is fundamental.

“Gente em Destaque” (Outstanding People)

The “Gente em Destaque” program seeks to acknowledge employees who, individually or as a team, have introduced projects which stand out for their characteristics of innovation and creativity, or for their results.

For each edition, the categories and prizes are reviewed in order to be in aligned with the Company’s strategies. Thus, “Gente em Destaque” is strengthened by the employees’ significant participation and by the quality of the registered projects. To consolidate the program, Brasil Telecom has being adopting evaluation criterion based on the National Quality Prize (PNQ).

Result Optimization Teams (TOR)

The Result Optimization Teams Program (TOR) comprehends the formation of teams dedicated to challenges associated with the Company’s strategies. Hence, they provide interaction, learning and an exchange of experiences. Throughout 2005, approximately 50 teams were set up, directly involving 350 employees, besides the participation of partners and suppliers.

Created in 2000, the program creates the conditions for the development and maximum use of the workforce's potential. The goal is to achieve targets and overcome challenges. The action of lead teams is part of the TOR structure, which operates in BrT’s headquarters, interacting and supporting the work developed in other branches.

Programa “Arrancada de Vendas – Marque esse Gol” (Sales Boost Program – Score this Goal)

In its fourth edition, the Sales Boost program renewed visual and thematic appeal. Based on the World Cup 2006, “Score this Goal” was the theme chosen to motivate employees reached by the program. As well as stimulating sales, the program seeks to lead the sales force to think of things and moments that leads them overcome challenges.

In 2005, more than 1,200 employees were encouraged to seek and exceed results, as compared to 800 in 2004. The program awards the best salesman in each market, in each branch, with monthly credits in cards. The best teams in the residential, pay phone, retail and credit re-charging markets are also awarded prizes.

Programa “Sou Mais Brasil Telecom” (“Sou Mais Brasil Telecom” program)

The “Sou Mais Brasil Telecom”, launched in February, seeks to encourage its employees to learn about the Company’s products and services, leading them to master purchase, promotion and sales information. Hence, the program seeks to contribute to the development of a business culture. Besides being able to participate directly in the Company business, the employee accumulates points which are converted into credits for the purchase of goods and/or services in the authorized dealer network.

By the end of the year, approximately 80% of employees had signed-up for the program, generating approximately 1,750 requests for employees and 2,270 requests for third parties.

Programa Jovem Vendedor (Young Salesman Program)

This program trains and develops recently graduated young employees with the potential to operate in the commercial area, creating a technical reserve of salesman. This initiative guarantees a renewal for the Company and the maintenance of customer care services, since, at any time, they will be ready to take over or replace positions within Brasil Telecom. In 2005, 1,259 candidates participated in the selection process, of which, 25 were hired.

Programa de Incentivo à Proteção da Propriedade Intelectual (Program to Encourage the Protection of Intellectual Property)

The Program to Encourage the Protection of Intellectual Property recognized, in 2005, the employees who developed significant products for the Company and whose inventions were registered at the National Industrial Property Institute (INPI). As well as encouraging the development of innovative projects, the program reinforces the importance of protecting industrial property within BrT.

Programa Adolescente Aprendiz (Adolescent Apprenticeship Program)

The Adolescent Apprenticeship Program has been developed in partnership with non-profit organizations, in compliance with the Apprenticeship Law (Law 10.097/2000) . It seeks to train adolescents and facilitate their entry into the market. In 2005, 93 needy adolescents between 14 and 18, at elementary or high school, participated in the program.

Empresa Jr. (Junior Company)

The program consists of partnerships with junior companies, related to universities and colleges in the main cities in which Brasil Telecom operates. The objective is to develop students in the telecommunications market, through the creation of an interaction channel with BrT clients. Courses are offered for the training of students, which are also followed by professionals in BrT’s Human Resources and Sales areas. In 2005, eight junior companies participated in the program.

Programa Farol (Lighthouse Program)

Implemented in 2005, the Lighthouse Program seeks to establish an information channel between employees, trainees, subcontracted personnel and Brasil Telecom’s management, in order for the information to be always dealt with by the people responsible.

Selection Strategy

Brasil Telecom's workforce is composed of professionals from various organizational and social cultures. The selection and recruiting process is carried out either locally or at a national level, depending on the position to be filled. Brasil Telecom manages its intellectual capital, valuing internal talent and providing career and professional development.

Assessment of young professionals

The assessment consists of a combination of tools for the valuation of professionals which identify their current stage of dedication, in light of the needs of the organization. Thus, the assessment of young professionals seeks to identify employees who are between 20 and 30 years old, with a differentiated potential and performance, who may develop activities with a high degree of complexity and responsibility. In 2005, 232 employees and graduate trainees participated in the assessment, of which 55 stood out.

Internship program

The internship program, which exists in Brasil Telecom for five years, seeks to contribute to the training and development of students, while at the same time identifying future professionals for the Company. The selection process includes group activities and tests in English, Portuguese and general knowledge, as well as interviews. At the end of 2005 of 442 interns, 92 had been hired.

Summer Internship Program

The Summer Internship Program seeks to identify potential Brazilian executives who are enrolled in MBA courses at well known international institutions, such as Harvard, Wharton, Stanford, Darden, Berkeley, Michigan, Kellogg, Chicago, Columbia and London Business School.

The program attracts professionals who wish to develop a career in the telecommunications market and who have the ability to analyze the processes from different perspectives. In its fifth edition, the Summer Internship Program has produced significant results. In a year of work, three professionals participated in the program, of which, two are evaluating proposals to work for Brasil Telecom.

Employee Remuneration Strategy

Brasil Telecom's remuneration strategy has the purpose of providing remuneration which is aligned to the Company’s strategic objectives. It is also seen as being an important tool to attract and retain qualified professionals, committed to the excellence of business. Brasil Telecom carries out researches of the salaries and benefits practiced by the market seeking to maintain its competitiveness. In addition to salary, remuneration is composed of employee profit-sharing, based on the fulfillment of previously agreed targets.

Profit-Sharing Program (PPR)

The profit-sharing program is directly related to the fulfillment of financial, technical, quality and client satisfaction targets. The profit-sharing program for 2005 has the potential to pay up to 1.8 monthly salaries. BrT has already made a provision of R$ 40.3 million for the payment of profit-sharing in 2005, which is likely to involve 6,000 employees.

Brasil Telecom pays an annual bonus to its executives, starting from the management level. Payment of the bonus depends on the fulfillment of previously established targets and represents, on average, between 15% and 47% of the executives’ annual remuneration. In 2005, bonuses were distributed to 353 executives, totaling R$ 28.6 million.

Variable compensation – Sales force

Brasil Telecom also practices variable compensation for its sales force, related to the fulfillment of previously established targets. The objective is to encourage employees who serve BrT GSM, government, corporate and business markets and who work in the call centers - to continually improve the results and increase the loyalty of clients.

Collective Labor Agreement (ACT)

The collective labor agreement for 2004/05 set salary increases which varied from 5.8% to 6.0%, according to salary range and corrected the benefits provided by Brasil Telecom.

Benefits

Brasil Telecom is aware that the benefits it grants make a significant portion of the employee’s income. To this end, the Company invested approximately R$ 46.6 million in benefits throughout 2005.

Health care Insurance

Health care of its employees and their dependents is a priority for Brasil Telecom. Therefore, the Company made every effort to solve all the difficulties which occurred in 2005 in the private health care sector, celebrating a new partnership. Thus, the Company continued to provide medical and hospital services to the beneficiaries of Brasil Telecom's health insurance.

The new partnership, celebrated with Central Nacional Unimed, allows the beneficiaries of the plan located in the states of Mato Grosso, Mato Grosso do Sul, Tocantins, Santa Catarina, the interior of Rio Grande do Sul, Goiás and Rondônia, to receive medical and hospital services in any place in Brazil. Such partnership was celebrated under the same conditions as the co-participation practiced with Bradesco Saúde, which, since 1999 had managed Brasil Telecom's health and dental insurance within the Brazilian territory.

BrT also celebrated a partnership with AON Consulting to manage the health insurance plan and to implement actions to reduce costs, without altering the quality and coverage of the benefits. This happened in compliance with Law 9,656, which regulates private-sector health care insurance.

Meals

The modernization of the suppliers of meal benefits allowed Brasil Telecom to provide meal supplements in several areas of its operation at the same time, by crediting the value of the benefits on electronic cards. This system is applied both for the purchase of food in markets, as well as for the payment of meals in authorized establishments, according to the conditions established by the Worker Meal Program (PAT).

Group Life Insurance

A group life insurance provides serenity for everybody. Those insured and their beneficiaries have the guarantee of severance in the event of an unexpected occurrence. If an employee dies, the group life policy guarantees the beneficiaries 30 times the nominal salary of the individual insured - if the death is by natural causes, 60 times the nominal salary and - if the death was a result of an accident - limited to R$ 900,000. For total impairment due to disease and total or partial impairment due to accident, the severance may be partial or the same as the severance guaranteed in the case of death by natural causes.

Pension Plan

In 2005, the Company continued the reorganization of its pension plan, in particular the following: approval by the Secretaria de Previdência Complementar - SPC (Complementary Social Security

Department) to transfer TCSPREV plan to Fundação 14 de Previdência Privada, the appointment and taking over of the representatives of the participants and beneficiaries of Fundação 14 by the Board and Fiscal Council, the formation of the Electoral Commission which will create the procedures for election of the representatives of the participants and beneficiaries in 2006, and the approval by the SPC of the agreements to enroll in the TCSPREV plan, related to the other groups in the Brasil Telecom economic group, the enrolling of approximately 1,380 new active participants, and a series of seminars about the management of pension arrangements within Brasil Telecom, which also includes the new tax legislation for plans of this type (Law 11,053/04).

At the end of the year, the assets of the four pension plans sponsored by the Company, which have 6,850 active participants and 5,510 retirees and pensioners, totaled approximately R$ 1.7 billion. The monthly contributions by Brasil Telecom amounted to an average of R$ 2.0 million. The benefits paid to retirees and pensioners were approximately R$ 9.7 million a month.

Development Programs

The development of its employees is one of Brasil Telecom's strategies to increase its competitive advantage. This strategy has been recognized internally and externally. The main highlights of 2005 were:

  The Personnel Management Integrated System was awarded the Candango prize for Excellence in Human Resources, presented by the Brazilian Human Resources Association (ABRH). The case was also presented at the First International Management by Competencies Seminar, held by the University of São Paulo (USP) at the Global Symposium Maximizing People Performance (International Telecommunications Union) and at the Second Annual Human Resources Forum. In partnership with The International Telecommunications Union, Brasil Telecom organized the Latin American Competencies Management Seminar , which included the presence of operating companies and regulatory bodies from 11 countries in Latin America.
  The distance learning program received the e-Learning Brasil award, which made Brasil Telecom the only company in the country to be chosen as a national benchmark in terms of distance learning, for three consecutive years. The Company started to use the network in LAN houses and cyber cafes to allow courses to be available simultaneously, throughout its area of operation.
  In a partnership with the University of Brasília (UnB), Brasil Telecom began a Telecommunications Engineering Masters program, with 30 professionals in the areas of Networking, Marketing and Information Technology. The course lasts 18 months and the dissertations are orientated towards the themes which provide solutions and applications which add value to Brasil Telecom.

Internally, in 2005 Brasil Telecom recorded a satisfaction rate of 97%, in research carried out among its employees.

Management by Competencies

In 2005, Brasil Telecom implemented a Personnel Management Integrated System, seeking to integrate Human Resources initiatives using the concept of competence. Competencies which are common to all of Brasil Telecom’s employees are: direction towards the business, focusing on results, direction towards the clients, communication, teamwork, negotiation, systematic integrated vision and knowledge management, as well as innovation and direction to changes.

The model directs professionals in businesses on development routes, in accordance with the macro-processes of the telecommunications industry: management, technology infrastructure, market and business support. Each area has specific competencies, related to the processes they are destined for.

The management route emphasizes the development of leadership and the management of people. Among its main initiatives are coaching and the new managers program. The technological infrastructure route, in its first cycle, involved the evaluation of 2,008 employees. The development initiatives deal with the management of knowledge and innovation.

The market-oriented route dedicates attention to direct the client. Brasil Telecom’s sales force, including its partners, were prepared to know thoroughly its products and services and how to develop an efficient sales pitch. The business support route prioritized teamwork and the management of knowledge and innovation.

	Number of Workers	Training Hours	Costs in Thousand R$
Fixed Telecommunications	19,153	200,944	5,000
Mobile Telecommunications	9,506	131,883	2,000

The Personnel Management Integrated System produced significant results in the integration of human resources processes, such as the recruitment and selection process, which uses criterion defined by the System. Therefore, it ensures, as of the start, the alignment of competencies with the specific route.

Health

Among initiatives focused on the health of its employees, developed in 2005 by Brasil Telecom are:

  Standardization of occupational health service, which provides the same type of service to all employees, independent of their workplace. Medical examinations and visits were carried out to assess the health profile of the workforce, which provides a base for preventive actions. In 2005, 7,229 occupational medical examinations were undertaken.
  Introduction of the “Semente” program, with the theme “Attitude is the best prevention”. The “Semente” program seeks to disseminate a culture of prevention of STD/AIDS and increase awareness of the harmful effects of drug use. For the development of the activities, teams were set up with the spontaneous participation of employees. These teams are trained to contribute to the activities of orientation, support and case forwarding to the resources offered by the Company, for prevention and treatment.
  Introduction of the “Com Você” (With You) program, which orientates employees and families on financial, personal and legal questions in a flexible, efficient and private manner. The user is attended by qualified and experienced professionals at any time, including weekends and holidays. Since the introduction of this program, in June, 889 people have benefited from it.
  The “Incluir” (Inclusion) Program is an initiative by Brasil Telecom to provide opportunities for professional inclusion for handicapped people and generate a culture of respect and appreciation of handicapped persons among employees. For the handicapped professionals who have a qualification that meets the profile of the job position available at the Company, the possibility of participating in the selection process is offered. Training is offered to those without qualifications. Among its own employees, Brasil Telecom ended 2005 with 193 handicapped and rehabilitated personnel, compared to 107 in the previous year.

Safety in the workplace

In 2005, Brasil Telecom consolidated the process of inspecting its subcontracting companies, operating in three different phases. The first phase was the monthly verification of the obligations which they must present, relating to documents which prove the fulfillment of the required regulation.

The second phase consists of monthly field visits by inspectors of the network. After the inspection, the inspectors send a field report to the work safety department, which consolidates the irregularities, and requests the subcontractors to carry out immediate adequacy.

In the third phase, semester audits evaluate health, safety and environmental actions undertaken during the period.

Brasil Telecom has support groups in all its units, responsible for dealing with crisis. Mainly the evacuation of premises and initial fire combat. In 2005, 374 people were trained for this work.

Workforce

Brasil Telecom ended the year with 6,872 employees, an increase of 2.8% compared to the previous year. Throughout the year 1,197 new employees joined the company, while 1,011 either resigned or were dismissed.

Number of Workers per Company

Company	2005	2004	Variation

Brasil Telecom Participações S.A. (BrTP)	0	6	-100.0%
Brasil Telecom S.A. (BrT)	5,338	5,313	0.5%
BrT Serviços de Internet S.A. (BrTSI)	82	50	64.0%
Brasil Telecom GSM (BrT GSM)	1,069	881	21.3%
Grupo BrT Cabos Submarinos	23	23	0.0%
iBest	60	71	-15.5%
Brasil Telecom Comunicação Multimídia	100	121	-17.4%
iG	192	204	-5.9%
Vant	8	17	-52.9%

Total	6,872	6,686	2.8%

From the total 6,872 employees, 106 were licensed at the end of 2005, not being part of Brasil Telecom's effective workforce.

Regarding distribution by function, the main alteration in the Company's own workforce, in comparison to 2004, was related to the area of Information Technology, which saw its workforce reduce by 8.5% in 2005.

Number of Workers per Area

Area	2005	2004	Variation

Marketing	2,623	2,457	6.8%
Marketing and Sales	2,178	2,019	7.9%
Call Centers	445	438	1.6%
Network	2,321	2,255	2.9%
Expansion	534	560	-4.6%
Operation	1,787	1,695	5.4%
Information Technology	485	530	-8.5%
General and Administrative	1,337	1,334	0.2%
In absence period	106	110	-3.6%

Total	6,872	6,686	2.8%

Employee Profile

Distribution by age

The average age of Brasil Telecom's workforce remained at approximately 36 years in 2005:

Distribution by age

Age	2005	%	2004	%	Relative Variation

Until 22 years old	266	3.9%	222	3.3%	0.6 p.p.
From 23 to 27 years old	1,341	19.5%	1,295	19.4%	0.1 p.p.
From 28 to 32 years old	1,460	21.2%	1,359	20.3%	0.9 p.p.
From 33 to 37 years old	1,098	16.0%	1,071	16.0%	0.0 p.p.
From 38 to 42 years old	876	12.7%	885	13.2%	-0.5 p.p.
From 43 to 47 years old	839	12.2%	911	13.6%	-1.4 p.p.
From 48 to 52 years old	713	10.4%	724	10.8%	-0.4 p.p.
From 53 to 57 years old	242	3.5%	189	2.8%	0.7 p.p.
Over 58 years old	37	0.5%	30	0.4%	0.1 p.p.

Total	6,872	100.0%	6,686	100%

Average Age	36.1 years old		36.3 years old

Distribution by time of service

The expansion of the workforce, the result of new staff hired, or the acquisition of new companies, was concentrated in the range of employees who have worked for up to 15 years at Brasil Telecom. The main reduction was seen in the amount of employees who have worked for the Company between 16 and 25 years. Thus, the average time of service by Brasil Telecom's employees dropped from 9.3 years in 2004, to 8.9 years in 2005.

Distribution by time of service

Years of Work	2005	%	2004	%	Relative Variation

Until 2 years	2,687	39.1%	2,487	37.2%	1.9 p.p.
From 3 to 5 years	1,284	18.7%	1,323	19.8%	-1.1 p.p.
From 6 to 10 years	782	11.4%	765	11.4%	0.0 p.p.
From 11 to 15 years	460	6.7%	373	5.6%	1.1 p.p.
From 16 to 20 years	479	7.0%	521	7.8%	-0.8 p.p.
From 21 to 25 years	472	6.9%	596	8.9%	-2.0 p.p.
From 26 to 30 years	581	8.5%	546	8.2%	0.3 p.p.
Over 31 years	127	1.8%	75	1.1%	0.7 p.p.

Total	6,872	100.0%	6,686	100.0%

Average Period	8.9 years		9.3 years

Distribution by gender

At the end of 2005, Brasil Telecom had 2,317 women employees, which represented 33.7% of the workforce. From this total, 132 women occupied management positions, or 19.2% of the total management body, a 16.7% increase as compared to 2004.

Distribution by gender

Gender	2005	%	2004	%	Relative Variation

Male	4,555	66.3%	4,483	67.1%	-0.8 p.p.
Female	2,317	33.7%	2,203	32.9%	0.8 p.p.

Total	6,872	100%	6,686	100%

Distribution by education and schooling

The following table shows that 60.5% of Brasil Telecom's employees had a degree from College/University, as compared to 58.6% in the previous year.

Distribution by education and schooling

Education Level	2005	%	2004	%	Relative Variation

Incomplete Elementary School	22	0.3%	28	0.4%	-0.1 p.p.
Complete Elementary School	25	0.4%	32	0.5%	-0.1 p.p.
Incomplete High School	51	0.7%	43	0.6%	0.1 p.p.
Complete High School	1,347	19.6%	1,470	22.0%	-2.4 p.p.
Incomplete Higher Education(graduation)	1,269	18.5%	1,196	17.9%	0.6 p.p.
Complete Higher Education (graduation)	3,113	45.3%	3,065	45.8%	-0.5 p.p.
Specialization	926	13.5%	767	11.5%	2.0 p.p.
Master degree/Doctorate/Post-doctorate	119	1.7%	85	1.3%	-0.4 p.p.

Total	6,872	100%	6,686	100%

Third parties

At the end of 2005, companies that provide services to Brasil Telecom employed approximately 37,500 people, in call centers, maintenance and operation of internal and external plants, cleaning, surveillance, corporate security and maintenance of information systems.

The Management

* * *

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
STANDARD FINANCIAL STATEMENTS (DFP)
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Period-ended: December 31, 2005

01768-0	BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

11.01 – NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

Years ended on December 31, 2005 and 2004
(In thousands of Brazilian reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“Company”) is a joint-stock publicly-held company, established in accordance with Article 189 of Law 9,472/97 - General Telecommunications Law, as part of the TELEBRÁS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998.

The Company has as corporate purpose to exercise the control of exploring companies of fixed telephony public services in the Region II of the General Concession Plan (“PGO”) approved by the Decree 2,534, as of April 2, 1998. This control is exercised by means of Brasil Telecom S.A., which is a concessionary responsible for the Switched Fixed Telephone Service (“STFC”) in the Region II of the PGO Additionally, the Company may take part in the capital of other companies.

The Company is registered with the Brazilian Securities Commission (“CVM”) and the Securities and Exchange Commission (“SEC”) in the USA, and its shares are traded on the Brazilian Stock Exchange (“BOVESPA”), where it also comprises the Corporate Governance Level 1 and trades its ADRs on the New York Stock Exchange (“NYSE”).

The Company’s control is exercised by SOLPART Participações S.A. (“SOLPART”), corresponding, on the balance sheet closing date to 51.00% of the voting capital and 18.78% of the total capital.

Direct Subsidiaries of the Company

a. Brasil Telecom S.A.

Brasil Telecom S.A. is a concessionary responsible for the Switched Fixed Telephone Service (STFC) in Region II of the General Concession Plan (PGO), covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. The Company has rendered STFC (local and long-distance calls) since July 1998 in an area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian territory.

In view of the anticipated fulfillment of the obligations for universalization mentioned in the General Plan of Universalization Goals (“PGMU”) required for December 31, 2003, the National Telecommunications Agency - ANATEL, on January 19, 2004, issued for Brasil Telecom S.A. authorizations to exploit STFC in the following service modalities: (i) Local and Domestic Long distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long-distance calls in Regions I, II and III of PGO. As a result of these authorizations the Subsidiary began to exploit the Domestic and International Long-distance services in all Regions I, II and III, as from January 22, 2004. In the case of Local Service in the new regions and sectors of the PGO, the service started being offered as from January 19, 2005.

New concession agreements under the local and long-distance services took effect as from January 1, 2006, effective up to December 31,2025. Further information about these agreements is mentioned in the Note 5.i.

Information related to the goals of quality and universalization of the STFC are available to interested parties on ANATEL’s website (www.anatel.gov.br).

b. Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc.

The Company also holds the control of Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. (“NTI”). The corporate purpose of these subsidiaries is the stake in the capital of Internet Group (Cayman) Limited (“IG Cayman”), which provides Internet access. On November 24, 2004, the company IG Cayman started taking part of the group of the Company’s subsidiaries, with the acquisition of stakes by Brasil Telecom Subsea Cable Systems (Bermuda) Ltd., an indirectly controlled company.

The stake of NTP and NTI in IG Cayman on the balance sheet closing date represented 9.25% and 0.16%, respectively. Jointly with Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. the total stake was 98.2% .

Indirect Subsidiaries of the Company

The subsidiary Brasil Telecom S.A. holds, on the other hand, the control of the following companies:

a. 14 Brasil Telecom Celular S.A.

14 Brasil Telecom Celular S.A. (“BrT Celular”) is a wholly-owned subsidiary incorporated in December 2002, to provide the Personal Mobile Service (“SMP”), with authorization to attend the same coverage area where the Company operates with STFC. During the fourth quarter of 2004, BrT Celular concluded its implementation process, surpassing the pre-operating stage to the beginning of its commercial operations.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrTI”) is a wholly-owned subsidiary providing internet services and correlated activities, which started its operations at the beginning of 2002.

During the second quarter of 2003, BrTI obtained control of the following companies:

(i) BrT Cabos Submarinos Companies

This group of companies operates through a system of submarine fiber optics cables, with connection points in the United States, Bermudas Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. It is comprised by the following companies:

• Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”).

• Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): in this partnership BrTI exercises direct control and total control jointly with BrT CSH.

•     Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): is also an integral part of BrT Cabos Submarinos companies and it was organized by BrTI in the second quarter of 2003. In November 2004, BrTI’s investment became a minority interest, when Brasil Telecom S.A. paid capital contributions and started to control the cable company. On its turn, BrT SCS Bermuda holds the total shares of Brasil Telecom of America Inc. and Brasil Telecom de Venezuela, S.A.

IG Companies

IG companies have their operations based on the provision of dialed access to the Internet, pointing out its mobile Internet portal related to mobile telephony in Brazil. It also provides value-added services of broadband access to its portal and hosting of pages on the Internet and other services in the Internet market.

On November 24, 2004, BrT SCS Bermuda acquired 63.0% of the total capital, and the resulting control of the company Internet Group (Cayman) Limited (“IG Cayman”), organized in Cayman Islands. On July 26, 2005, BrT SCS Bermuda supplemented the acquisition of more 25.6% of total capital of IG Cayman. On the year closing date, the interest held by BrT SCS Bermuda was 88.8% . IG Cayman is a holding company, which on its turn, holds the control of companies Internet Group do Brasil Ltda. (“IG Brasil”) and Central de ServiÇos Internet Ltda. (“CSI”), both of them established in Brazil.

(ii) iBest Companies

iBest Companies have their operations concentrated in providing dial up connection to the Internet, sale of advertising space for divulgation in its portal and value-added service with the availability of its Internet access accelerator.

BrTI acquired the control of the iBest Companies in June 2003, which is composed of the following companies: iBest Holding Corporation, incorporated in the Cayman Islands, and Freelance S.A., established in Brazil.

c. MTH Ventures do Brasil Ltda.

On May 13, 2004, the Company acquired the remaining part of 80.1% of the voting capital of MTH Ventures do Brasil Ltda. (“MTH”), which, in its turn, holds 100% of the capital of Brasil Telecom ComunicaÇão Multimídia Ltda. (“BrT Multimídia”), former MetroRED TelecomunicaÇões Ltda, (“MetroRED”).

A BrT Multimídia is a service provider for a private telecommunications network through optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte and long-distance network connecting these major metropolitan commercial centers. It also has an Internet solutions center in São Paulo, which offers co-location, hosting and other value added services.

d. Vant TelecomunicaÇões S.A. (“VANT”)

On May 13, 2004, the Company began to hold the totality of the capital stock of VANT, when it acquired the remaining equity interest of 80.1% .

VANT is a service provider for corporate network services and operates throughout Brazil, and is present in the main Brazilian state capitals, offering voice and data products.

e. Other Service Provider Companies

The Company acquired at the end of 2004 the companies Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. These companies, which on the year closing date were not operating, aim at rendering services in general comprising, among others, the management activities of real states or assets.

Change in the Management

On July 27, 2005, the Extraordinary General Meeting dismissed from office the members of the Company’s Board of Directors connected with former manager Opportunity. At Board of Directors Meeting held on August, 25, 2005, a new Board of Executive Officers was elected, and the Technical Officer was maintained in his position.

At the Extraordinary General Meeting held on September 30, 2005, the Board of Directors members of Brasil Telecom S.A. were dismissed from office and new members were elected. On the same date, the Board of Directors meeting resolved to dismiss the Chairman and to elect new members for the Board of Executive Officers, and the Network Officer was reelected. Such resolutions were ratified by the Board of Directors of Brasil Telecom S.A. at a meeting held on October 5, 2005.

The process to change the management of the Company and of Brasil Telecom S.A. was litigious, according to various material facts published by the Companies during 2005 and various lawsuits brought by the former manager, aiming at recovering the management of the Companies, which are still under progress.

Agreements as of April 28, 2005 under the Previous Management

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity and Telecom Italia Groups (“April 28 Agreements”).

Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. (“BTC”) executed with TIM International N.V. (“TIMI”) and TIM Brasil ServiÇos e Participações S.A. (“TIMB”) an instrument named as “Merger Agreement” and a “Protocol” related thereto.

As mentioned in material facts published, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It is also subject-matter of discussion under arbitration involving the controlling shareholders.

The new management of Brasil Telecom Participações S.A. and Brasil Telecom S.A. understands that the Merger Agreement, the respective Protocol, and other April 28 agreements, which included the waiver and transaction in judicial suits involving the Companies, were entered into with conflict of interests, breaching the laws and the Bylaws of the Companies, and also, in opposition to shareholders’ agreements and without the necessary corporate approvals. In addition, the new management deems that such agreements are contrary to the best interests of the Companies, especially regarding its mobile telephony business.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in accordance with Brazilian corporation law, rules of the Brazilian Securities Commission (CVM) and rules applicable to telecommunications concessionaires.

As the Company is registered with the Securities and Exchange Commission (SEC), it is subject to its standards, and should prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise evidenced. According to each situation, the notes to the financial statements present information related to the Company and the consolidated financial statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, allowance for doubtful accounts, inventories, deferred income tax and social contribution, provision for contingencies, appreciation of derivative instruments, and assets and liabilities related to benefits for employees. The settlement of transactions involving these estimates may result in significant different amounts due to the inherent imprecision of the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the companies mentioned in Note 1.

Some of the main consolidation procedures are:

  Elimination of balances of assets and liabilities accounts among consolidated companies, as well as revenue and expenses of transactions among them;

  Elimination of balances of investment accounts and corresponding capital interest, reserves and retained earnings among consolidated companies; and

  Segregation of the portions of shareholders’ equity and result of minority shareholders, indicated in the specific items.

The reconciliation between net income and shareholders’ equity of the Parent Company and the Consolidated figures is as follows:

	NET INCOME (LOSS)		SHAREHOLDERS’ EQUITY
	2005	2004	2005	2004
PARENT COMPANY	(27,883)	268,268	5,250,095	6,136,057
Entries recorded in the Shareholders’ Equity of the Subsidiary
Time-Barred Dividends, Donations and Subsidies for Investments and Others	(5,164)	(19,539)	-	-
Interest Capitalized in Subsidiary	3,492	3,493	(4,075)	(7,567)
CONSOLIDATED	(29,555)	252,222	5,246,020	6,128,490

Supplementary Information

The Company is showing the following statements as supplementary information:

Statements of Cash Flows

These were prepared in accordance with Accounting Rules and Procedures - NPC 20, of the Brazilian Institution of Independent Auditors (“IBRACON”). The statement of cash flows is shown together with Note 18.

Statements of Value Added - DVA

It is shown on Note 44 and prepared in accordance with the Brazilian Accounting Standard – NBC T 3.7, approved by the Resolution of the Accounting Federal Council 1,010/05.

Report per Segment

The Company is presenting, supplementary to note 43, the report per business segment. A segment is an identifiable component of the company, destined for service rendering (business segment), or provision of products and services which are subject to different risks and compensations different from those other segments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries which are reflected in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are short-term, high-liquidity investments, with immediate maturity. They are recorded at cost, plus income earned until the balance sheet date, not exceeding market value. The investment fund quotas are valued by the quota value on December 31, 2005.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee or service on the date of the rendering of such services. Receivables from services include credits for services rendered and not billed until the quarter closing date. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the allowance for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each maturity level of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into expansion and maintenance of the plant, and in relation to the consolidated financial statements, goods inventories for resale, mainly composed by cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. About cell phones and accessories, the subsidiary BrT Celular records the adjustments for the trading prices held as of the balance sheet date, in the cases in which the acquisitions presented higher values.

Composition of inventories is stated in Note 20.

d. Investments: Investments in subsidiaries are valued using the equity accounting method. Goodwill recorded was calculated based on the expectation of future results and its amortization is based on the expected realization/timing over a forecasted period of not more than ten years. Other investments are recorded at acquisition cost less allowance for losses, when applicable. The investments resulting from applications in income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recorded in long-term assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued and the result of comparison between their original cost and the market, when the latter is lower, results in the recording of provisions for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges derived from liabilities financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and losses accounts, observing the accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 28.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 29. Amortization is calculated using the straight-line method, for the period of five years, in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against non-operating income.

g. Income Tax and Social Contribution on Income: Corporate income tax and social contribution on income are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters established by CVM Instruction 371/02.

h. Loans and Financing: Updated to the balance sheet date for monetary and/or exchange variations and interest incurred to the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recorded based on management’s risk assessment and measured based on economic grounds and legal counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Revenue Recognition: Revenues from services are recognized when these are rendered. Local and long-distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when these are delivered and accepted by client. For prepaid services subject to mobile telephony, the revenue is recognized in accordance with the utilization of services. Revenue is not recognized if there is a significant uncertainty in its realization.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realizations. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on overdue accounts receivable from services, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity credited is included in the financial expenses balance; for financial statement presentation purposes, the amounts recorded are reversed against profit and loss accounts of the year and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects subject to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period from the beginning of the operations.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by three Institutions. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis.

As of December 31, 2001, the subsidiary Brasil Telecom S.A. recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts of the year.

Complementary information on private pension plans is described in Note 6.

o. Profit Sharing: Provision for employee profit sharing is recognized on an accrual basis. The determination of the amount, which is paid in the year following the provision accounting, considers the goal program established with the labor union, by means of a collective bargaining agreement, in conformity with the Law 10,101/00 and with the Company’s Bylaws.

p. Income or loss per thousand shares: The income or loss per thousand shares is calculated based on the number of outstanding shares on the balance sheet closing date, which is represented by the totality of shares issued, less treasury stocks.

4. RELATED-PARTY TRANSACTIONS

Related-party transactions refer to existing operations carried out by the Company with its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc., also comprising transactions with SOLPART, its parent company.

Operations between related parties and the Company are carried out under usual market prices and conditions. The main transactions carried out are:

Brasil Telecom S.A.

Dividends/Interest on Shareholders’ Equity: the Subsidiary in 2005 credited interest on shareholders’ equity to the Company at the amount of R$ 421,001 (R$ 294,395 in 2004). The balance of such asset, net of withholding tax is R$ 220,708 (R$ 250,236 on 12/31/04).

Loans with Subsidiary: The outstanding balance derives from the spin-off of Telebrás and it is indexed to exchange variation, to which 1.75% interest p.a. is accrued, amounting to R$ 58,798 (R$ 74,523 on 12/31/04). The financial loss recognized against results in 2005 was R$ 7,258, attributed to the drop of U.S. dollar quotation (R$ 4,820 financial loss in 2004).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures, at the unit price of R$ 1,000, non-convertible or exchangeable for any type of share, totaling R$ 1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the Company. The nominal value of these debentures will be paid in one installment with maturity on 07/27/06, corresponding to 40% of amount issued. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset is R$ 560,459 (R$ 972,006 on December 31, 2004), and the yield recognized in the income statement for the year of 2005 represented R$ 134,923 (R$ 175,956 in 2004).

Sureties and Guarantees: (i) The Company renders sureties as guarantee of loans and financing owed by the Parent Company to the lending financial institutions. In 2005, referring to the guarantee granted, the Company earned income at the amount of R$ 2,483 (R$ 3,964 in 2004); and (ii) the Company rendered surety for the Subsidiary related to the contracting of insurance policies, guarantee of contractual liabilities (GOC) for 2005, which amounted to R$ 217,142. In 2005, in return to such surety, the Company received quarterly remuneration of R$ 65, representing an annual revenue of R$ 260 (R$ 279 thousand in 2004).

Amounts Payable and Expenses: resulting from transactions related to the sharing of funds. The balance payable is R$ 54 (R$ 184 receivable, on 12/31/04) and the amounts recorded against results in 2005 are represented by operating expenses of R$ 4,291 (R$ 2,933 in 2004).

Solpart Participações S.A.

Dividends/Interest on Shareholders’ Equity: out of the dividends/interest on shareholders’ equity provisioned in 2005, the Company allocated to the Parent Company the amount of R$ 109,622 (R$ 55,571 in 2004). The balance of liability of such nature, net of withholding tax is R$ 56,486 (R$ 48,472 on 12/31/04).

Transactions of Brasil Telecom S.A. with its Subsidiaries

As follows, the major operations among the subsidiary Brasil Telecom S.A. and its related parties outlined in the note 1, the transactions of which are carried out at usual prices and conditions of the market :

BrT Serviços de Internet S.A.

Amounts Receivable and Payable, Revenues and Expenses: resulting from transactions related to the utilization of facilities, logistic support and telecommunications services. The balance receivable is R$ 23,126 (R$ 3,757 receivable, on 12/31/04). The amounts recorded in income for 2005 represented R$ 66,027 of operating revenues (R$ 55,008 in 2004) and R$ 172,611 of operating expenses (R$ 152,680 in 2004).

14 Brasil Telecom Celular S.A.

Revenues, Expenses and Amounts Receivable: resulting from transactions related to the utilization of facilities, logistic support and telecommunications services. The balance receivable is R$ 1,680 (R$ 5,858 receivable on 12/31/04). The amounts recorded in income for 2005 represented R$ 174,375 of operating revenues (R$ 15,250 in 2004) and R$ 238,026 of operating expenses (R$ 14,148 in 2004).

Vant Telecomunicações S.A.

Amounts Payable, Revenues and Expenses: resulting from transactions related to telecommunications services. The balance payable is R$ 320 (R$ 1,208 payable on 12/31/04) and the amounts recorded in income represented R$ 1,910 of operating revenues (R$ 1,154 in 2004) and R$ 1,858 of operating expenses (R$ 2,157 in 2004).

BrT SCS Bermuda

Revenues and Amounts Receivable: resulting from transactions related to telecommunications services. The balance receivable is R$ 201. The amounts recorded in income for 2005 represented R$ 201 of operating revenues.

Loans: on 12/31/04 there was a loan agreement granted in U.S. dollars, incurring a 3% interest rate p.a., settled in January 2005. The balance of such asset on 12/31/04 was $ 88,619. The financial revenue until the settlement date of loan was R$ 961 (the financial expense in 2004, motivated by U.S. dollar drop was R$ 2,313).

Freelance S.A.

Amounts Receivable and Revenues: resulting from transactions related to the rendering of telecommunications services. The balance receivable is R$ 769 (R$ 54 receivable on 12/31/04) and revenue recognized against results was R$ 776 (R$ 233 in 2004).

IG Brasil

Amounts Receivable and Revenues: resulting from transactions related to the rendering of telecommunications services. The balance receivable is R$ 733 (R$ 1,720 receivable on 12/31/04) and revenue recognized against results was R$ 10,672 (R$ 860 in 2004) and operating expenses R$ 71.

BrT Multimídia

Revenues, Expenses and Amounts Payable: resulting from transactions related to telecommunications services. The balance payable is R$ 10,772 (R$ 15,918 payable on 12/31/04). The amounts recorded in income for 2005 represented R$ 169 of operating revenues (R$ 15 in 2004) and R$ 66,711 of operating expenses (R$ 47,130 in 2004).

Other Related Parties Transactions

Given the existence of common partners in the chain of the Company’s control and Companies mentioned below, the operations among them may be classified, pursuant to CVM Resolution 26/86, as “related parties’ transactions”.

Telemig Celular

The subsidiary Brasil Telecom S.A. and Telemig Celular maintain agreements related to telecommunications services operation, comprising CSP 14 – Operator Selection Code, infrastructure rental and co-billing agreements. The amounts receivable, resulting from such contracts and agreements is R$ 4,228 (R$ 13,121 in 2004). The amounts recorded in 2005 are represented by operating revenues of R$ 151 (R$ 276 in 2004) and operating expenses of R$ 32,979 (R$ 27,102 in 2004).

Amazônia Celular

The subsidiary Brasil Telecom S.A. and Amazônia Celular maintain agreement related to the telecommunications services operation, comprising CSP 14 – Operator Selection Code and co-billing agreements. The amount receivable, stemming from such contracts and agreements is R$ 258 (R$ 2,748 in 2004). The amounts recorded in 2005 results are represented by operating expenses of R$ 6,101 (R$ 9,236 in 2004).

TIM Celular

The subsidiary Brasil Telecom S.A. and TIM cell phone companies maintain agreements related to the telecommunications services operation, comprising the lease of means and co-billing agreements, as well as relationships derived from CSP. The amount payable, resulting from such transactions is R$ 38,296. The amounts recorded in 2005 results are represented by operating revenues of R$ 152,611 and operating expenses of R$ 516,048.

Telecom Capital Fund

Based on the set of information available to the management in December 2005, it was concluded that in 2003 the subsidiary Brasil Telecom S.A. invested funds in Telecom Capital Fund (“TCF”), an investment fund created in Curacao, Netherlands Antilles, with a view to “obtaining return rates above the average with moderate risk to investors” by means of investments in “infrastructure in Latin America focused on telecommunications, Internet and data applications”. As single provider of the fund, the Subsidiary transferred eighty-four million U.S. dollars (US$ 84,000,000.00) to make feasible investment in MetroRED promissory notes (US$ 41,000,000.00), consequently used to convert them into shares, and Highlake International Business Company Ltd. (“HIGHLAKE”) (US$ 43,000,000.00), by means of Libor rate remuneration accrued of 1.5% p.a., with option to the debtor, (HIGHLAKE), of payment and settlement by conversion of debt into shares.

With such investment, HIGHLAKE acquired the interest held by Telesystem International Wireless Latin America (“TIW”) in the capital of Telpart Participações S.A., parent company of holdings Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

In relation to HIGHLAKE, we identified that its ownership structure is composed of Opportunity Fund, with 95% of interest.

In view of Opportunity Fund’s interest in the chain of the Company’s control, such operations may be classified, pursuant to CVM Resolution 26/86, as “related parties’ transactions”.

In March 2005, HIGHLAKE settled the promissory note under TCF’s possession, without converting shares and in a subsequent act, the discontinuance of Fund was requested.

On 4/25/05 the balance of fund quotas was redeemed, at the amount of R$ 137,976. In 2005, until the redemption date, the Subsidiary recorded a financial loss of R$ 640, motivated by the exchange loss of the U.S. dollar in respective period. In 2004, for the same reasons, a financial loss of R$ 15,174 was recorded.

Supportcomm S.A.

The subsidiary Brasil Telecom S.A. between 2001 and 2005, entered into five agreements with the company Supportcomm S.A. (“SUPPORTCOMM”) to supply materials, platforms and technology services, at the total amount of R$ 59,585, of which R$ 45,176 was already paid.

By analyzing the ownership structure of SUPPORTCOMM, we identified a 30% interest of Megapart Participações, a company, which has as partner, Opportunity Fund, with an interest of approximately 100%.

In view of the Opportunity Fund’s interest in the chain of the Company’s control, such operations may be classified, pursuant to CVM Resolution 26/86, as “related parties’ transactions”.

Acquisition of IG Cayman’s Equity Interests

On July 26, 2005 the indirect subsidiary BrT SCS Bermuda acquired 3,750,500 class A common shares and 6,249,848 class B common shares issued by IG Cayman. Such equity interests were acquired from the shareholders Opportunity Fund, Vicência Participações Ltda. and Global Investments and Consulting. Inc., companies with common partners in the chain of the Company’s control. The acquisition amount, representing 25.6% of IG Cayman’s capital stock corresponded to R$ 68,647.

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries appraised the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note was made based on their materiality. Instruments whose values approximate their fair values, just like cash and cash equivalents, accounts receivable, assets and liabilities of taxes, pension funds, amongst others, and whose risk assessment is not significant are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers. In 2005, the Company’s default was 2.91% of the gross revenue (3.22% in 2004). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

The subsidiary Brasil Telecom S.A. operates in co-billing, related to long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The accounts receivable in co-billing are managed by such operators, based on operating agreements executed and in accordance with rules set forth by ANATEL. Blocking rules established by the regulating agency are the same for fixed and mobile telephony companies, co-billing suppliers. The subsidiary separately monitors receivables of such nature and maintains provision for losses, which may occur, due to risks of not receiving such amounts.

Concerning mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis. Still in relation to postpaid service, whose client base at the end of the year was 31.3% (33.1% on 2004), the receivable accounts are also monitored in order to limit default and to block the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Exchange Rate Risk

Assets

The Company has loan agreements in foreign currency, and, therefore, subject to exchange rate fluctuation. The assets exposed to exchange rate risk are as follows:

PARENT COMPANY	CONSOLIDATED
	Book Value		Book Value
	2005	2004	2005	2004
Assets
Loans with Subsidiary	58,798	74,523	-	-
Loans and Financing	101,098	118,273	101,098	118,273
Total	159,896	192,796	101,098	118,273
Long-term	159,896	192,796	101,098	118,273

The loans receivable in U.S. dollars were transferred to the Company at the time of the spin-off of Telebrás. Due to their original characteristics, no financing is available on the market under similar conditions, which led to the presentation of the book value only.

Liabilities

The Company and the subsidiary Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 23.8% (27.2% on December 31, 2004) of the total liabilities of borrowings and consolidated financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company enters into exchange hedge agreements with financial institutions. Out of the installment of the debt consolidated in foreign currency, 69.8% (53.2% on 12/31/04) is protected against exchange variation. Unrealized positive or negative effects of these operations are recorded in the results as gain or loss. In 2005, negative adjustments of such operations totaled R$ 266,572 (R$ 92,735 of negative adjustments in 2004).

Net exposure as per book and market values, at exchange rate risk, is as follows:

PARENT COMPANY
	2005		2004
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	212	212	396	396
Total	212	212	396	396
Current	143	143	162	162
Long-term	69	69	234	234

CONSOLIDATED
	2005		2004
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	1,005,503	1,050,837	1,246,706	1,269,846
Hedge Agreements	311,469	301,119	87,190	74,985
Total	1,316,972	1,351,956	1,333,896	1,344,831
Current	118,544	119,443	66,041	55,572
Long-term	1,198,428	1,232,513	1,267,855	1,289,259

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, discounted at market rates effective on the balance sheet closing date.

c. Interest Rate Risk

Assets

The Company’s assets derive from the full subscription of private debentures issued by the subsidiary Brasil Telecom S.A. For the Consolidated there are loans paid by the rates mentioned below, as well as income securities (CDB´s) invested with Banco de Brasília S.A., relating to the guarantee to tax incentive granted by the Federal District Government, whose program is called Program for the Sustainable and Economic Development Promotion of the Federal District – PRO-DF, and the compensation of these securities is equivalent to 95% of the SELIC rate.

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	2005	2004	2005	2004
Assets
Loans (Including Debentures)
Debentures linked to CDI	560,459	972,006	-	-
Loans linked to CDI, IGP-M, Column 27 (FGV) and IGP-DI	-	-	9,173	10,744
Income Securities linked to:
SELIC Rate	-	-	2,604	-
Total	560,459	972,006	11,777	10,744
Current	-	-	3,962	2,540
Long-term	560,459	972,006	7,815	8,204

The book values are equal to market values since the current conditions for contracting this type of financial instrument are similar to those in which they come from or do not have parameters for quotation or contracting.

Liabilities

In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at the interest rate subject to TJLP. The risk subject to this liability arises from possible increase in this rate.

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates subject to indexing units (TJLP, UMBNDES, CDI etc.). The risk inherent in these liabilities arises from possible variations in these rates. The Subsidiary has contracted derivative contracts to hedge 22.7% (38% on December 31, 2004) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates. The subsidiary also issued non-convertible or exchangeable private and public debentures. These liabilities were contracted at interest rates tied to the CDI, and the risk linked with this liability is the result of the possible increase in the rate.

The aforementioned liabilities on the balance sheet closing date are as follows:

PARENT COMPANY
	2005		2004
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans linked to TJLP (including Debentures)	279,902	277,425	472,863	452,006
Total	279,902	277,425	472,863	452,006
Current	279,902	277,425	213,670	204,245
Long-term	-	-	259,193	247,761

CONSOLIDATED
	2005		2004
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans linked to TJLP (including Debentures)	2,356,113	2,354,519	2,485,351	2,334,966
Loans subject to CDI	547,767	540,356	541,707	541,748
Loans subject to UMBNDES	272,601	273,318	275,565	229,177
Hedge Agreements in UMBNDES	37,630	27,462	38,979	13,920
Loans subject to IGP-DI	19,310	19,310	-	-
Loans linked to IGPM	8,158	8,158	16,724	16,724
Other Loans	10,530	10,531	16,007	16,007
Total	3,252,109	3,233,654	3,374,333	3,152,542
Current	1,083,137	1,077,441	790,597	738,632
Long-term	2,168,972	2,156,213	2,583,736	2,413,910

Some of the agreements mentioned have the market values equal to book values because the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contraction.

d. Risk of Not Linking Monetary Restatement Indexes of Loans and Financing to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not subject to amounts of accounts receivable. Telephony fee adjustments do not necessarily follow increases in local interest rates which affect the subsidiary’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded in liabilities. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity accounting method and stated at acquisition cost. Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc. are subsidiaries, the investments of which are carried under the equity accounting.

Investments valued at cost are immaterial in relation to total assets. The risks related to them would not cause significant impacts to the Company’s results if losses were to occur on these investments.

The amounts related to the investments are as follows:

	2005		2004
	Book Value	Market Value	Book Value	Market Value
Investments	3,745,018	5,547,050	4,364,939	5,144,159
Interest in subsidiaries	3,737,948	5,539,980	4,356,174	5,135,394
Listed in Stock Exchange Not Listed in Stock Exchange	3,697,991 39,957	5,500,023 39,957	4,315,621 40,553	5,094,841 40,553
Other investments	7,070	7,070	8,765	8,765

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value estimated based on the market quotations in trading between minority shareholders.

g. Financial Investments Risks

The Company has high-liquid financial investments in exclusive financial investment funds (FIFs), whose assets are constituted by post-fixed, pre-fixed and exchange rate federal securities, indexed to CDI, through the spread of these securities or future contracts with the Futures and Commodities Exchange - BM&F, exclusive financial investment funds (FIF), indexed to the exchange rate variation through US dollar future contracts with BM&F, overnight financial investments abroad, in own portfolio of Bank Deposit Certificates (CDB) issued by national financial institutions and in own portfolio of Deposit Certificates (CD) issued by financial institution abroad. Overnight investments, in the foreign exchange fund and in deposit certificates are subject to exchange rate risk. CDB investments, as well as overnight investments, which are backed in this type of certificate, are subject to the credit risk of the issuing financial institution. The Company holds financial investments in the amount of R$ 883,482 on 12/31/05 (R$ 828,234 on 12/31/04). Earnings accrued are accounted as financial income and amounted to R$ 148,612 in 2005 (R$ 99,356 in 2004). Amounts attributed to the consolidated statements are as follows: financial investments in the amount of 2,550,490 on 12/31/05 (R$ 3,154,730 on 12/31/04) and earnings accrued in the amount of R$ 395,105 in 2005 (R$ 312,809 in 2004).

h. Risk of Advanced Maturities of Loans and Financing

The liabilities stemming from financing mentioned in Note 35, related to BNDES agreements, debentures and the majority referring to financial institutions, contain clauses providing for advanced maturities of liabilities or retention of amounts pegged to debt installments (covenants), in cases certain minimum amounts are not reached for certain indicators, such as ratios of indebtedness, liquidity, cash generation and others.

Considering the provisions recognized in the financial statements as of 12/31/05 of Brasil Telecom S.A., provisions of which were informed to the market by means of Material Fact as of 01/04/06, all the loan and hedge agreements were renegotiated, which contained financial covenants related to Earnings Before Interest, Income Taxes, Depreciation and Amortization – EBITDA. Such renegotiations were successfully concluded in February 2006, where all the creditors agreed upon the temporary adjustment of covenants and/or waiver.

In case of financing with direct and indirect onlending of BNDES, as provided for in the agreements, as from the publication of audited financial statements of Brasil Telecom S.A., future retention three times the amount of its highest installment falling due shall occur for the agreements with monthly amortization and once the highest amount of its installment falling due for the agreements with quarterly amortization. The total amount estimated for retention is approximately R$ 252,014, made operational through partial block of the Subsidiary’s financial investments, without prejudice of remuneration to be received thereby. The clearance of amount to be blocked shall occur as soon as the Subsidiary returns to comply with financial relations set forth in the agreements or is successful in the renegotiation of financial covenants agreed.

i. Risk Related to Rules

New Concession Agreements

Brasil Telecom S.A., signed on 12/22/05, new domestic local and long distance concession agreements, which shall take effect from January 1, 2006 to December 31, 2025. These new concession agreements, which provide for five-year reviews, in general, contain a higher level of intervention in the business management and various provisions related to consumer’s interests defense, as realized by the regulating agency. Among other issues, we point out:

  The burden of concession defined as 2% of taxes net revenues, calculated every two years, assuming as initiation the fiscal year of 2006, the initial payment of which falls on 04/30/07 and thus successively until the end of concession. Such calculation method, concerning the accrual basis, corresponds to 1% for each fiscal year;
  The definition of new universalization targets, especially the AICE – Special Class Individual Access of mandatory offer and Telecommunications Service Centers - PST, with entire burden to the Concessionaire;
  The possibility of Regulating Agency imposing mandatory alternative plans;
  The introduction of Regulating Agency’s right to intervene and modify concessionaire’s agreements with third parties;
  The inclusion of parent company, subsidiary, affiliated company and third parties’ assets, indispensable to concession, as reversible assets; and
  The creation of Users’ Council in each concession.

In addition, the regulation associated with new concession agreement provides for changes in local calls tariff system, changing from pulse to minute during regular hours, in tariff amounts of public and adjustment criteria, which had the individual excursion factor reduced from 9% to 5% and shall start to be defined by a sector index - IST, in which composition the highest weight is IPCA.

ANATEL, on February 23, 2006, edited the Resolution 432, postponing for a twelve-month period the dates mentioned in Rule 423, as of 12/06/05, which deals with the Amendment to the Tariff System of STFC Basic Plan in the Local Modality Rendered under Public Scheme, bound by the new local concession agreement. Among other postponements, it forbids the implementation of tariff system by minute in basic plans of STFC concessionaries in local modality on date prior to March 1, 2007.

On their turn, the interconnection tariffs, as provided for, are then defined as a percentage public tariff until the implementation of cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

Consequently, the operations and the competitive position of the Subsidiary may be affected by effects to derive from new concession agreements. Nevertheless, it is not possible to assess, on the date these financial statements were prepared, the future impacts to be generated by such changes.

Legislative Bill of Change in Telecommunications Act (“LGT”)

On March 6, 2006, the President of Brazil sent to the Brazilian Congress a legislative bill to amend LGT 9,472, as of 07/16/97. The amendment proposed specifically deals with the adoption of distinctive criteria considering the user’s social-economic condition, with a view to ensuring access to telecommunications services. Said project still depends on approval. Currently, the subsidiary Brasil Telecom S.A. cannot access the effects resulting from such initiative to its businesses, should said project obtain approval at the Brazilian Congress.

Overlapping of Licenses

When the subsidiary Brasil Telecom S.A. received the certification of achievement of universalization targets for 2003, established by ANATEL, it already rendered fixed telephone services (“STFC”) at domestic local and long distance modalities (“LDN”) intra-regional in Region II of General Concession Plan (“PGO”). After the achievement of said targets, ANATEL, in January 2004, issued authorizations enlarging the possibilities of subsidiary’s operation: STFC local and LDN in Regions I and III of PGO (and in a few sectors of Region II); International Long Distance Call (“LDI”) in Regions I, II and III of PGO; mobile telephony, by means of the subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”), in Region II of Personal Mobile Service (“SMP”). Concession agreements already existing were also expanded, allowing the LDN calls destined to any spot of the Brazilian territory. If Telecom Italia International N.V. (“TII”) acquired an indirect controlling interest in the Company or in Brasil Telecom S.A., these and TIM Brasil ServiÇos e Participações S.A. (“TIM”) could be considered as affiliated companies under the Brazilian telecommunications law. This would imply that the ability to render domestic (LDN) and international (LDI) fixed telephony services, as well as mobile telephony services, in same regions that TIM, would be at risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780, establishing a period of 18 months during which TII could reacquire an indirect controlling interest in the Company, as long as TII does neither participate or vote any issues related to the overlapping of services offered by Brasil Telecom S.A. and TIM, such as domestic and international long distance calls and mobile telephony services. On June 30, 2004, the Administrative Council for Economic Defense – CADE, in the records of Writ of Prevention 08700.000018/2004 -68, set forth restriction to the exercise of control rights by Telecom Italia International N.V. and its representatives in the Boards of Directors of Solpart Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A.

On April 28, 2005, TII and TIM and Brasil Telecom S.A. and BrT Celular entered into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. Among other reasons alleged, this merger operation was justified by the management of that time as possible solution to overlapping of regulatory licenses and authorizations with TIM, to remove sanctions and penalties, which could be imposed by ANATEL. The operation was forbidden by injunctions issued by the U.S. and Brazilian courts It is also subject-matter of discussion in arbitration involving controlling shareholders. Whether or not confirming the validity of April 2005 agreements, there is the possibility of assets related to fixed and mobile segments (see Note 43) eventually loose their value, as a result of overlapping of operations or sanctions from ANATEL. On the other hand, it is also possible that corporate agreements as of April 28, 2005 are declared null and void by courts or arbitration, which would remove TII from the control block of Brasil Telecom group, eliminating the overlapping of concession and consequently, the regulatory risk. Nevertheless, at this moment, it is not possible to anticipate such legal developments and their future effects on the financial statements.

On July 7, 2005, ANATEL declared, by means of Act 51,450, that the counting of 18 month-term to solve the overlapping of licenses would start on the date of effective return of TII to the control group of Brasil Telecom S.A. On July 26, 2005, ANATEL, by means of Order 576/2005, declared that the counting of term will start on April 28, 2005. Therefore, according to ANATEL, the interested companies shall adopt the measures necessary to eliminate the overlapping of the concession until the end of referred term in October 2006, under the penalty of applying legal sanctions, which may affect either companies or both of them.

Depending on final decision of ANATEL, these sanctions may have an adverse and material effect on businesses and operations attributed to the Company, conducted through its subsidiary Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A.

Regarding the “Merger Agreement” mentioned in this note, the subsidiary Brasil Telecom S.A. and BrT Celular started on March 15, 2006 arbitration against TII and TIM, aiming at annulling it. The Subsidiary disclosed material fact about this matter on March 16, 2006, the full content of which is mentioned in the note 45.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and companies controlled thereby. These companies are better described together, and can be referred to as “Brasil Telecom (Group)” and, for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”.

a. Supplementary Pension Plan

Brasil Telecom (group) sponsors supplementary pension plans related to retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) FundaÇão 14 de Previdência Privada (“FundaÇão 14”); (ii) FundaÇão BrTPREV (“FBrTPREV”), former CRT, a company merged by the Company on 12/28/00; and (iii) FundaÇão SISTEL de Seguridade Social (“SISTEL”), which originated from certain companies of the former Telebrás System.

The Company’s Bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is subject to the acts signed with the foundations, with the consent of the Supplementary Pension Plan Department - SPC, where applicable to the specific plans.

The plans sponsored are annually appraised by independent actuaries on the fiscal year closing date. For defined benefit plans mentioned in this note, the immediate recognition of actuarial gains and losses is adopted when the total liabilities for the plans that show a deficient condition are constituted. This measure has been applied since the 2001 financial year, when the regulations of CVM Resolution 371/00 were adopted. For the plans showing positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

The characteristics of the supplementary pension plans sponsored are described below.

FUNDAÇÃO 14

Since the split of the only pension plan managed by SISTEL, PBS, in January 2000, the evolution tendency for a new stage was already estimated. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the years. This tendency also occurred in the main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, FundaÇão 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the Supplementary Pension Plan Department – SPC.

In accordance with the Transfer Agreement entered into between FundaÇão Sistel de Seguridade Social and FundaÇão 14 de Previdência Privada, SISTEL, by means of the Management Agreement, it will provide management and operation services of TCSPREV and PAMEC-BrT plans to FundaÇão 14, after the transferring of these plans, which took place on March 10, 2005, for a period of up to 18 months, while FundaÇão 14 organizes itself to take over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

This defined contribution and settled benefit plan was introduced on February 28, 2000. On December 31, 2001, all the pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pension Plan Department – SPC of document sent to that agency due to the need for adjustments to the regulations. Thus, TCSPREV is constituted of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to new sponsors’ contracted ones. Nevertheless, this plan referring to defined contribution was offered again as from March 2005. TCSPREV currently assists to around 61.9% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to PBT-BrT Group, which was merged to TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary – limited to R$ 18,582.00 for 2005, according to participant’s age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In 2005, the sponsors’ contributions to TCSPREV represented 6.41% of plan participants’ payroll. For employees linked to the plan, the contributions represented 5.79%

PAMEC-BrT

The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan which remains under SISTEL’s management comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees/ PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001 and beneficiaries of the plans of definite benefits PBS’s sponsored by other companies. According to a legal/actuarial appraisal, the Company’s liability is exclusively limited to future contributions. During 2004, an optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On December 31, 2004, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
This plan is sponsored with contributions of 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PCE are also carried out.

FUNDAÇÃO BrTPREV

The main purpose of the Company sponsoring BrTPREV is to maintain the supplementary retirement, pension plans and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
Defined contribution plan and benefits settled, recorded in October 2002 destined to grant supplementary pension plan benefits in addition to those of the official social security and that initially assisted only employees subject to the branch of Rio Grande do Sul. This pension plan has remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was interrupted. Nowadays, this plan assists around 35.2% of the staff.

Fundador - Brasil Telecom and Alternativo - Brasil Telecom
Defined benefit plans, destined to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. Currently, these plans assist around 0.1% of the staff.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, – limited to R$ 19,222.00 for 2005 –, according to age. Optionally, the participant could also contribute whether on a voluntary basis or sporadically to the plan, above the basic contribution, however without the parity of the sponsor. It is responsible for the costs of all administrative expenses and risk benefits. The Company’s contributions in 2005 corresponded to 6.21% of participants’ payroll linked to such plan, whereas for employees’ contributions, these accounted for 5.43% .

Fundador – Brasil Telecom and Alternativo - Brasil Telecom
The regular contribution by the sponsor in the year of 2005 was of 4.06% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate was 4.06% . With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The amortizable mathematical reserve, related to the current amount of the sponsor’s supplementary contribution, in view of the actuarial failure of the plans managed by FBrTPREV, has the maximum settlement period of 20 years as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Plan Department, dated January 25, 2002. Out of the maximum period established, there are 16 years for total settlement.

Status of Plans Mentioned (SISTEL, FUNDAÇÃO 14 and FBrTPREV), pursuant to CVM Resolution 371/00

As follows, data of private pension plans sponsored, which maintain defined benefit obligations:

FBrTPREV – BrTPREV, Alternativo and Fundador		FundaÇão 14 – TCSPREV
2005	2004	2005	2004

RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial Liabilities with Benefits Granted Actuarial Liabilities with Benefits to be Granted (=) Total Present Value of Actuarial Liabilities Fair Value of Plan Assets	1,290,201 72,608 1,362,809 (634,894)	973,323 83,379 1,056,702 (555,256)	188,953 148,220 337,173 (645,051)	171,212 147,861 319,073 (475,911)
(=) Actuarial Liabilities/(Assets), Net	727,915	501,446	(307,878)	(156,838)

TURNOVER OF ACTUARIAL LIABILITY/(ASSET), NET
Present Value of Actuarial Liability at the beginning of the year Cost of Interest Cost of Current Service Benefits Paid, Net Actuarial (Gain) or Loss over Actuarial Liability	1,056,702 164,212 141 (103,089) 244,843	990,752 160,304 377 (92,657) (2,074)	319,073 35,187 4,090 (16,604) (4,573)	281,803 31,013 3,700 (13,171) 15,728
Present Value of Actuarial Liability at the end of the year	1,362,809	1,056,702	337,173	319,073
Fair value of Plan Assets at the beginning of the year
  Earnings from Plan Assets
  Usual Contributions Received by the Plan
  Sponsor
  Participants
  Amortizing Contributions Received from Sponsor
Benefits Payment	555,256 84,215 232 130 102 98,280 (103,089)	486,348 62,798 291 18 273 98,476 (92,657)	475,911 184,393 1,351 796 555 - (16,604)	436,702 50,932 1,448 889 559 - (13,171)
Fair value of Plan Assets at the end of the year	634,894	555,256	645,051	475,911

(=) Amount of Actuarial Liability/(Asset) , Net(1)	727,915	501,446	(307,878)	(156,838)
(1) In case of net actuarial asset, there is no accounting recognition at the Sponsor.

EXPENSE RECOGNIZED IN THE STATEMENT OF INCOME OF BRASIL TELECOM
Cost of Current Service Participants’ Contributions Cost of Interest Earnings from Plan Assets Actuarial Losses (Gains) Recognized	11 (102) 164,212 (84,215) 244,843	359 (273) 160,304 (62,798) (2,074)	4,090 (555) - - -	3,700 (559) - - -
Total Expense Recognized	324,749	95,518	3,535	3,141

MAIN ACTUARIAL ASSUMPTIONS USED
Discount Rate of Actuarial Liability (6% + Inflation)	11.30%	15.54%	11.30%	11.30%
Total Yield Rate Expected over Plan Assets	12.34%	15.54%	12.34%	18.10%
Index of Real Salary Increase Estimated	2%	2%	2%	2%
Inflation Estimated Rate	5.00%	9.00%	5.00%	5.00%
Overall Mortality Table (2)	UP94 + 2	UP84	UP94 + 2	UP84 + 1
Disablement Table	Álvaro Vindas, -20% until 40 years of age; and +30% above 40 years of age.	Álvaro Vindas	Álvaro Vindas, -20% until 40 years of age; and +30% above 40 years of age.	Mercer Disability
Disabled Mortality Table	IAPB-57		IAPB-57
Turnover Rate	Null		Null	0.15/(length of service + 1); null as from 50 years of age

(2) In December 2005, the Board of Executive Officers of Brasil Telecom S.A., in compliance with recommendation of its independent actuaries, approved the adjustments of actuarial assumptions and started to adopt the overall mortality table UP94 with two-year grievance and separated by sex. The table adopted corresponds to current expectation of longevity of participants of sponsored plans. As an effect of such change, Brasil Telecom S.A. recognized a supplement of R$ 170,505 to the provision for pension fund liabilities.

ADDITIONAL INFORMATION – 2005
a) The assets and liabilities of BrTPREV, Alternativo and Fundador plans are positioned on 12/31/05. Regarding TCSTPREV plan, the plan assets refer to 09/30/05, projected for 12/31/05.
b) Individual data used refer to 09/30/04 and 10/31/04 for TCSPREV and BrTPREV, respectively. Such data were projected for 12/31/05.

SISTEL - PBS-A		FundaÇão 14 - PAMEC
2005	2004	2005	2004

RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial Liabilities with Benefits Granted Actuarial Liabilities with Benefits to be Granted (=) Total Present Value of Actuarial Liabilities Fair Value of Plan Assets	570,260 - 570,260 (738,735)	529,690 - 529,690 (688,827)	1,063 36 1,099 (925)	852 34 886 (1,009)
(=) Actuarial Liabilities/(Assets), Net	(168,475)	(159,137)	174	(123)

TURNOVER OF ACTUARIAL LIABILITY/(ASSET), NET
Present Value of Actuarial Liability at the beginning of the year Cost of Interest Cost of Current Service Benefits Paid, Net Actuarial (Gain) or Loss over Actuarial Liability	529,690 57,197 - (46,997) 30,370	514,254 55,706 - (44,940) 4,670	886 98 1 (83) 197	2,678 302 1 (43) (2,052)
Present Value of Actuarial Liability at the end of the year	570,260	529,690	1,099	886
Fair Value of Plan Assets at the beginning of the year Earnings (Losses) from Plan Assets Payment of Benefits	688,827 96,905 (46,997)	614,450 119,317 (44,940)	1,009 (1) (83)	992 60 (43)
Fair Value of Plan Assets at the end of the year	738,735	688,827	925	1,009

(=) Amount of Actuarial Liability/(Asset), Net(1)	(168,475)	(159,137)	174	(123)
(1) In case of net actuarial assets, there is no accounting recognition at the Sponsor.

EXPENSE RECOGNIZED IN THE STATEMENT OF INCOME OF BRASIL TELECOM
Recording (Reversal) of Actuarial Liability	-	-	174	(1,686)
Total Expenses (Revenue) Recognized	-	-	174	(1,686)

MAIN ACTUARIAL ASSUMPTIONS USED
Discount Rate of Actuarial Liability (6% + Inflation)	11.30%	11.30%	11.30%	11.30%
Total Yield Rate Expected over Plan Assets	13.75%	12.20%	11.47%	16.51%
Estimated Index of Nominal Increase of Benefits	5.00%	5.00%	5.00%	5.00%
Overall Mortality Table	UP94 + 2	UP84 + 1	UP94 + 2	UP84 + 1
Disablement Table	N/A		Mercer Disability
Starting Age of Benefits	N/A		100% in eligibility to retirement
Inflation Estimated Rate	5.00%	5.00%	5.00%	5.00%
N/A = Not Applicable.

ADDITIONAL INFORMATION – 2005
a) Plan assets are positioned on 11/30/05. b) The individual data used refer to 9/30/05 to PBS-A, projected to 12/31/05. For PAMEC, individual data used refer to November 2005.

b. Stock Option Plan for Management and Employees

The Extraordinary Shareholders’ Meeting from the subsidiary Brasil Telecom S.A. held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives achieved, established by the Board of Directors for a five-year period. Up to December 31, 2005, no stock had been granted.

Program B

The exercise price is established by the management committee based on the market price of 1000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

	First Grant		Second Grant		Third Grant
	From	End of period	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the concession agreement. In 2005, options were not granted.

The information related to the general plan to grant stock options is summarized below:

	2005		2004
	Preferred stock options (thousand)	Average exercise price R$	Preferred stock options (thousand)	Average exercise price R$
Balance at the beginning of the year	1,415,119	13.00	907,469	11.73
Granted	-	-	507,650	15.28
Extinguished Options	1,004,382	13.00	-	-
Balance at the end of the year	410,737	13.00	1,415,119	13.00

There was no granting of call options exercised until the balance sheet closing date and the representation of balance of options before the total of outstanding shares of the subsidiary Brasil Telecom S.A. is 0.08% (0.26% in 2004).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black&Scholes method, for the Company would be R$ 482 (R$ 1,254 in 2004).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7. PROVISIONS FOR CONTINGENCIES

a. Contingent Liabilities

The Company and its subsidiaries periodically performs an assessment of its contingency risks, and also reviews its lawsuits taking into consideration the legal, economic, tributary and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. Such lawsuits are being discussed under administrative and judicial scopes and in various levels, from preliminary to extraordinary ones.

It is also worth mentioning that the following shows in some cases, subject-matter identical to different risk level classifications, fact of which is justified by factual and procedural status related to each lawsuit.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the losses related to lawsuits filed by employees, former employees and of service companies, related to labor issue.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation on the account of the legal advisors of the Company, its subsidiaries and tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephone plans and indemnification and consumer lawsuits.

Classification by Risk Level

Contingencies of Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	2005	2004	2005	2004
Labor	-	-	567,273	414,221
Tax	3,780	2,767	164,848	112,702
Civil	675	613	276,693	215,302
Total	4,455	3,380	1,008,814	742,225
Current	11	-	336,654	327,643
Long-term	4,444	3,380	672,160	414,582

Labor

In 2005, the provision related to the Consolidated at the amount of R$ 153,052 had a net increase, represented by monetary restatements and effects of revaluations of contingent risks, derived from events occurred in the year, which amounted to R$ 256,598, filing of new lawsuits at the amount of R$ 17,943, reclassification of other liabilities at the amount of R$ 1,596 and reduction attributed to payments, which amounted to R$ 123,085.

The revaluations of contingent risks mainly refer to reviews of lawsuits related to the joint/subsidiary liability, overtime, salary parity, risks, reintegration, tenure, remuneration differences and supplement of FGTS indemnifying penalty resulting from understated inflation, which amounted to R$ 139,204.

The main objects that affect the provisions for labor claims are the following:

(i) Risk Premium - related to the claim of additional payment for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii) Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii) Career Plan - related to the request for application of the career and salaries plan for employees of the Brasil Telecom S.A. Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by formerly Telesc;

(iv) Joint/Subsidiary Liability - related to the request to ascribe responsibility to the subsidiary, made by outsourced personnel, due to supposed nonobservance of their labor rights by their direct employers;

(v) Overtime – refers to the salary and additional payment plea due to labor supposedly performed beyond the contracted work time;

(vi) Reintegration – pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of rescission of labor contract without cause; and

(vii) Request for the regulation application which established the payment of the incident percentage on the Company’s income, attributed to the Santa Catarina Branch.

(viii) FGTS Fine Supplement resulting from understated inflation – this refers to requests to supplement the FGTS fine indemnification, in view of the recomposition of such fund accounts due to understated inflation.

Brasil Telecom S.A. brought a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all the amounts paid for such purpose.

Tax

In 2005, the provision at the amount of R$ 1,013 (R$ 52,146 for the Consolidated) had a net increase, represented by monetary restatements and effects of revaluations of contingent risks, which amounted to R$ 1,015 (R$ 35,450 of reduction for the Consolidated), recording of new provisions at the amount of R$ 92,851 for the Consolidated and reduction attributed to payments, which amounted to R$ 2 (R$ 5,255 for the Consolidated).

The entry of new amounts refers to Brasil Telecom S.A.’s decision to record provisions related to ICMS credits, the validity of which is challenged by state tax authorities, and final decision of Judiciary Branch has not been rendered yet. It is also worth mentioning that adjustments were made to the Tax Recovery Program (“REFIS”), with partial recognition of exceeding debt.

In addition, other main lawsuits provisioned refer to the following disputes:

(i) Social Security – related to the non-payment of social security contribution incurring on the payment made to cooperative companies, as well as disagreement of understanding about funds composing the contribution salary; and

(ii) Federal Taxes – various assessments challenging supposed irregularities committed by the Company, such as undue tax loss carryforward occurred prior to the merger of other operators of Region II of PGO.

Civil

In 2005, a provision at the amount of R$ 62 (R$ 61,391 for the Consolidated) had a net increase, represented by monetary restatements and effects of revaluations of contingent risks, derived from events occurred in the year, which amounted to R$ 62 (R$ 102,284 for the Consolidated), filings of new lawsuits at the amount of R$ 48,308 for the Consolidated and reduction attributed to payments, which amounted to R$ 89,201 for the Consolidated.

The revaluations of contingent risks mainly refer to lawsuits linked to capital participation agreements, indemnification and consumer lawsuits, which amounted to R$ 48,404.

The lawsuits provisioned are the following:

(i) Review of contractual conditions - Lawsuit where a company which supplies equipment filed legal action against the subsidiary Brasil Telecom S.A., asking for a review of contractual conditions due to economic stabilization plans;

(ii) Contracts of Financial Participation - It has been signed with TJ/RS the position related to the incorrect procedure previously adopted by the former CRT, current Rio Grande do Sul Branch, owned by the subsidiary Brasil Telecom S.A., in the processes related to the compliance with the rule issued by the Ministry of Communications. These lawsuits are under various phases: lower court, court of appeals and Superior Court of Justice;

(iii) Clients Service Centers – public civil actions, dealing with closing of clients service centers;

(iv) Free Mandatory Telephone Directory – LTOG’s – lawsuits discussing the non-delivery of printed residential telephone directories; and

(v) Other claims – these refer to various lawsuits in progress, comprising civil liability lawsuits, indemnifications due to contractual termination and consumer issues under procedural progress at special civil courts, courts of law and federal court throughout the country.

Contingencies with a Possible Risk

The position of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	2005	2004	2005	2004
Labor	-	-	419,169	649,328
Tax	30,065	2,601	2,205,388	1,251,709
Civil	-	68	1,779,336	1,006,334
Total	30,065	2,669	4,403,893	2,907,371

Labor

In 2005, the effects on the Consolidated represented a net reduction at the amount of R$ 230,159, resulting from monetary restatements and effects of revaluations of contingent risks, derived from events occurred in the year, which amounted to R$ 299,969 and filing of new lawsuits at the amount of R$ 69,810.

The reductions derived from revaluations of risks mainly referring to reviews of lawsuits related to joint/subsidiary liability, overtime, salary parity, risks, reintegration, tenure, differences in profit sharing and supplement of FGTS indemnifying fine resulting from understated inflation.

The filing of new lawsuits mainly refers to those related to joint/subsidiary liability and supplement of FGTS indemnifying fine resulting from understated inflation.

The main purposes composing the labor nature possible losses refer to joint/subsidiary liability, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions, and request for remuneration consideration due to overtime supposedly exceeding the regular working hours agreed upon.

Tax

The increase occurred in 2005 was R$ 27,464 (R$ 953,679 for the Consolidated), represented by monetary restatements and effects of revaluation of contingent risks, derived from events occurred in the year, which amounted to R$ 2,972 (R$ 711,250 for the Consolidated) and filing of new lawsuits at the amount of R$ 24,492 (R$ 242,429 for the Consolidated).

The revaluations mainly refer to lawsuits accruing social security contributions over allowances, which according to the Company’s understanding do not compose the contribution salary, since its exclusion if expressly provided for in the Article 28, paragraph 7 of Law 8,212/91, the Cost Plan.

Issues the merit of which have not been conclusively decided yet by the Higher Courts were also reclassified, such as PIS/COFINS transfer, the levy of ISS in auxiliary services and not listed in the Service List attached to LC 116/03, as well as reversal of ICMS credits, according to tax authorities’ interpretation.

The entry of new contingencies refer to amounts supposedly due as Fund for Universalization of Telecommunications Services – FUST, due to illegal retroactivity, according to the Company’s understanding, of change in the understanding of its calculation basis by ANATEL, under judicial discussion, new assessments dealing with supposed ICMS levy on the activities outlined in the Agreement 69/98, as well as questioning the exemption granted by state laws, besides supposed ISS levy on communication auxiliary services.

Also in relation to FUST, such fund was set forth by Law 9,998/00 and regulated by Decree 3,624/00, establishing a 1% contribution over gross revenues from telecommunications, deducting the amounts of taxes incurring on said revenues and transfers made among operators. The levy started to take place as from 01/01/01.

According to Resolution 247, as of 12/14/00, ANATEL ruled the system of calculation of said contribution, promptly adopted by the Company until 01/31/04, when the regulatory agency issued the Order 29/03, which recognizes the deductibility of transfer to other operators, interconnection in calculation basis, criterion adopted in the period between February 2004 and November 2005.

On 12/15/05, ANATEL by Abstract 01 set forth new calculation basis for FUST contribution, with retroactive effects from 01/01/01. In view of the higher calculation basis by “infralegal” (decree or administrative act of lower hierarchy) normative act and non-retroactivity of effects of Abstract 01/05, Brasil Telecom S.A. brought lawsuit, represented by the Brazilian Association of Switched Fixed Telephone Service – ABRAFIX and jointly with other non-affiliated operators, to remove its application. While the injunction is not granted, the Subsidiary opted for judicial deposit as from December 2005.

On 12/31/05 the balance provisioned for FUST, recorded in the indirect taxes liabilities was R$ 8,004, amount of which destined to judicial deposit in January 2006.

The difference of amount among criteria of Resolution 247/00 and Order 29/03 is R$ 34,639, unfavorable to the Subsidiary, which according to its internal and external legal advisors, based on the Federal Constitution and Brazilian Tax Code, the risk of loss associated with the matter under discussion is assessed as possible.

Other main causes existing are represented by the following subject-matters:

(i) INSS assessments, with defenses under administrative or judicial levels, dealing with composition of amounts in contribution salary owed by the company, just like reclassifications mentioned in previous paragraph;

(ii) Administrative defenses in lawsuits brought by the Internal Revenue Service, stemming from disparity of amounts between DCTF and DIPJ;

(iii) Public civil actions discussing the supposed PIS and COFINS transfer to end consumers;

(iv) ICMS incurring on international calls;

(v) ICMS – rate difference in interstate acquisitions; and

(vi) Withholding tax – on operations related to the protection to cover debts.

Civil

The increase occurred in 2005 for the Consolidated was R$ 773,002, represented by monetary restatements and effects of revaluations of contingent risks, derived from events occurred in the year, which amounted to a reduction of R$ 99,701 and filing of new lawsuits at the amount of R$ 872,703 for the Consolidated.

The reduction derived from risk revaluations mainly refers to the reclassification for probable risk of lawsuits linked to capital participation agreements, indemnification and consumer lawsuits.

The filing of new lawsuits are basically composed of lawsuits related to pleadings for distribution of Brasil Telecom S.A.’s shares, derived from former PCTs (Community Telephony Program), civil liability and consumer lawsuits.

Main existing lawsuits are represented by the following subject-matters:

(i) Repayments in lawsuits derived from PCT – the plaintiffs intend with Brasil Telecom S.A., the repayment in lawsuits related to the agreements resulting from Telephony Community Program. Such lawsuits are under various phases: lower courts, Court of Appeals and Superior Court of Justice;

(ii) Indemnification and consumer lawsuits and;

(iii) Contract – lawsuits related to claim percentage derived from Real Plan, to be applied in services agreements, review of conversion of installments in URV and consequently in Reais, related to the supply of equipment and services rendered.

Contingencies with a Remote Risk

Besides claims mentioned, there are also contingencies, the risk level of which was assessed as remote, the amounts of which are shown as follows:

PARENT COMPANY	CONSOLIDATED
Nature	2005	2004	2005	2004
Labor	-	-	166,755	165,332
Tax	23,981	18,619	700,858	1,017,688
Civil	36,290	31,362	443,232	307,345
Total	60,271	49,981	1,310,845	1,490,365

Letters of Guarantee

The Company maintains letters of guarantee entered into with financial institutions, at the amount of R$ 13,740 (R$ 500 on 12/31/04), as supplementary guarantee of lawsuits under provisory execution. Such guarantees are contracted for an indeterminate duration and respective charges vary between 0.65% and 1.20% p.a., represented by an average rate of 0.87% p.a. For consolidated effects, the letters of guarantee with such purpose represent R$ 639,499 (R$ 311,976 on 12/31/04), and charges vary between 0.50% and 2.00% p.a., resulting in an average rate equivalent to 0.90% p.a.

The judicial deposits related to contingencies and contested taxes (suspended demand) are described in Note 24.

b. Contingent Assets

As follows, the tax claims promoted by the Company and Brasil Telecom S.A. are shown, through which the recovery of tax paid is claimed, calculated differently from interpretation sustained by its legal advisors, the assessment of success in future filing of appeals is assessed as probable:

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. The amount estimated recoverable is R$ 126,268 (R$ 242,488 for the Consolidated). In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law.

We are awaiting the judgments of lawsuits brought by the Company and its Subsidiary and the amounts attributed to contingent assets were not recognized in the financial statements.

8. SHAREHOLDERS’ EQUITY

a. Capital Stock

The Company is authorized to increase its capital stock by means of a resolution of the Board of Directors to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company's capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares can be excluded, in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the sole paragraph of articles 11 and 14 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital on the balance sheet date is R$ 2,596,272 (R$ 2,568,240 on December 31, 2004) and represented by shares without par value as follows:

 In thousands of shares
Type of Shares	Total Shares		Treasury Stock		Outstanding Shares
	2005	2004	2005	2004	2005	2004
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	229,937,526	226,007,753	-	-	229,937,526	226,007,753
Total	363,969,214	360,039,441	1,480,800	1,480,800	362,488,414	358,558,641

	2005	2004
Book Value per thousand Outstanding Shares (R$)	14.48	17.11

b. Treasury Stock

In the determination of the calculation of book value per thousand shares the common shares held in treasury are maintained, which are originated from the following repurchasing program during the years 2002 and 2004.

Treasury stock comes from repurchase programs, and on September 13, 2004 a material fact was published, relating to the last proposal approved by the Company’s Board of Directors, for the repurchase of preferred and common shares issued by the Company, to remain held in treasury or to be cancelled, or subsequent disposal, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of common and preferred shares outstanding in the market; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction 390/03.

The movement of treasury stock is presented as follows:

	2005		2004
	Common shares (thousands)	Amount	Common shares (thousands)	Amount
Opening balance in the year	1,480,800	20,846	1,480,800	20,846
Closing balance in the year	1,480,800	20,846	1,480,800	20,846

Historical cost in the acquisition of treasury stock (R$ per one thousand shares)	2005	2004
Weighted Average	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

The unit cost of acquisition considers the totality of stock repurchase programs.

Until the balance sheet closing date, no disposal of common shares acquired occurred.

Market value of Treasury Stock

The market value of treasury stocks on the balance closing date was the following:

	2005	2004
Number of common shares held in treasury (thousand shares)	1,480,800	1,480,800
Quote per one thousand shares on BOVESPA (R$)	23.76	26.80
Market value	35,184	39,685

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	2005	2004
Book Value	2,082,824	2,371,903
Treasury Stock	(20,846)	(20,846)
Balance of Retained Earnings, net of Treasury Stock	2,061,978	2,351,057

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Goodwill Reserve in the Subscription of Shares: results from the difference between the amount paid on subscription, and the portion allocated to capital.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital, or to offset losses.

Unrealized Profit Reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law 10,303/01, the income recorded under the unrealized profit reserve as from 2002 financial year should be considered at the value of the dividend postponed. However the unrealized profit reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends, this case of unrealized profit reserves existed in the Company.

Retained Earnings: Comprises the remaining balances of net income, adjusted according to the terms of article 202 of Law 6,404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated pursuant to the Company’s Bylaws and in compliance with Brazilian Corporation Law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (JSCP), under the terms of article 9, paragraph 7, of Law number 9,249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend, in accordance with article 44 of the Bylaws.

Mandatory Minimum Dividends calculated pursuant to Article 202 of Law 6,404/76

	2005	2004
Net Income (Loss) for the Year	(27,883)	268,268
Plus
Realization of Unrealized Profit Reserve	596,883	31,907
Minus
Appropriation to Legal Reserve	-	(13,414)
Adjusted Net Income	569,000	286,761
Mandatory Dividends (25% of Adjusted Net Income)	142,250	71,690

Interest on Shareholders’ Equity – JSCP Credited and Dividends Provisioned

The Company credited Interest on Shareholders’ Equity to its shareholders during the year, according to the ownership position on the date of each credit made. On the year closing date, the JSCP (interest on shareholders’ equity) credited, net of withholding tax, were attributed to dividends and integrate the proposal to allocate results to be submitted for approval of the Annual General Meeting (A.G.O.).

	2005	2004
Interest on Shareholders’ Equity – JSCP – Credited	569,000	243,500
Withholding Tax (IRRF)	(85,350)	(36,525)
JSCP, net	483,650	206,975
Dividends Provisioned, supplementing JSCP	-	43,261
Total of Shareholders’ Remuneration	483,650	250,236
Common Shares	176,856	92,728
Preferred Shares	306,794	157,508

Total Remuneration per Lot of Thousand Shares (in Reais) (1)	2005	2004
Common Shares	1.334250	0.699565
Preferred Shares	1.334250	0.696914
Total Shares	1.334250	0.697894
(1) The calculation of dividends/JSCP per one thousand shares takes into account the outstanding shares on the balance sheet closing date. The variation shown individually in 2004, is due to the composition of outstanding shares existing on the date of JSCP credit is different from the share composition presented on 12/31/04. Nevertheless, the remuneration by type of share is equitable on the date of respective credits.

The shareholders’ remuneration in 2005 corresponds to the JSCP distribution, net of withholding tax, the amount of which exceeded the amount of mandatory dividends, also being higher than the amount of priority dividends and dividends for common shares, calculated in equal conditions. 2004 considered dividends provisioned at the amount of R$ 43,261, supplementing JSCP, and total shareholders’ remuneration also exceeded the parameters of distribution of dividends mentioned.

It is also worth mentioning that the Annual General Meeting held on 04/29/05 resolved on the payment of additional dividends of R$ 300,000 in relation to those disclosed in the financial statements as of 12/31/04. Such additional dividends were recorded to the account of retained earnings and made available for payment to shareholders on 05/23/2005.

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	2005	2004

Fixed Telephone Service

Local Service	7,105,756	6,891,760
Activation Fee	23,370	33,493
Basic Subscription	3,529,066	3,110,050
Measured Service Charges	1,380,616	1,474,503
Fixed Mobile– VC1	2,099,545	2,180,947
Rental	1,542	1,644
Others	71,617	91,123

Long Distance Service	2,990,562	2,642,906
Fixed Intra-Sectorial	985,465	1,073,434
Fixed Intra-Regional (Inter-Sector)	379,835	403,805
Fixed Inter-Regional	302,598	214,835
Fixed Mobile - VC2 and VC3	1,261,164	916,758
International	61,500	34,074

Interconnection	633,642	731,279
Fixed x Fixed	397,058	467,995
Mobile x Fixed	236,584	263,284

Lease of Means	307,822	239,143
Public Telephony	496,766	478,805
Supplementary Services, Intelligent Network and Advanced Telephony	459,416	421,035
Other	37,457	33,194

Total Fixed Telephone Service	12,031,421	11,438,122

Mobile Telephone Service

Telephony	432,977	18,219
Subscription	167,812	10,201
Utilization	211,996	5,540
Roaming	2,281	208
Interconnection	43,214	2,107
Other Services	7,674	163

Sale of Goods	299,362	69,685
Cellular Handsets	282,051	64,687
Electronic Cards- Brasil Chip, Accessories and Other Goods	17,311	4,998

Total Mobile Telephone Service	732,339	87,904
Continued .....

...continued

CONSOLIDATED
	2005	2004
Data Transmission and Other Services
Data Transmission	1,530,985	1,068,779
Other Services	392,494	168,637
Total Data Transmission Services and Other Services	1,923,479	1,237,416
Gross Operating Revenue	14,687,239	12,763,442
Gross Revenues Deductions	(4,548,555)	(3,698,586)
Taxes on Gross Revenues	(4,219,054)	(3,579,541)
Other Deductions on Gross Revenues	(329,501)	(119,045)

Net Operating Revenue	10,138,684	9,064,856

10. COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the generation of services rendered and goods sold are as follows:

CONSOLIDATED
	2005	2004
Interconnection	(2,275,836)	(2,297,450)
Depreciation and Amortization	(2,273,219)	(2,179,985)
Third-Party Services	(826,991)	(660,744)
Rent, Leasing and Insurance	(410,226)	(342,070)
Goods Sold	(357,680)	(94,031)
Personnel	(158,326)	(118,996)
Material	(73,871)	(86,224)
FISTEL	(69,402)	(14,539)
Connection Means	(67,894)	(22,563)
Other	(4,766)	(6,118)
Total	(6,518,211)	(5,822,720)

11. COMMERCIALIZATION OF SERVICES

The expenses related to commercialization activities are detailed according to the following nature:

CONSOLIDATED
	2005	2004
Third-Party Services	(901,656)	(493,909)
Losses on Accounts Receivable	(328,803)	(353,803)
Allowance for Doubtful Accounts	(120,451)	(57,475)
Personnel	(250,223)	(146,274)
Material	(31,067)	(18,076)
Depreciation and Amortization	(16,460)	(7,182)
Rent, Leasing and Insurance	(6,702)	(8,681)
Other	(387)	(377)
Total	(1,655,749)	(1,085,777)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Third-Party Services	(16,966)	(9,386)	(726,523)	(561,529)
Depreciation and Amortization	(364)	(1,864)	(279,494)	(213,278)
Personnel	(3,139)	(2,900)	(211,343)	(152,518)
Rent, Leasing and Insurance	(4,564)	(2,451)	(43,561)	(42,446)
Material	(60)	(71)	(14,459)	(4,731)
Other	(11)	(7)	(1,368)	(830)
Total	(25,104)	(16,679)	(1,276,748)	(975,332)

13. OTHER OPERATING INCOME (EXPENSES)

The remaining income and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Fines	(11)	(1,742)	80,446	65,544
Recovered Taxes and Expenses	775	3,151	70,012	117,219
Operational Infrastructure Rent and Other	-	-	67,937	48,384
Settlement of Judicial Suit with Telecommunications
Companies	-	-	63,937	124,501
Administrative and Technical Services	4,431	1,217	53,729	58,476
Subsidies and Donations Received	-	-	30,113	-
Provision/Reversal of Other Provisions	-	-	15,963	23,226
Investment Dividends Evaluated by Acquisition Cost	300	-	1,828	360
Contingencies – Provision(1)	(1,077)	(3,146)	(482,534)	(255,346)
Provision for Pension Funds – Provision and Administrative Cost(2)	-	-	(266,195)	(31,132)
Taxes (Other than on Gross Revenue, Income and Social Contribution Taxes)	(1,092)	(146)	(121,109)	(126,154)
Amortization of Goodwill in the Acquisition of Investments	(1,722)	(1,878)	(102,787)	(63,473)
Court Fees	(137)	(29)	(12,920)	(4,992)
Indemnifications – Telephony and Others	-	-	(10,465)	(337)
Donations and Sponsorships	-	-	(8,433)	(10,991)
Loss on Write-off of Maintenance/Resale Inventories	-	-	(2,000)	(3,459)
Write-off of Prepayments and Other Credits	-	(1,653)	-	(1,653)
Other Revenues (Expenses)	(167)	(222)	(13,425)	(9,314)
Total	1,300	(4,448)	(635,903)	(69,141)
(1) The contingencies provisioned are informed in the Note 7.
(2) The supplement of provision for pension funds has its higher representation related to the following facts:
    (i) The adoption of a new table of overall mortality (UP94 + 2), equivalent to R$ 170,505, recognized in December 2005; and
    (ii) Review of surviving spouse pension benefits database referring to the composition of family group and recovery of purchasing power of benefits granted, corresponding to R$ 83,262, recognized in September 2005;

14. FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Financial Income	332,885	311,509	850,525	616,872
Local Currency	331,771	309,448	580,636	516,408
On Rights in Foreign Currency	1,114	2,061	269,889	100,464
Financial Expenses	(691,822)	(374,928)	(2,012,412)	(1,410,317)
Local Currency	(94,922)	(115,423)	(780,624)	(796,821)
On Liabilities in Foreign Currency	(27,900)	(16,005)	(457,289)	(219,891)
Interest on Shareholders’ Equity	(569,000)	(243,500)	(774,499)	(393,605)
Total	(358,937)	(63,419)	(1,161,887)	(793,445)

The Interest on Shareholders’ Equity was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NON-OPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Amortization of Special Goodwill in the Merger (CVM Instruction 319/99)	-	(211,052)	(173,550)	(400,379)
Reversal of Provision for Maintenance of Integrity of Shareholders’ Equity (CVM Instruction 349/01)	-	211,052	173,550	400,379
Amortization of Goodwill in the Merger	-	-	(125,986)	(124,738)
Result in the Write-off of Fixed and Deferred Assets	51	18	(18,524)	(39,994)
Provision/Reversal for Investment Losses	26	(1,605)	(1,003)	(1,205)
Provision/Reversal for Realization Amount and Fixed Asset Losses	-	-	(506)	62,163
Investment Gain (Loss)	2,388	(6,370)	2,388	(57,832)
Other Non-operating Income (Expenses)	-	-	(2,929)	(6,419)
Total	2,465	(7,957)	(146,560)	(168,025)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON EARNINGS

Income tax and social contribution on earnings are booked on accrual basis, being temporary differences deferred. The provision for income and social contribution taxes recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
Income Before Taxes and After Employee and Management Profit Sharing	2005	2004	2005	2004
	(582,713)	100,234	(1,271,011)	81,971
Income of Companies Not Subject to the Calculation of Income Tax and Social Contribution on Net Income	-	-	79,120	29,958
Total Taxable Income	(582,713)	100,234	(1,191,891)	111,929
Corporate Income Tax – IRPJ
Corporate Income Tax (IRPJ) over Taxed Income (10%+15%=25%)	145,678	(25,059)	297,973	(27,982)
Permanent Additions	(158,174)	(29,538)	(66,525)	(73,911)
Amortization of Goodwill	(431)	(470)	(41,083)	(37,945)
Exchange Variation on Investments	-	-	(11,431)	(7,282)
Equity in Subsidiaries	(156,427)	(25,960)	-	-
Non-operating Equity in Subsidiaries	-	(1,593)	-	(1,593)
Investment Loss	-	-	-	(12,899)
Other Additions	(1,316)	(1,515)	(14,011)	(14,192)
Permanent Exclusions	2,034	2,212	8,837	7,194
Federal Tax Recoverable	-	-	4,184	4,567
Dividends of Investments Valued by Acquisition Cost/ Lapsed Dividend	75	-	457	90
Equity in Subsidiaries	1,303	2,212	-	-
Exchange Variation on Investments	-	-	-	1,143
Other Exclusions	656	-	4,196	1,394
Recording of Deferred Income Tax over Accumulated Tax Losses	-	-	37,007	10,100
Compensation of Tax Losses	-	-	3,782	3,123
Other	22	(3,555)	(7,669)	(10,793)
IRPJ Expenses in the Statement of Income	(10,440)	(55,940)	273,405	(92,269)
Social Contribution on Net Income – CSLL
CSLL over Taxed Income (9%)	52,444	(9,021)	107,270	(10,074)
Permanent Additions	(56,906)	(10,387)	(23,030)	(24,813)
Amortization of Goodwill	(155)	(169)	(14,790)	(13,660)
Exchange Variation on Investments	-	-	(4,115)	(2,622)
Equity in Subsidiaries	(56,314)	(9,346)	-	-
Non-operating Equity in Subsidiaries	-	(573)	-	(573)
Investment Loss	-	-	-	(4,643)
Other additions	(437)	(299)	(4,125)	(3,315)
Permanent Exclusions	732	796	3,114	2,559
Federal Tax Recoverable	-	-	1,506	1,644
Dividends of Investments Valued by Acquisition Cost/ Lapsed
Dividend)	(27)	-	165	32
Equity Accounting	469	796	-	-
Exchange Variation on Investments	-	-	-	411
Other exclusions	290	-	1,443	472
Recording of Deferred CSLL over Accumulated Negative Calculation Basis	-	-	13,323	3,636
Compensation of Negative Calculation Basis	-	-	1,399	1,124
Other	-	(914)	(2,384)	(1,100)
Effect of CSLL in the Statement of Income	(3,730)	(19,526)	99,692	(28,668)
Effect of IRPJ and CSLL in Statement of Income	(14,170)	(75,466)	373,097	(120,937)

In 2005, the indirect subsidiary IG Brasil met the requirements necessary established by CVM Instruction 371/02 and in December recorded the credit of deferred taxes related to IRPJ and CSLL, at the amount of R$ 50,330.

17. EMPLOYEE AND MANAGEMENT PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Employee Profit Sharing	-	(1,540)	(63,960)	(52,983)
Management Profit Sharing	(401)	(2,735)	(4,674)	(9,626)
Total	(401)	(4,275)	(68,634)	(62,609)
Allocation to Results:
Sharing	-	(4,275)	-	(58,058)
Operating Costs and Expenses	(401)	-	(68,634)	(4,551)

18. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Cash	-	15	5,106	2,068
Bank Accounts	208	534	58,177	69,795
High-Liquid Investments	883,482	828,234	2,550,490	3,154,730
Total	883,690	828,783	2,613,773	3,226,593

Total high-liquid investments represent amounts invested in exclusive funds managed by financial institutions and guaranteed by federal securities with average yield equivalent to DI CETIP (CDI), in exclusive funds managed by financial institutions and guaranteed by US dollar future contracts traded in the Futures and Commodities Exchange (BM&F), overnight financial investments abroad that earn exchange rate variation plus interest of 4.00% p.a., in deposit certificates issued by financial institutions overseas and in bank deposit certificates issued by prime financial institutions with average yield equivalent to CDI.

The subsidiary Brasil Telecom S.A. shall be subject to a partial blocking of its financial investments, at the total amount of approximately R$ 252,014, to take place after the publication of its audited financial statements. Such retention refers to the fact that the Subsidiary did not reach certain minimum amounts for certain indicators, for instance, cash generation, indebtedness and others, established in agreements entered into with loan creditors. Further information about the blocking and its period of duration, during which the investments will no longer attribute earnings to the Company, may be verified in the Note 5h.

The breakdown of high-liquid investment portfolio is presented below, on the balance sheet closing date:

PARENT COMPANY

	2005
Financial Institution	Investments Nature			Rectifiers		Total
	LTN (with swap coverage)	LFT	Over Selic	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	72,745	37,127	1,346	(860)	(25)	110,333
Banco do Brasil	62,049	153,767	1,397	(1,569)	(4)	215,640
Bradesco	58,815	23,783	2,612	(542)	-	84,668
Citi FAM (Legg Mason)	230,771	18,391	12	(1,828)	(31)	247,315
Itaú	58,066	48,891	-	(828)	(30)	106,099
Safra	23,157	96,438	627	(766)	(29)	119,427
Total of Exclusive Funds	505,603	378,397	5,994	(6,393)	(119)	883,482
Total High-Liquid Investments	505,603	378,397	5,994	(6,393)	(119)	883,482

CONSOLIDATED
	2005
Financial Institution	Investments Nature
	LTN (with swap coverage)	LFT	Overnight	NBC-E	Over Selic	NTN-D
Exclusive Funds
ABN Amro	168,888	86,195	-	-	3,125	-
Banco do Brasil	96,702	369,549	-	-	4,477	-
Bradesco	89,714	36,278	-	-	3,984	-
CEF	71,506	27,254	244	-	8,906	-
Citi FAM (Legg Mason)	230,771	18,391	-	-	12	-
Itaú	105,024	88,430	-	-	-	-
Safra	100,614	105,287	-	-	3,959	-
Santander	154,268	87,704	-	26,591	87	18,277
Unibanco	56,856	162,051	-	-	42	-
Votorantim	140,353	26,702	-	-	1,987	-
Total of Exclusive Funds	1,214,696	1,007,841	244	26,591	26,579	18,277
Other Investments
Safra	-	-	222,358	-	-	-
Total of Other Investments	-	-	222,358	-	-	-
Total of High-Liquid Investments	1,214,696	1,007,841	222,602	26,591	26,579	18,277

CONSOLIDATED
	2005
Financial Institution	Investments Nature		Rectifiers		Total
	Open Investment Funds (Fixed Income)	Bank Deposits Certificates	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	-	-	(1,933)	(58)	256,217
Banco do Brasil	12	-	(3,045)	(17)	467,678
Bradesco	100	-	(706)	-	129,370
CEF	-	-	(811)	(19)	107,080
Citi FAM (Legg Mason)	-	-	(1,828)	(31)	247,315
Itaú	-	-	(1,375)	(55)	192,024
Safra	-	-	(1,459)	(62)	208,339
Santander	-	-	(1,843)	(23)	285,061
Unibanco	-	-	(1,197)	(28)	217,724
Votorantim	-	-	(764)	(18)	168,260
Total of Exclusive Funds	112	-	(14,961)	(311)	2,279,068
Other Investments
Safra	-	468	-	-	222,826
Other Institutions	37,884	10,712	-	-	48,596
Total of Other Investments	37,884	11,180	-	-	271,422
Total High-Liquid Investments	37,996	11,180	(14,961)	(311)	2,550,490

Exclusive funds, which are regularly audited and to which there is no reservation of opinions, are subject to obligations restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities.

Statement of Cash Flow

	PARENT COMPANY		CONSOLIDATED
	2005	2004	2005	2004
Operating Activities
Net Income for the Year	(27,883)	268,268	(29,555)	252,222
Minority Interest	-	-	(93,860)	102,417
Income Items not Affecting Cash	467,946	(84,530)	5,402,106	4,197,873
Depreciation and Amortization	2,085	3,742	2,797,945	2,588,655
Losses on Accounts Receivables from Services	-	-	328,803	353,750
Allowance for Doubtful Accounts	-	-	120,451	56,594
Provision for Contingencies	1,078	3,147	482,534	255,346
Provision for Pension Funds	-	-	266,195	31,132
Deferred Taxes	201,654	18,351	796,748	290,163
Income in Permanent Assets Write-off	(77)	1,587	27,880	55,976
Financial Charges	66,099	81,674	583,937	553,915
Equity in Subsidiaries	199,494	(199,401)	-	-
Other (Revenues) Expenses	(2,387)	6,370	(2,387)	12,342
Equity Changes	(259,436)	13,375	(2,364,981)	(1,388,859)
Accounts Receivable from Clients	-	-	(490,488)	(662,210)
Inventories	-	-	90,998	(146,938)
Judicial Deposits	(16,528)	-	(185,266)	(163,020)
Payroll, Social Charges and Benefits	(349)	67	(208)	8,718
Accounts Payable and Accrued Expenses	52,684	71	102,948	133,228
Taxes	(268,745)	(9,778)	(1,638,553)	(140,745)
Provisions for Contingencies	(3)	-	(217,541)	(252,906)
Provisions for Pension Plans	-	-	(98,280)	(98,476)
Other Assets and Liabilities Accounts	(26,495)	23,015	71,409	(66,510)
Cash Flow from Operating Activities	180,627	197,113	2,913,710	3,163,653

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid in the Year	(689,990)	(188,081)	(874,222)	(258,077)
Loans and Financing	(243,862)	(254,231)	(679,766)	366,717
Loans Obtained	-	-	522,722	2,427,008
Loans Settled	(163,700)	(191,582)	(724,889)	(1,619,147)
Interest Rates Settled	(80,162)	(62,649)	(477,599)	(441,144)
Addition - Shareholders’ Equity	-	-	5,164	19,538
Acquisition of Own Shares	-	-	(62,272)	(37,550)
Other Flows from Financing Activities	-	-	8,929	(6,122)
Cash Flow from Financing Activities	(933,852)	(442,312)	(1,602,167)	84,506

Investment Activities
Financial Investments (includes debentures)	419,874	445,725	499	3,389
Investments Suppliers	1,148	(214)	26,225	765,568
Funds Obtained in the Sale of Permanent Assets	62	38	3,607	7,405
Investments in Permanent Assets	(331)	(514)	(1,954,694)	(2,754,584)
Investments	(331)	(514)	(1,954,694)	(2,344,660)
Investments by Acquisition of New Companies	-	-	-	(409,924)
Acquisition Amount	-	-	-	(465,714)
Cash and Cash Equivalents Added	-	-	-	55,790
Dividends/Interest on Shareholders’ Equity Received from Subsidiaries	387,379	138,062	-	-
Other Flows from Investment Activities	-	(6)	-	-
Cash Flow from Investment Activities	808,132	583,091	(1,924,363)	(1,978,222)

Cash Flow for the Period	54,907	337,892	(612,820)	1,269,937

Cash and Cash Equivalents
Closing Balance	883,690	828,783	2,613,773	3,226,593
Opening Balance	828,783	490,891	3,226,593	1,956,656
Variation of Cash and Cash Equivalents	54,907	337,892	(612,820)	1,269,937

19. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

CONSOLIDATED
	2005	2004
Billed Services	1,432,862	1,363,406
Unbilled Services	961,060	911,655
Sales of Goods	120,337	79,699
Subtotal	2,514,259	2,354,760
Allowance for Doubtful Accounts	(361,446)	(243,181)
Services Rendered	(353,078)	(241,022)
Sales of Goods	(8,368)	(2,159)
Total	2,152,813	2,111,579
Current	1,633,154	1,518,169
Past Due
01 to 30 Days	398,356	386,039
31 to 60 Days	130,378	134,899
61 to 90 Days	82,622	86,120
91 to 120 Days	71,340	64,723
Over 120 Days	198,409	164,810

20. INVENTORIES

The maintenance and resale inventories, to which provisions for losses or adjustments at the forecast in which they must be realized are constituted, are composed as follows:

CONSOLIDATED
	2005	2004
Inventories for Resale (Cell Phones and Accessories)	114,340	209,024
Maintenance Inventories	12,497	15,679
Provision for the Adjustment to the Realization Value	(37,036)	(43,814)
Provision for Probable Losses	(6,766)	(6,856)
Total	83,035	174,033

21. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Loans
Loans	101,098	118,273	110,271	129,017
Loans to Subsidiary	58,798	74,523	-	-
Financing
Debentures of Subsidiary	560,459	972,006	-	-
Total	720,355	1,164,802	110,271	129,017
Current	-	-	3,962	2,540
Long-term	720,355	1,164,802	106,309	126,477

The loans and financing account includes the amount of R$ 101,098 (R$ 118,273 on 12/31/04), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through a transfer of funds for financing their expansions. Such amounts are subject to exchange variation plus interest between 11.55% p.a., and the semiannual Libor rate plus 1% or 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables. Expenses for the period, relating to the restatement of charges on these loans receivable, due to the decrease in the US dollar rate, is being deferred for tax purposes, and the corresponding deferred income tax and social contribution are recognized.

The amounts related to loans and debentures receivable from Brasil Telecom S.A., with maturity less than a year, in the amount of R$ 567,747 (R$ 460,327 on 12/31/04), are being presented in the long-term assets, in accordance with the article 179 of the Corporate Law.

22. DEFERRED AND RECOVERABLE TAXES

Deferred taxes related to Corporate Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Corporate Income Tax
Deferred Income Tax, on:
Tax Losses	-	-	298,795	52,652
Provision for contingencies	1,114	845	246,554	173,732
Provision for pension plan actuarial insufficiency coverage	-	-	182,022	125,362
Allowance for doubtful accounts	-	-	90,216	60,448
ICMS - 69/98 Agreement	-	-	68,601	50,761
Loss related to Swap Exchange Variation	-	-	56,367	-
Provision for COFINS/CPMF/INSS suspended collection	9,767	-	23,631	16,110
Provision for employee profit sharing	-	365	14,029	12,008
Unrealized revenue	-	-	1,544	2,867
Goodwill on CRT acquisition	-	-	-	43,387
Other Provisions	(201)	-	24,414	14,648
Subtotal	10,680	1,210	1,006,173	551,975
Social Contribution on Income
Deferred Social Contribution on:
Negative calculation basis	-	-	107,736	18,996
Provision for contingencies	401	304	88,759	62,544
Provision for pension plan actuarial insufficiency coverage	-	-	65,528	45,130
Allowance for doubtful accounts	-	-	32,478	21,761
Loss Related to Swap Exchange Variation	-	-	20,292	-
Provision for employee profit sharing	-	266	5,188	5,019
Unrealized revenue	-	-	556	1,032
Goodwill on CRT acquisition	-	-	-	15,619
Other Provisions	(74)	-	10,548	6,248
Subtotal	327	570	331,085	176,349
Total	11,007	1,780	1,337,258	728,324
Current	1,241	1,780	366,160	285,000
Long-term	9,766	-	971,098	443,324

The periods during which the deferred tax assets corresponding to income tax and social contribution on net income are expected to be realized, are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, and such technical study was approved by the board of executive officers and the board of directors, as well as it was examined by the fiscal council.

PARENT COMPANY	CONSOLIDATED
2006	1,241	366,160
2007	6,350	140,261
2008	3,416	107,643
2009	-	91,128
2010	-	98,680
2011 to 2013	-	358,202
2014 to 2015	-	18,583
After 2015	-	156,601
Total	11,007	1,337,258
Current	1,241	366,160
Long-term	9,766	971,098

The recoverable amount foreseen after the year 2015 is a result of a provision to cover an actuarial insufficiency of the pension plan, which is being settled by Brasil Telecom S.A. according to the maximum period established by the Supplementary Pensions Department (“SPC”), which is 16 years. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the subsidiary presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$ 129,416, attributed to the Consolidation were not recorded, due to the history of losses or uncertainties of future taxable income in VANT, BrT, Multimidia, BrT CSH and BrT CS Ltda, indirect subsidiaries.

Other Tax Recoverable

It is comprised of Federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Corporate Income Tax	400,572	315,121	743,868	403,954
ICMS	-	119	496,163	493,120
Social Contribution on Net Income	26,641	11,752	106,755	33,412
PIS and COFINS	533	456	100,591	108,212
FUST	-	-	-	26,745
Other	9	9	4,430	4,784
Total	427,755	327,457	1,451,807	1,070,227
Current	152,926	103,965	910,580	556,466
Long-term	274,829	223,492	541,227	513,761

23. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, compensated with 95% of the SELIC rate, maintained by Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A., in guarantee of the financing obtained through the Program to Promote the Integrated and Sustainable Economic Development of the Federal District (PRÓ-DF). These long-term income securities, which add up to R$ 2,604 relating to the Consolidated, will be maintained during the period of utilization and amortization of the financing (liabilities), whose first payment of the grace period is estimated for 2019, with settlement in 180 monthly and successive installments. This asset may be used for the settlement of the final installments of the referred financing.

24. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies and challenged taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Labor	-	2	386,829	318,724
Tax	15,296	-	357,163	274,627
Challenged Taxes – ICMS 69/98 Agreement	-	-	266,006	202,987
Other	15,296	-	91,157	71,640
Civil	1,234	-	62,274	27,649
Total	16,530	2	806,266	621,000
Current	-	-	148,469	144,770
Long-term	16,530	2	657,797	476,230

25. RECEIVABLE DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY

This refers to the interest on shareholders’ equity balance credited by the subsidiary Brasil Telecom S.A. in 2005, the amount of which, net of withholding tax is R$ 220,708 (R$ 250,236 on 12/31/04).

26. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Advances to Suppliers	-	75	47,549	40,795
Advances to Employees	-	123	30,593	25,941
Receivables from Other Telecom Companies	-	-	8,018	100,331
Contractual Guarantees and Retentions	-	-	1,299	34,181
Prepaid Expenses	4,872	7,826	95,569	97,691
Tax Incentives	-	-	14,473	14,473
Compulsory Deposits	-	-	1,750	1,750
Assets for Sale	-	-	9,175	276
Other	389	446	11,006	13,256
Total	5,261	8,470	219,432	328,694
Current	5,261	6,222	152,214	241,096
Long-term	-	2,248	67,218	87,598

27. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Investments Valued using the Equity Method	3,737,927	4,356,153	-	-
Brasil Telecom S.A.	3,697,991	4,315,621	-	-
Nova Tarrafa Participações Ltda.	37,926	37,879	-	-
Nova Tarrafa Inc.	2,010	2,653	-	-
Advances for Future Capital Increase	21	21	-	-
Nova Tarrafa Participações Ltda.	21	21	-	-
Goodwill Paid on Acquisition of Investments	-	1,722	356,430	445,119
CRT	-	1,722	-	1,722
IG Cayman	-	-	229,047	267,086
MTH Ventures do Brasil	-	-	73,578	95,651
Companies IBEST	-	-	49,102	74,076
Companies BRT Cabos Submarinos	-	-	4,703	6,584
Investments Valued using the Acquisition Cost	6,910	6,910	46,059	46,059
Tax Incentives, Net of Allowance for Losses	160	133	20,533	27,589
Other Investments	-	-	389	389
Total	3,745,018	4,364,939	423,411	519,156

Advances for future capital increase in favor of the Subsidiaries were considered in the investments appraisal, for the allocated investments are only awaiting for the formalization of the corporate acts of these companies, so that the respective capital increases in favor of the Company can be made.

Investments valued using the equity method: comprise the Company’s ownership interest in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda., and Nova Tarrafa Inc., the principal data of which are as follow:

	BT S.A.	NTP (Ltda.)	NTI
Shareholder’s Equity	5,496,607	37,926	2,010
Capital Stock	3,435,788	32,625	1,929
Book Value Per Share/Share quota (R$)	0.010	1.16	2,003.99
Net Income (Loss)	(303,671)	47	(329)
Number of Shares/Share quotas held by Company
Common Shares	247,276,380,758	-	1,003
Preferred Shares	116,685,184,225	-	-
Share quotas	-	32,624,928	-
Ownership % in Subsidiary’s Capital(1)
In Total Capital	67.20%	99.99%	100%
In Voting Capital	99.07%	99.99%	100%
Receivable dividends/interest on shareholders’ equity	220,708	-	-
(1) It considers the outstanding capital stock.

The following values compose the Equity Method:

	Operating		Non-Operating
	2005	2004	2005	2004
Brasil Telecom S.A.	(198,898)	198,782	2,387	(6,370)
Nova Tarrafa Participações Ltda.	47	863	-	-
Nova Tarrafa Inc.	(643)	(244)	-	-
Total	(199,494)	199,401	2,387	(6,370)

Investments valued using the acquisition cost: ownership interest obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, or those investments based on the Law of Incentive to Information Technology Companies, or the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and Audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

28. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Nature of Property, Plant and Equipment	2005				2004
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Assets for General Use	5% - 20%	53,467	(52,318)	1,149	1,155
Other Assets	19.9%(1)	3,927	(3,847)	80	89
Total		57,394	(56,165)	1,229	1,244

CONSOLIDATED
Nature of Property, Plant and Equipment	2005				2004
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Construction in Progress	-	636,251	-	636,251	656,703
Public Switching Equipment	20%	5,017,676	(4,566,952)	450,724	644,494
Equipment and Transmission Means	17.5%(1)	11,542,468	(8,351,207)	3,191,261	3,645,512
Terminals	20%	483,687	(446,211)	37,476	56,718
Data Communication Equipment	20%	1,647,380	(834,721)	812,659	733,051
Buildings	4%	934,660	(504,406)	430,254	426,254
Infrastructure	9.0%(1)	3,657,241	(2,080,052)	1,577,189	1,705,020
Assets for general use	18.5%(1)	1,048,043	(657,165)	390,878	362,918
Land	-	86,411	-	86,411	86,089
Other Assets	19.9%(1)	1,091,614	(484,713)	606,901	570,244
Total		26,145,431	(17,925,427)	8,220,004	8,887,003
(1) Annual average weighted rate.

According to the STFC concession contracts, the subsidiary’s assets (Brasil Telecom S.A.) that are indispensable to providing the service, and qualified as “reversible assets” at the time of expiry of the concession will automatically revert to ANATEL, the subsidiary being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts. The amount of reversible assets on the balance sheet closing date was R$ 20,475,919 for cost, with residual amount of R$ 4,827,626 (unaudited information).

Rent Expenses

The Company rents properties, posts, access through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses, means and connections related to such contracts amount to R$ 2 (R$ 54 in 2004) for the Company and R$ 498,342 (R$ 386,076 in 2004) for the Consolidated.

Leasing

The subsidiary Brasil Telecom S.A. has financial leasing agreements for information technology equipment. The expenses registered with leasing were R$ 1,231 (R$ 656 in 2004) for the Company and R$ 14,263 (R$ 17,334 in 2004) for the Consolidated.

At year-end, the position of payable amounts deriving from leasing agreements, per year of disbursement, is the following:

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
2005	-	1,039	-	9,507
2006	-	1,051	14,080	9,516
2007	-	1,065	13,980	9,577
2008	-	1,080	11,608	8,048
2009	-	1,094	1,909	4,922
2010	-	399	-	1,793
2011	-	397	-	1,783
2012 onwards	-	591	-	2,656
Total Minimum Payments to be Made	-	6,716	41,577	47,802

The average term to contract information technology equipment is 47 months and its remuneration is connected with DI-Over rate variation.

Insurance (unaudited)

An insurance policy program is maintained by Brasil Telecom S.A. for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses were R$ 3,330 (R$ 1,740 in 2004) for the Company and R$ 15,778 (R$ 12,364 in 2004) for the Consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount Insured
		2005	2004
Operating Risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	11,923,121	11,745,459
Loss of Profit	Fixed expenses and net income	8,163,247	7,370,615
Contractual Guarantees	Compliance with contractual obligations	214,142	120,870
Civil Liability	Telephony service operations	12,000	12,000

The Company contracted the coverage of insurance related to administrators’ civil liability, which also comprises the subsidiary Brasil Telecom S.A., the total amount insured of which corresponds to thirty million U.S. dollars (US$ 30,000,000.00) .

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

The assumptions of risks adopted, given their nature, do not integrate the scope of an audit of the financial statements, accordingly, they were not examined by our independent accountants.

29. DEFERRED CHARGES

PARENT COMPANY
	2005			2004
	Cost	Accumulated Amortization	Net book Value	Net book Value
Data Processing Systems	148	(89)	59	88
Total	148	(89)	59	88

CONSOLIDATED
	2005			2004
	Cost	Accumulated Amortization	Net book Value	Net book Value
Data Processing Systems	920,395	(332,725)	587,670	538,559
Installation and Reorganization Costs	336,519	(149,630)	186,889	258,866
Goodwill on Merger	649,640	(648,492)	1,148	120,346
Other	14,931	(8,524)	6,407	8,500
Total	1,921,485	(1,139,371)	782,114	926,271

30. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Salaries and Compensation	-	-	3,995	4,553
Payroll Charges	66	389	61,157	60,809
Benefits	8	34	6,391	5,623
Other	-	-	6,745	7,511
Total	74	423	78,288	78,496
Current	74	423	78,288	73,662
Long-term	-	-	-	4,834

31. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Suppliers	1,367	296	1,809,215	1,773,280
Third-party Consignments (1)	52,921	160	207,617	114,379
Total	54,288	456	2,016,832	1,887,659
Current	54,288	456	1,995,475	1,884,155
Long-term	-	-	21,357	3,504

(1) On 12/31/05, R$ 52,860 (R$ 110,820 for the Consolidated) refers to withholding tax over JSCP (interest on shareholders’ equity) credits occurred on 12/30/05.

The amounts recorded under long-term are derived from liabilities to remunerate the third-party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

32. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
ICMS	68	68	1,124,942	1,192,921
PIS and COFINS	41,809	16,262	200,774	156,035
Other	6	23	52,771	23,098
Total	41,883	16,353	1,378,487	1,372,054
Current	26,959	16,353	803,486	767,112
Long-term	14,924	-	575,001	604,942

The subsidiary Brasil Telecom S.A. paid PIS and COFINS taxes in installments, through the Special Payment in Installments (“PAES”), whose balance is restated by the long-term interest rate (TJLP) at R$31,224 (R$ 42,596 on 12/31/04), to be paid in installments for the remaining 90 months.

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

33. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Corporate Income Tax
Payables Due	44,119	29,127	195,631	71,420
Suspended Collection	-	-	-	18,577
Law 8,200/91 – Special Monetary Restatement	-	-	7,323	8,264
Subtotal	44,119	29,127	202,954	98,261
Social Contribution on Income
Payables Due	12,205	10,293	59,275	21,353
Law 8,200/91 – Special Monetary Restatement	-	-	2,636	2,975
Subtotal	12,205	10,293	61,911	24,328
Total	56,324	39,420	264,865	122,589
Current	32,658	6,490	231,786	54,454
Long-term	23,666	32,930	33,079	68,135

The subsidiary Brasil Telecom S.A. maintains debts registered in REFIS, related to the denial of offset tax losses, derived from CRT and TBS (companies merged in 2000), at the amount of R$ 33,334, the settlement of which awaits ratification for offsetting with tax credits.

34. DIVIDENDS/INTEREST ON SHAREHOLDER’S EQUITY AND EMPLOYEES AND MANAGEMENT PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Controlling Shareholders	56,486	48,472	56,486	48,472
Dividends/Interest on shareholders’ equity	66,454	55,571	66,454	55,571
Withholding tax over interest on shareholders’ equity	(9,968)	(7,099)	(9,968)	(7,099)
Minority Shareholders	287,453	226,758	443,323	387,755
Dividends/Interest on shareholders’ equity	285,946	231,190	412,690	381,295
Withholding tax over interest on shareholders’ equity	(42,892)	(29,426)	(61,904)	(51,942)
Dividends of Previous Years unclaimed	44,399	24,994	92,537	58,402
Employees and Management Profit Sharing	-	2,960	64,445	63,799
Total	343,939	278,190	564,254	500,026

35. LOANS AND FINANCING (Including Debentures)

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Loans	-	-	23,290	26,830
Financing	218,331	382,102	4,077,090	4,216,185
Interest and other Charges Provisioned on Loans	-	-	-	2
Interest and Other Charges Provisioned on Financing	61,783	91,157	468,701	465,212
Total	280,114	473,259	4,569,081	4,708,229
Current	280,045	213,832	1,201,681	856,638
Long-term	69	259,427	3,367,400	3,851,591

Financing

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
BNDES	-	-	2,386,442	2,327,031
Financial Institutions	-	-	1,327,729	1,333,578
Debentures	279,902	472,863	827,669	1,014,570
Suppliers	212	396	3,951	6,218
Total	280,114	473,259	4,545,791	4,681,397

Financing denominated in local currency: incur fixed interest rates of 2.4% and 14% p.a., resulting in a weighted average rate of 6.5% p.a. and variable interest rates based on long-term interest rates, accrued of 3.85% to 6.5% p.a., UMBNDES accrued of 3.85% to 6.5% p.a., CDI + 1.0%, IGP-M accrued of 12% p.a., these variable interest rates resulting in a weighted average rate of 14.3% p.a.

Financing denominated in foreign currency: incur fixed interest rates of 0% to 9.38%, resulting in an average rate of 8.9% p.a. and variable interest rates of LIBOR plus 0.5% to 2.5% p.a. over the LIBOR, 1.92% p.a. over YEN LIBOR, resulting, these variable interest, in a weighted average rate of 2.4% p.a. The LIBOR and YEN LIBOR rates on 12/30/05, for semiannual payments were 4.70% p.a. and 0.06938% p.a., respectively.

Debentures

Parent Company: In 2000, the Company issued debentures convertible into preferred shares and the purpose of the funds was financing part of the investment program of subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$ 279,902, will be amortized in one more installment maturing in July 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a., will be capitalized to the debentures balance.

Subsidiary Brasil Telecom S.A.: third public issue of 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$ 10, totaling R$ 500,000, issued on July 5, 2004. The restated balance of these debentures is R$ 547,767, with maturity on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

Loans

CONSOLIDATED
	2005	2004
Loans – Other	23,290	26,832
Total	23,290	26,832

The amount registered as loans – other, at the amount of R$ 23,290 (R$ 26,411 referring to the greater installment on 12/31/04), refers to a VANT’s debt with former parent company. Such liability shall mature on 12/31/15, being only restated by the U.S. dollar exchange variation.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	2004	2005	2004	2005
2006	-	259,366	-	969,956
2007	69	61	920,374	781,231
2008	-	-	503,868	378,048
2009	-	-	907,156	786,172
2010	-	-	402,850	283,185
2011	-	-	121,563	94,382
2012 onwards	-		511,589	558,617
Total	69	259,427	3,367,400	3,851,591

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	2004	2005	2004	2005
TJLP	279,902	472,863	2,356,113	2,485,351
US DOLLARS	212	396	573,556	681,208
CDI	-	-	547,767	541,707
YENS	-	-	431,947	565,498
HEDGE in YENS	-	-	311,585	76,659
UMBNDES (BNDES Basket of Currencies)	-	-	272,601	275,565
HEDGE in UMBNDES	-	-	37,630	38,979
IGP-DI			19,310	421
IGPM	-	-	8,158	16,724
US DOLLARS HEDGE	-	-	(116)	10,531
Other	-	-	10,530	15,586
Total	280,114	473,259	4,569,081	4,708,229

Guarantees

The financing contracted by the Subsidiary Brasil Telecom S.A. is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company’s guarantee.

For consolidated loans and financing the subsidiary has hedge contracts on 44.9% of its dollar-denominated and yen loans and financing with third parties and 27.7% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debts restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

36. LICENSES TO EXPLOIT SERVICES

CONSOLIDATED
	2005	2004
Personal Mobile Service	295,785	294,404
Other Authorizations	12,005	11,200
Total	307,790	305,604
Current	55,516	44,056
Long-term	252,274	261,548

Represented by the terms signed in 2002 and 2004 by the subsidiary 14 Brasil Telecom Celular S.A. along with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where Brasil Telecom S.A. has a concession for fixed telephony. Of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the BrT Celular’s liabilities to be paid in equal, consecutive annual installments, with maturities foreseen for the years 2006 to 2010 (balance of five installments) and 2007 to 2012 (balance of six installments) depending of the fiscal year the terms were signed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The amount of other authorizations belongs to VANT, referring to the authorization granted to the use of radiofrequency blocks associated to the exploration of multimedia communication service, obtained from ANATEL. The debit balance, with a variation of the IGP-DI, plus 1% a month, will be paid in six equal, consecutive and annual installments, counted as from April 2006.

37. PROVISIONS FOR PENSION PLAN

These refer to liabilities recorded by the subsidiary Brasil Telecom S.A., derived from actuarial liability of pension plans managed by Fundações FBrTPREV and SISTEL, appraised by independent actuaries and pursuant to CVM Resolution 371/00. The sponsored supplementary pension plan funds are detailed in the Note 6.

CONSOLIDATED
	2005	2004
FBrTPREV – BrTPREV, Alternativo and Fundador Plans	727,915	501,446
Fundação 14 – PAMEC Plan	174	-
Total	728,089	501,446
Current	45,495	29,497
Long-term	682,594	471,949

38. DEFERRED INCOME

There are contracts with Brasil Telecom S.A. and its subsidiaries related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

CONSOLIDATED
	2005	2004
2005	-	7,547
2006	8,910	5,523
2007	6,818	5,523
2008	6,818	5,523
2009	6,789	5,523
2010	6,640	5,523
2011	6,136	5,072
2012 onwards	42,476	33,744
Total	84,587	73,978

39. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004
Liabilities for Acquisition of Tax Credits	-	-	37,301	20,897
Prepayments	-	-	31,602	7,869
CPMF – Suspended Collection	-	-	27,114	24,806
Self-Financing Funds	-	-	24,143	24,143
Bank Transfer and Duplicate Receipts in Process	-	-	9,860	7,671
Liabilities with other Telecom Companies	-	-	1,613	7,980
Self-Financing Installment Reimbursement - PCT	-	-	1,185	2,655
Other	440	263	13,676	8,832
Total	440	263	146,494	104,853
Current	440	263	116,795	76,203
Long-term	-	-	29,699	28,650

Self-financing funds

They correspond to the credits of capital participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the subsidiary Brasil Telecom S.A. – Rio Grande do Sul branch (former CRT) had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Company’s Public Offering for return of the referred credits in cash, as established in article 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

Self-financing Installment Reimbursement - PCT

This refers to the payment, either in cash or as offset installments in invoices for services of engaged subscribers derived from the Community Telephony Program - PCT, in return to the obligation of repayment in shares. For these cases, there is settlement or judicial decision.

40. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephony Program – PCT. For reimbursement in shares, it is necessary to await. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the consolidated existing amount of R$ 7,974 (R$ 7,974 on 12/31/04) is derived from plans the judicial ruling on the suits brought by the interested parties.

41. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

The consolidated EBITDA, reconciled with the operating income, is as follows:

CONSOLIDATED
	2005	2004
Operating Income	(1,124,451)	308,054
Financial Expenses, Net	1,161,887	793,445
Depreciation	2,569,172	2,400,444
Amortization of Goodwill/Negative Goodwill in Acquisition of Investments (1)	102,787	63,473
EBITDA	2,709,395	3,565,416

Net Operating Revenue	10,138,684	9,064,856

EBITDA Margin	26.7%	39.3%
(1) It does not include the amortization of special goodwill of incorporation registered in account of the deferred asset, in the permanent assets, whose amortization expense composes the non-operating income.

42. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around eighteen years.

43. INFORMATION BY BUSINESS SEGMENT - CONSOLIDATED

Information by segments is presented in relation to the Company and its subsidiaries’ businesses, which was identified based on its performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on a reasonable basis.

	2005
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Holding Companies	Elimination among Segments	Consolidated
Gross Operating Revenue	13,924,898	989,263	582,081	-	(809,003)	14,687,239
Deductions from Gross Revenue	(4,190,616)	(289,415)	(68,894)	-	370	(4,548,555)
Net Operating Revenue	9,734,282	699,848	513,187	-	(808,633)	10,138,684
Cost of Services Rendered and Goods Sold	(5,911,156)	(959,251)	(337,784)	-	689,980	(6,518,211)
Gross Income	3,823,126	(259,403)	175,403	-	(118,653)	3,620,473

Operating Expenses, Net	(2,916,776)	(588,461)	(168,405)	(33,353)	123,958	(3,583,037)
Sale of Services	(1,227,199)	(487,783)	(115,034)	-	174,267	(1,655,749)
General and Administrative Expenses	(1,079,120)	(128,092)	(58,640)	(25,104)	14,208	(1,276,748)
Management Compensation	(9,196)	-	(2,499)	(2,942)	-	(14,637)
Other Operating Expenses, Net	(601,261)	27,414	7,768	(5,307)	(64,517)	(635,903)

Operating Income (Loss) Before Financial Revenues (Expenses) and Equity Accounting Result	906,350	(847,864)	6,998	(33,353)	5,305	37,436

Net Income (Loss) for the year	(271,839)	(598,676)	185,919	(28,165)	683,206	(29,555)

Trade Accounts Receivable	2,055,750	186,143	62,918	-	(151,998)	2,152,813
Inventories	5,372	77,672	-	-	(9)	83,035
Fixed Assets, Net	6,814,782	1,339,182	70,985	1,229	(6,174)	8,220,004

	2004
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Holding Companies	Elimination among Segments	Consolidated
Gross Operating Revenue	12,699,485	102,299	310,519	-	(348,861)	12,763,442
Deductions from Gross Revenue	(3,634,095)	(23,317)	(41,174)	-	-	(3,698,586)
Net Operating Revenue	9,065,390	78,982	269,345	-	(348,861)	9,064,856
Cost of Services Rendered and Goods Sold	(5,689,884)	(147,409)	(199,278)	-	213,851	(5,822,720)
Gross Income	3,375,506	(68,427)	70,067	-	(135,010)	3,242,136

Operating Expenses, Net	(2,066,204)	(104,877)	(85,776)	(24,082)	140,302	(2,140,637)
Sale of Services	(1,102,190)	(90,137)	(48,054)	-	154,604	(1,085,777)
General and Administrative Expenses	(932,441)	(14,296)	(18,671)	(16,682)	6,758	(975,332)
Management Compensation	(7,214)	-	(784)	(2,389)	-	(10,387)
Other Operating Revenues, Net	(24,359)	(444)	(18,267)	(5,011)	(21,060)	(69,141)

Operating Income (Loss) Before Financial Revenues (Expenses) and Equity Accounting Result	1,309,302	(173,304)	(15,709)	(24,082)	5,292	1,101,499

Net Income (Loss) for the year	292,813	(119,101)	60,042	270,675	(252,207)	252,222

Trade Accounts Receivable	2,070,499	91,233	54,414	-	(104,567)	2,111,579
Inventories	7,804	166,229	-	-	-	174,033
Fixed Assets, Net	7,679,081	1,149,084	69,061	1,243	(11,466)	8,887,003

44. STATEMENT OF VALUE ADDED – DVA

PARENT COMPANY	CONSOLIDATED
	2005	2004	2005	2004

REVENUES	6,925	(4,396)	14,184,688	12,556,649
Sales of Services and Goods	-	-	14,687,239	12,763,442
Unconditional Discounts and Cancellations	-	-	(329,501)	(119,044)
Losses with Accounts Receivable	-	-	(449,254)	(411,279)
Other Revenues and Non-Operating Income	6,925	(4,396)	276,204	323,530

INPUTS ACQUIRED FROM THIRD PARTIES	(17,359)	(11,358)	(5,254,784)	(4,256,153)
Materials	(60)	(71)	(477,077)	(208,746)
Third-Party Services	(16,966)	(9,386)	(4,731,007)	(4,010,856)
Other Designations of Third Parties	(333)	(1,901)	(46,700)	(36,551)

RETENTIONS	(3,163)	(6,889)	(3,280,479)	(2,846,564)
Depreciation and Amortization	(2,085)	(3,742)	(2,797,945)	(2,591,217)
Provisions for Contingencies	(1,078)	(3,147)	(482,534)	(255,347)

NET VALUE ADDED PRODUCED	(13,597)	(22,643)	5,649,425	5,453,932

VALUE ADDED RECEIVED IN TRANSFER	133,691	510,910	920,290	665,616
Equity Accounting Result	(199,494)	199,401	-	-
Dividends (Investments at Acquisition Cost)	300	-	1,828	360
Financial Revenues	332,885	311,509	850,525	616,872
Rental Revenues	-	-	67,937	48,384

TOTAL VALUE ADDED TO DISTRIBUTE	120,094	488,267	6,569,715	6,119,548

DISTRIBUTION OF VALUE ADDED

Compensation for Work	5,211	8,698	819,703	451,718
Fees, Payroll and Additional Payment	3,898	3,692	311,591	235,188
Charges, Social Benefits and Interest	1,313	5,006	241,917	185,398
Provision for Pension Plans	-	-	266,195	31,132

Government – Taxes	59,083	118,446	4,206,911	4,000,024

Donations and Sponsorships	-	-	8,433	10,991

Income Earners	83,683	92,855	1,658,083	1,302,176
Rental, Leasing and Insurance	4,565	2,451	528,383	415,774
Financial Expenses	79,118	90,404	1,129,700	886,402

Shareholders	-	268,268	-	252,222
Interest on Shareholders’ Equity	-	243,500	-	227,454
Dividends	-	11,354	-	11,354
Allocation for Legal Reserve	-	13,414	-	13,414

Minority Interest	-	-	(93,860)	102,417

Insufficiency of Retained Value	(27,883)	-	(29,555)	-

DISTRIBUTION OF VALUE ADDED	120,094	488,267	6,569,715	6,119,548

… continued

Additional Information:
Dividends/JSCP distributed with Value Added of Previous Years	869,000	31,907	1,074,499	166,151

45. SUBSEQUENT EVENTS

ANATEL – Edition of Resolution 432/06, published on February 24, 2006

ANATEL extended the dates, which shall be effective for the effects of STFC Basic Plan tariff system under the Local Mode Rendered in Public Scheme.

Further information about the changes and extension of dates are outlined in the Note 5.i, under “New Concession Agreements”.

Material Facts

As follows, the material facts published after December 31,2005 are reproduced, and they refer to disputes attributed to the management of the Company and Brasil Telecom S.A.:

I – Material Fact as of March 16, 2006:

“BRASIL TELECOM S.A. (“Brasil Telecom” or “Company”), in compliance with art. 157 of Law 6,404/76 and CVM Instruction 358/02, hereby informs to its Shareholders and to the market in general the following:

On April 28, 2005, still under the management appointed by the Opportunity Group, Brasil Telecom and its subsidiary, 14 Brasil Telecom Celular S.A. (“BTC”) celebrated with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) several agreements, including a contract entitled “Merger Agreement” (“Acordo de Incorporação”) and a “Protocol” associated to it.

According to material facts disclosed by the Company, the merger was forbidden by injunctions rendered by the Brazilian and American Courts of Law, in lawsuits filed by its controlling shareholders.

Brasil Telecom’s understanding is that the Merger Agreement and its respective Protocol were celebrated, among other grounds, in conflict of interest, violation of the law and the Company’s Bylaws and, still, in breach of shareholders’ agreements and lacking the necessary corporate approvals. Furthermore, the current management considers that such agreements are contrary to the Company’s best interests, specifically regarding its mobile telephony business.

Thus, based on the Merger Agreement itself, Brasil Telecom and BTC began an arbitration process on March 15, 2006 against TIMI and TIMB to declare the nullity or to obtain the annulment of the referred agreement. Such arbitration shall be governed by the rules of the International Chamber of Commerce (Câmara de Comércio Internacional).

Brasília/DF, March 16, 2006.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom S.A.”

II – Material Fact as of March 20, 2006:

“ BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A., based on art. 157 of Law 6,404/76, and CVM Instruction 358/02, hereby discloses to the market a decision rendered by the United States District Court of the Southern District of New York on March 16, 2006, as transcribed below:

“UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
--------------------------------------------------x
INTERNATIONAL EQUITY INVESTMENTS, INC.
and CITIGROUP VENTURE CAPITAL
INTERNATIONAL BRAZIL, LLC, on behalf of itself 05 Civ. 2745 (LAK) and Citigroup Venture Capital International Brazil, L.P. (f.k.a. CVC/Opportunity Equity Partners, L.P.),
Plaintiffs,
v.
OPPORTUNITY EQUITY PARTNERS, LTD.
(f.k.a. CVC/Opportunity Equity Partners, Ltd.) and
DANIEL VALENTE DANTAS,

Defendants.

--------------------------------------------------x

ORDER TO SHOW CAUSE WITH TEMPORARY RESTRAINING ORDER

     Upon consideration of the Affidavit of Carmine D. Bocuzzi in support of Plaintiffs’ Order to Show cause, sworn to March 15, 2006, and the exhibits thereto, the Memorandum of Law in Support of plaintiffs’ Motion for a Preliminary Injunction and a Temporary Restraining Order, the Declaration of Flavio Galdino dated March 15, 2006 and the exhibits thereto, the Declaration of John Christopher Brougham, O.C. dated March 15, 2006, and the record in this case, and after hearing consent for both sides, it is hereby:

     ORDERED that defendants Opportunity Equity Partners Ltd. (“Opportunity”) and Daniel Valente Dantas (“Dantas”) SHOW CAUSE before this Court in Courtroom 12D of the United States Courthouse located at 500 Pearl Street, in the borough of Manhattan, City and State of New York, on the 28 day of March 2006, at 10:00 a.m., why an Order should not be made and entered herein, pursuant to Rule 65 of the Federal Rules of Civil Procedure, enjoining defendants Dantas and Opportunity, and their officers, agents, servants, employees, and attorneys, and all those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, from enforcing or otherwise giving effect to any provision of the Amendment to the Amended and Restated Shareholders’ Agreement dated as of September 12, 2003 (the “Umbrella Agreement”), or taking any action in furtherance of the foregoing.

Sufficient reason being alleged, it is hereby

     ORDERED that, pending a further Order by this Court, defendants Dantas and Opportunity, and their officers, agents, servants, employees, and attorneys, and all those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, are enjoined from enforcing or otherwise giving effect to any provision of the Umbrella Agreement, or taking any action in furtherance of the foregoing; and it is further

     ORDERED that answering papers, if any, shall be filed and served electronically or by hand upon plaintiffs’ attorneys, Howard S. Zelbo, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, on or before March 22, 2006 by 1 p.m.; and it is further

     ORDERED that reply papers, if any, shall be filed and served electronically or by hand upon defendants’ attorneys on or before March 24, 2006 at 1 p.m.

SO ORDERED.

Dated: New York, New York
March 16, 2006
Issued at 11:50 a.m.

Lewis A. Kaplan
United States District Judge”

Brasília, March, 20 2006.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

-.-.-.-.-.-.-.-.-.-.-.-.-

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 – CNPJ - TAXPAYER REGISTER 02.570.688/0001-70

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY’S HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER - (Address for correspondence to Company)	1
01	04	REFERENCE/INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	2
02	01	BALANCE SHEET – ASSETS	3
02	02	BALANCE SHEET – LIABILITIES	4
03	01	STATEMENT OF INCOME	6
04	01	STATEMENT OF CHANGES IN FINANCIAL POSITION	7
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005	8
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2004 TO 12/31/2004	9
05	03	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2003 TO 12/31/2003	10
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	11
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	12
07	01	CONSOLIDATED STATEMENT OF INCOME	14
08	01	CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION	15
09	01	REPORT OF INDEPENDENT ACCOUNTANTS – UNQUALIFIED OPINION	16
10	01	MANAGEMENT REPORT	17
11	01	NOTES TO THE FINANCIAL STATEMENTS	65

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer